FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2008
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material Fact, dated February 7, 2008, announcing that as of 1st May next it will pay a fourth dividend on account of the earnings for the 2007 financial year.

2	Press Release, dated February 7, 2008, announcing that Banco Santander registered attributable net profit of EUR 9.060 billion in 2007, an increase of 19% from 2006.

3	Financial Report for 2007

4	Key Figures for 2007

5	Presentation to Analysts

Item 1
MATERIAL FACT
Banco Santander, S.A. hereby announces that as of 1st May next it will pay a fourth dividend on account of the earnings for the 2007 financial year, for a gross amount of €0.28196125 per share.
With the payment of this dividend (which, if the proposal to be submitted to the General Meeting of Shareholders is approved, will be the final dividend), the total dividend paid on the earnings for the 2007 financial year will be €0.65078125 per share. This represents a 25% increase on that paid the previous year, such percentage increase being in turn the same as that applied in 2005 and 2006.
On Friday, 2nd May, the Bank’s share will trade ex-dividend.
Boadilla del Monte (Madrid), 7th February 2008

Item 2
Press release
Banco Santander’s attributable profit
rose 19% to EUR 9.060 billion in 2007
Attributable profit excluding capital gains rose 23% to EUR 8.111 billion, with a 21% increase in earnings per share.
•	Reflecting the strong results, the Board of Directors increases the dividend by 25% for the third consecutive year, to EUR 0.65 a share, for a payout of EUR 4,070 million, or 50% of ordinary profit.

•	The increase in profit was driven by revenue growth of 21%, more than double the rate of growth in costs of 10%, which improved the efficiency ratio by more than four percentage points, to 44.2%.

•	All business units contributed to the increase in revenues. Loans and deposits grew by 12%, excluding the exchange rate effect.

•	In Continental Europe, attributable profit rose 27% to EUR 4,423 million, with a 14% increase in loans and an 8% increase in customer funds.

•
In Latin America, attributable profit rose 27% in dollars, to US$3,648 million, with an increase of 20% in loans and 21% in customer funds, in local currencies. In euros, attributable profit rose 17% to EUR 2,666 million.

•	Abbey’s attributable profit rose 20% to £822 million, with growth of 8% in loans and 5% in deposits in pounds. In euros, attributable profit rose 20% to EUR 1,201 million.

•	Non-performing loans stood at 0.95%, with a coverage rate of 151%, compared to rates of 0.82% and 179%, respectively, at the close of 2006.

•	The capital ratios underline Santander’s high level of solvency, with a BIS ratio of 12.7% and core capital of 6.3%.

•
The Group realized net capital gains of EUR 2,348 million in 2007 through assets sales, most notable the sale of real estate properties (EUR 1,076 million), the pension fund management companies in Latin America (EUR 622 million) and the 1.79% stake in Intesa Sanpaolo (EUR 566 million).

•
Of these capital gains, EUR 1,398 million will be assigned mainly to adjust the value of the investment in Sovereign (EUR 737 million), to amortize the acquisition of clients in Brazil (EUR 351 million) and to reserves for early retirements (EUR 242 million).The remaining EUR 950 million contribute to attributable profit.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, February 7, 2008 — Banco Santander registered attributable net profit of EUR 9,060 million in 2007, an increase of 19% from 2006. The result is the highest profit in the history of the bank, which celebrated the 150th anniversary of its founding in 2007, making it the fifth largest bank in the world by profit.
These results are more noteworthy when taking into account the difficult financial environment, which caused large losses at a number of global financial institutions. At the same time, Santander participated, together with The Royal Bank of Scotland and Fortis, in the largest financial sector transaction in history: the acquisition of ABN Amro.
The 2007 results are underpinned by the strong growth in revenues, which doubled that of costs. This allowed recurring profit, without capital gains, to grow by 23%, to EUR 8,111 million. At the same time, Santander in 2007 realized net extraordinary capital gains of EUR 2,348 million, of which EUR 1,398 million have been assigned to extraordinary charges and EUR 950 million to attributable net profit.
The quality of these results allowed the Board of Directors to approve, for the third consecutive year, a 25% increase in the dividend, with a total charge against 2007 earnings of EUR 0.6508 per share. This will result in a dividend payout of EUR 4,070 million, or 50% of ordinary profit, in line with Santander’s pay-out policy.
Results
Revenues grew by 21%, driven by growth in volumes of 12% and price management, to EUR 27,095 million. Revenues grew at twice the rate of costs, which increased by 10%, allowing net operating income to increase by 32% to EUR 14,842 million. The increase in costs was linked to the opening of a net 326 new branches, bringing the total number of branches in the Santander network to 11,178, making it the largest retail banking distribution franchise in the western world. Once Banco Real in Brazil is integrated, the Group will have more than 13,000 branches.
The performance in revenue and costs resulted in a significant improvement in efficiency. At the close of 2007, costs equalled 44.2% of total revenues, an improvement of 4.4 percentage points from a year earlier. The businesses in Continental Europe had an efficiency ratio of 38.8%, the U.K. (Abbey) 50.1% and Latin America 41.8%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The strong increase in net operating income was accompanied by a 41% increase in provisions for bad loans, or an increase of 24% excluding Drive, the U.S. consumer finance company which was consolidated into the Group’s accounts from 2007. Ordinary attributable profit, excluding extraordinaries, was EUR 8,111 million, up 23%.
Apart from these results generated by ordinary activities, in 2007 the Group realized net capital gains of EUR 2,348 million. Among these capital gains, most notable were the EUR 1,076 million generated by the sale of real estate properties, not including the sale of the Ciudad Santander headquarters agreed in January, 2008, which will result in a net capital gain of EUR 605 million. Other sales included the pension fund management companies in Latin America, which generated a gain of EUR 622 million, the 1.79% stake in Intesa Sanpaolo, with capital gains of EUR 566 million and 5.87% of BPI Portugal, with a gain of EUR 84 million. These capital gains have been assigned to an adjustment in the value of the investment in Sovereign (EUR 737 million) and the acquisition of clients in Brazil (EUR 351 million), to reserves for early retirement and other retirement plans (EUR 242 million) and write-offs in Portugal (EUR 68 million).
The difference between the net capital gains and reserves come to EUR 950 million, which contributes to Banco Santander’s final 2007 net profit figure of EUR 9,060 million, an increase of 19%, reinforcing the solvency and capital strength of the Group. Earnings per share came to EUR 1.43, up 17.5% from 2006. Excluding capital gains, earnings per share was EUR 1.28, an increase of 21.4%.
By geographical areas, Continental Europe recorded net income of EUR 4,423 million, an increase of 27%, as revenue grew by six percentage points more than costs, 20% compared to 14%, respectively. Abbey registered a profit of £822 million (EUR 1,201 million), an increase of 20%, supported by a 7% increase in revenues and a 3% decline in costs. Banco Santander profit in Europe came to EUR 5,624 million, 68% of total Group profit.
In Latin America, attributable profit rose by 27% in dollars, the operating currency, to $3,648 million. In euros, attributable profit was EUR 2,666 million, up 17%. The greatest contribution was made by Brazil, which rose by 32%, to $1,239 million (EUR 905 million); followed by Mexico, with an increase of 35% to $894 million (EUR 654 million) and Chile, where attributable profit increased by 29% to $743 million (EUR 543 million).

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

By businesses, retail banking registered ordinary pretax profit (excluding capital gains and extraordinary write-offs) of EUR 9,339 million, up 26%; Global Wholesale Banking EUR 1,830 million, up 28%; and Asset Management and Insurance EUR 537 million, up 14%. The quality of these results is underpinned by the roughly 20% growth in retail banking seen in all markets, while 78% of Global Wholesale Banking revenue is generated by customer business. Asset management and insurance contribute recurring revenues of EUR 3,600 million to the Group.
Business
Santander concluded 2007 with EUR 1,063,892 million in funds under management, an increase of 6%. Of these, EUR 912,915 million are on the balance sheet, up 9%. The rest are off-balance mutual funds, pensions and other customer funds, which amount to EUR 159,986 million. Excluding the effect of certain currencies’ depreciations, Banco Santander in 2007 grew by 12% in lending as well as in customer funds.
Group gross lending was EUR 574,172 million at the end of the year, up 8%. Continental Europe accounted for 55% of this lending, the United Kingdom (Abbey) 33% and Latin America the remaining 12%.
In Continental Europe, lending grew by 14%, to EUR 310,618 million, with increases in all countries and units. In Spain, lending grew by 13%, with mortgage business slowing to 11%. Lending in the Santander branch network in Spain increased by 11%, Banesto by 21%, Portugal by 6% and Santander Consumer Finance by 16%.
The Santander branch network in Spain continued implementing its successful “We want to be your bank” programme, launched in 2006, which resulted in linked customers totalling 4 million versus 2.4 million two years ago. Net branch growth in 2007 was 55. Lending volume to individuals grew by 8% and to SMEs and companies by 18%. Banesto grew by 13% in loans to individuals and 27% in loans to SMEs and companies.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In Portugal, Santander Totta grew lending by 6%, due to less lending for large transactions, while loans to individuals grew by 9% and SME and company lending by 21%.
Santander Consumer continued its expansion, both organic (branch openings in Germany and Italy) and through selective acquisitions (Drive in the U.S.). Activity was affected by rising interest rates and the decline in auto purchases. New lending grew 6%, with direct lending increasing 20% and card financing 18%. Loans for auto purchases fell 1%.
Loan volume in Latin America came to EUR 68,854 million, an increase of 14% in euros and 20% in local currencies. Brazil, which opened 78 branches last year, increased lending by 32%, with growth of 28% in lending to individuals and 41% to SMEs. Mexico, which opened 49 branches, grew by 25%, with increases of 30% in lending to individuals, and 66% to SMEs. Chile, where 97 new branches were opened, increased lending by 19%, with growth of 15% to individuals and 19% to SMEs.
Abbey continued with its restructuring, closing the year with loan volume of EUR 184,086 million, an increase of 8% in pounds. Net mortgage production in 2007 amounted to £8,800 million, up £1,000 million, or 12%, from 2006.
At the close of 2007, the non-performing loan rate continued to be below one percentage point, at 0.95%, growing 0.13 point from the previous year. The coverage ratio stood at 151%, down 28 points. The Group’s provisions amount to EUR 9,302 million, of which EUR 6,027 million were generic.
The Group’s total customer funds under management came to EUR 784,995 million at the end of 2007, a like-for-like increase of 9% from a year earlier. Balance sheet resources rose 10% to EUR 625,009 million. Off-balance sheet resources declined due to the sale of the Latin American pension fund management companies, which had EUR 18,052 million in funds under management at the close of 2006. Excluding this impact, off-balance sheet funds under management grew by 3%.
In Continental Europe, total customer funds under management were EUR 323,602 million, up 8%, accounting for 48% of the Group’s total managed customer funds. Customer funds under management in Spain grew by 5%, or 8% if the placement of the EUR 7,000 million Valores Santander issue for the financing of the ABN Amro purchase is included. Santander Consumer Finance grew by 33%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In Latin America, customer funds came to EUR 137,682 million, down 1% due to the sale of the pension fund management companies. Excluding this effect, funds under management grew by 14% in euros or 21% in local currencies. In Brazil, savings grew by 30%, with 22% increase in deposits and 36% in investment funds. In Mexico, customer funds grew by 12%, with deposits increasing by 6% and investment funds by 24%. In Chile, growth was 18%, with deposits up 16% and investment funds up 24%.
Abbey ended 2007 with EUR 216,672 million in customer funds, up 5%, or 15% in pounds. Net inflow of deposits was £3,200 million in 2007, nearly three times the amount of a year earlier, when they were £1,100 million. Growth was achieved without increasing costs, as the margin of Abbey’s customer funds portfolio improved during the period.
The acquisition of ABN AMRO
On May 29th, Banco Santander, together with The Royal Bank of Scotland and Fortis, announced its intention to put forward an offer to acquire ABN Amro. The offer was made on July 20th. The amount offered by the three banks for each ABN Amro share was EUR 35.60 per share in cash and 0.296 new RBS shares.
Santander’s investment in its share of the assets was EUR 19,900 million, an amount that will come down to EUR 10,100 million as a result of the sale of Antonveneta, its Interbanca unit and a small Dutch consumer finance company that was also allotted to Santander. At the same time, Santander will acquire RBS’ global clients business in Brazil, so that Santander’s estimated final investment in the acquisition of ABN Amro assets, basically Banco Real, will amount to EUR 10,500 million.
The share and dividend
At the close of 2007, Santander’s eligible capital came to EUR 65,225 million, with a surplus of EUR 24,021 million above the required minimum. With this capital base, the BIS ratio came to 12.7%, Tier I capital to 7.7% and core capital to 6.3%. These ratios underscore Santander’s capital strength.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Santander share ended the year at EUR 14.79 euros, up 4.6% from a year earlier, making it the only bank in the Eurostoxx with a positive performance in 2007. At the end of the year, Santander’s market capitalization amounted to EUR 92,501 million. Santander is the leading bank in the euro zone and the eighth in the world by market value.
The Board of Directors has agreed that the total dividend charged against 2007 earnings will amount to EUR 0.6508 per share, an increase of 25% for the third consecutive year. Santander has already paid three of the four annual dividends, amounting to EUR 0.1229 each. The fourth one, totalling EUR 0.2820 per share, will be paid in May. The share’s dividend yield came to 4.67% in 2007. In the last ten years, the dividend has registered annual cumulative growth of 14%. In 2007, profit distributed to shareholders will amount to EUR 4,070 million (50% of ordinary attributable profit), a record for Santander.
Santander has 2,278,321 shareholders. 131,819 persons work in the Group, serving 65 million customers in 11,178 branches.
More information at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Income statement
Million euros

			Variation
	2007	2006	Amount	%	2005

Net interest income (w/o dividends)	14,882	12,076	2,806	23.2	10,324
Dividends	413	404	9	2.3	336
Net interest income	15,295	12,480	2,815	22.6	10,659
Income from companies accounted for by the equity method	441	427	15	3.4	619
Net fees	8,040	7,024	1,016	14.5	6,061
Insurance activity	319	253	66	26.2	201
Commercial revenue	24,096	20,184	3,912	19.4	17,541
Gains (losses) on financial transactions	2,998	2,149	849	39.5	1,534
Gross operating income	27,095	22,333	4,761	21.3	19,076
Income from non-financial services	152	119	33	27.9	156
Non-financial expenses	(78)	(70)	(8)	11.7	(91)
Other operating income	(119)	(119)	(0)	0.0	(89)
Operating expenses	(12,208)	(11,045)	(1,162)	10.5	(10,288)
General administrative expenses	(10,940)	(9,899)	(1,041)	10.5	(9,274)
Personnel	(6,510)	(5,926)	(584)	9.9	(5,555)
Other administrative expenses	(4,430)	(3,973)	(457)	11.5	(3,719)
Depreciation and amortisation	(1,268)	(1,147)	(121)	10.6	(1,014)
Net operating income	14,842	11,218	3,624	32.3	8,765
Impairment loss on assets	(3,549)	(2,551)	(998)	39.1	(1,802)
Loans	(3,470)	(2,467)	(1,002)	40.6	(1,615)
Goodwill	(14)	(13)	(2)	13.1	—
Other assets	(65)	(70)	6	(8.3)	(187)
Other income	(383)	(45)	(337)	742.4	(265)
Profit before taxes (w/o capital gains)	10,910	8,622	2,288	26.5	6,698
Tax on profit	(2,392)	(1,947)	(444)	22.8	(1,287)
Net profit from ordinary activity	8,518	6,674	1,844	27.6	5,411
Net profit from discontinued operations	112	470	(357)	(76.1)	331
Net consolidated profit (w/o capital gains)	8,631	7,144	1,487	20.8	5,742
Minority interests	520	562	(41)	(7.4)	530
Attributable profit to the Group (w/o capital gains)	8,111	6,582	1,528	23.2	5,212
Net extraordinary gains and allowances	950	1,014	(64)	(6.3)	1,008
Attributable profit to the Group	9,060	7,596	1,464	19.3	6,220
Customer loans
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Public sector	5,633	5,329	305	5.7	5,243
Other residents	227,512	199,994	27,518	13.8	153,727
Commercial bills	18,248	17,276	972	5.6	15,371
Secured loans	123,371	110,863	12,508	11.3	81,343
Other loans	85,893	71,854	14,039	19.5	57,013
Non-resident sector	341,027	326,187	14,840	4.5	284,468
Secured loans	199,316	191,724	7,592	4.0	174,117
Other loans	141,711	134,463	7,247	5.4	110,352
Gross customer loans	574,172	531,509	42,663	8.0	443,439
Loan-loss allowances	8,695	8,163	532	6.5	7,610
Net customer loans	565,477	523,346	42,131	8.1	435,829
Pro memoria: Doubtful loans	6,070	4,613	1,457	31.6	4,356
Public sector	1	18	(17)	(95.5)	3
Other residents	1,812	1,212	600	49.6	1,027
Non-resident sector	4,257	3,383	874	25.8	3,326

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Customer funds under management
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Public sector	15,239	15,266	(27)	(0.2)	14,366
Other residents	103,772	94,750	9,022	9.5	83,392
Demand deposits	53,779	55,050	(1,271)	(2.3)	50,124
Time deposits	31,007	24,670	6,337	25.7	18,799
REPOs	18,986	15,030	3,956	26.3	14,470
Non-resident sector	236,693	221,206	15,487	7.0	208,008
Demand deposits	117,699	119,861	(2,162)	(1.8)	113,603
Time deposits	78,287	72,258	6,029	8.3	77,195
REPOs	37,538	26,343	11,195	42.5	14,366
Public Sector	3,168	2,744	424	15.5	2,844
Customer deposits	355,704	331,223	24,482	7.4	305,765
Debt securities	233,634	204,069	29,565	14.5	148,840
Subordinated debt	35,670	30,423	5,247	17.2	28,763
On-balance-sheet customer funds	625,009	565,715	59,294	10.5	483,369
Mutual funds	119,211	119,838	(628)	(0.5)	109,480
Pension funds	11,952	29,450	(17,498)	(59.4)*	28,619
Managed portfolios	19,814	17,835	1,979	11.1	14,746
Savings-insurance policies	9,009	6,385	2,624	41.1	15,146
Other customer funds under management	159,986	173,509	(13,522)	(7.8)	167,991
Customer funds under management	784,995	739,223	45,772	6.2 *	651,360

(*)	Without impact of the sale of pension funds management institutions in Latin America, pension funds: +4.9%; customer funds under managament: +8.9%

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Shareholders’ equity and minority interests
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	23,458	12,352	11,107	89.9	8,781
Treasury stock	(0)	(127)	127	(99.8)	(53)
On-balance-sheet shareholders’ equity	46,955	35,722	11,233	31.4	32,225
Attributable profit	9,060	7,596	1,464	19.3	6,220
Interim dividend distributed	(1,538)	(1,337)	(201)	15.0	(1,163)
Shareholders’ equity at period-end	54,478	41,981	12,497	29.8	37,283
Interim dividend not distributed	(2,532)	(1,919)	(613)	32.0	(1,442)
Shareholders’ equity	51,945	40,062	11,884	29.7	35,841
Valuation adjustments	722	2,871	(2,149)	(74.8)	3,077
Minority interests	2,358	2,221	138	6.2	2,848
Preferred securities	523	668	(146)	(21.8)	1,309
Preferred securities in subordinated debt	7,261	6,837	425	6.2	6,773
Shareholders’ equity and minority interests	62,810	52,658	10,151	19.3	49,848
Computable capital and BIS ratio
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Computable basic capital	39,725	35,539	4,186	11.8	32,532
Computable supplementary capital	25,500	24,237	1,262	5.2	20,894
Computable capital	65,225	59,776	5,448	9.1	53,426
Risk-weighted assets	515,050	478,733	36,317	7.6	412,734
BIS ratio	12.66	12.49	0.17		12.94
Tier 1	7.71	7.42	0.29		7.88
Core capital	6.25	5.91	0.34		6.05
Shareholders’ equity surplus	24,021	21,478	2,543	11.8	20,407

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Item 3
Financial Report January — December 07

Gross operating income

Million euros
19,076
22,333
27,095
+21.3%*
2005
2006
2007

(*) Exchange rate effect excluded: +23.6%

Net operating income

Million euros
8,765
11,218
14,842
+32.3%*
2005
2006
2007

(*) Exchange rate effect excluded: +35.2%

Net profit from ordinary activity

Million euros
5,411
6,674
8,518
+27.6%*
2005
2006
2007

(*) Exchange rate effect excluded: +31.2%

Attributable profit

Million euros
6,220
5,212(1)
7,596
6,582(1)
9,060
+19.3%
+23.2%*
8,111(1)
2005
2006
2007

(*) Exchange rate effect excluded: +26.2%

ROE

%
19.9
16.6(1)
21.4
18.5(1)
21.9
+0.5 p.p.
+1.1 p.p.
19.6(1)
2005
2006
2007

EPS[1]

Euros
0.8351
1.0534
1.2789
+21.4%
2005
2006
2007

Distribution of attributable profit[1] by operative geographical segments

2007
United Kingdom (Abbey): 15%
Latin America: 32%
• Brazil: 11%
• Mexico: 8%
• Chile: 7%
Continental Europe: 53%
• Santander Branch Network: 22%
• Banesto: 8%
• Santander Consumer Finance: 9%
• Portugal: 6%

Distribution of profit before taxes[1] by operative business segments

2007
Global Wholesale Banking: 16%
Asset Management and Insurance: 4%
Retail United Kingdom (Abbey): 14%
Retail Latin America: 23%
Retail Continental Europe : 43%
Retail Banking: 80%

(1) w/o extraordinary capital gains and allowances.

Note:
The financial information in this report has not been audited, but it was approved by the Board at its meeting on January 28, 2008, following a favourbale report from the Audit and Compliance Committee on January 23, 2008. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

2     January — December 2007

Key consolidated data
Key consolidated data

			Variation
	2007	2006	Amount	(%)	2005

Balance sheet (Million euros )
Total assets	912,915	833,873	79,042	9.5	809,107
Customer loans	565,477	523,346	42,131	8.1	435,829
Customer funds under management	784,995	739,223	45,772	6.2	651,360
Shareholders’ equity	51,945	40,062	11,884	29.7	35,841
Total managed funds	1,063,892	1,000,996	62,896	6.3	961,953

Income statement (Million euros )
Net interest income (w/o dividends)	14,882	12,076	2,806	23.2	10,324
Commercial revenue	24,096	20,184	3,912	19.4	17,541
Gross operating income	27,095	22,333	4,761	21.3	19,076
Net operating income	14,842	11,218	3,624	32.3	8,765
Net profit from ordinary activity	8,518	6,674	1,844	27.6	5,411
Attributable profit to the Group	9,060	7,596	1,464	19.3	6,220

EPS, profitability and efficiency (%)
EPS (euro)	1.4287	1.2157			0.9967
Diluted EPS (euro)	1.4139	1.2091			0.9930
ROE	21.91	21.39			19.86
ROA	1.09	1.00			0.91
RORWA	1.95	1.83			1.78
Efficiency ratio (1)	44.22	48.56			52.94

(1) (general administrative expenses - compensating fees + depreciation and amortisation) / (gross operating income + income from non-financial services (net))

Capital and NPL ratios (%)
BIS ratio	12.66	12.49			12.94
Tier I	7.71	7.42			7.88
NPL ratio	0.95	0.78			0.89
NPL coverage	150.55	187.23			182.02

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	14.79	14.14			11.15
Market capitalisation (million euros)	92,501	88,436			69,735
Book value (euro)	8.31	6.41			5.73
Price / Book value (X)	1.78	2.21			1.95

Other data
Shareholders (number)	2,278,321	2,310,846			2,443,831
Number of employees	131,819	123,731			120,047
Continental Europe	47,838	44,216			43,612
United Kingdom (Abbey)	16,827	17,146			19,084
Latin America	65,628	60,871			55,889
Financial management and equity stakes	1,526	1,498			1,462
Number of branches	11,178	10,852			10,201
Continental Europe	5,976	5,772			5,389
United Kingdom (Abbey)	704	712			712
Latin America	4,498	4,368			4,100

Information over profit excluding extraordinary capital gains and allowances

Attributable profit to the Group (w/o capital gains)	8,111	6,582	1,528	23.2	5,212
EPS (w/o capital gains) (euro)	1.2789	1.0534			0.8351
Diluted EPS (w/o capital gains) (euro)	1.2657	1.0477			0.8320
ROE (w/o capital gains)	19.61	18.54			16.64
ROA (w/o capital gains)	0.98	0.88			0.78
RORWA (w/o capital gains)	1.76	1.60			1.51
P/E ratio (X) (w/o capital gains)	11.56	13.42			13.35
January — December 2007     3

     Consolidated financial report
Income statement

			Variation
Million euros	2007	2006	Amount	(%)	2005

Net interest income (w/o dividends)	14,882	12,076	2,806	23.2	10,324
Dividends	413	404	9	2.3	336
Net interest income	15,295	12,480	2,815	22.6	10,659
Income from companies accounted for by the equity method	441	427	15	3.4	619
Net fees	8,040	7,024	1,016	14.5	6,061
Insurance activity	319	253	66	26.2	201
Commercial revenue	24,096	20,184	3,912	19.4	17,541
Gains (losses) on financial transactions	2,998	2,149	849	39.5	1,534
Gross operating income	27,095	22,333	4,761	21.3	19,076
Income from non-financial services	152	119	33	27.9	156
Non-financial expenses	(78)	(70)	(8)	11.7	(91)
Other operating income	(119)	(119)	(0)	0.0	(89)
Operating expenses	(12,208)	(11,045)	(1,162)	10.5	(10,288)
General administrative expenses	(10,940)	(9,899)	(1,041)	10.5	(9,274)
Personnel	(6,510)	(5,926)	(584)	9.9	(5,555)
Other administrative expenses	(4,430)	(3,973)	(457)	11.5	(3,719)
Depreciation and amortisation	(1,268)	(1,147)	(121)	10.6	(1,014)
Net operating income	14,842	11,218	3,624	32.3	8,765
Impairment loss on assets	(3,549)	(2,551)	(998)	39.1	(1,802)
Loans	(3,470)	(2,467)	(1,002)	40.6	(1,615)
Goodwill	(14)	(13)	(2)	13.1	—
Other assets	(65)	(70)	6	(8.3)	(187)
Other income	(383)	(45)	(337)	742.4	(265)
Profit before taxes (w/o capital gains)	10,910	8,622	2,288	26.5	6,698
Tax on profit	(2,392)	(1,947)	(444)	22.8	(1,287)
Net profit from ordinary activity	8,518	6,674	1,844	27.6	5,411
Net profit from discontinued operations	112	470	(357)	(76.1)	331
Net consolidated profit (w/o capital gains)	8,631	7,144	1,487	20.8	5,742
Minority interests	520	562	(41)	(7.4)	530
Attributable profit to the Group (w/o capital gains)	8,111	6,582	1,528	23.2	5,212
Net extraordinary gains and allowances	950	1,014	(64)	(6.3)	1,008
Attributable profit to the Group	9,060	7,596	1,464	19.3	6,220

Pro memoria:
Average total assets	877,682	814,235	63,447	7.8	740,225
Average shareholders’ equity	41,352	35,505	5,847	16.5	31,326
4     January — December 2007

Consolidated financial report
Quarterly

	2006				2007
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net interest income (w/o dividends)	2,881	2,919	3,077	3,198	3,459	3,671	3,886	3,866
Dividends	50	187	98	69	48	236	74	56
Net interest income	2,931	3,106	3,175	3,267	3,507	3,907	3,960	3,922
Inc. from companies accounted for by the equity method	131	110	145	41	60	100	89	193
Net fees	1,681	1,708	1,800	1,835	2,034	2,015	1,972	2,019
Insurance activity	56	72	64	62	79	87	83	70
Commercial revenue	4,798	4,996	5,184	5,206	5,681	6,108	6,103	6,203
Gains (losses) on financial transactions	398	511	617	623	488	709	856	945
Gross operating income	5,196	5,507	5,801	5,829	6,168	6,818	6,960	7,149
Income from non-financial services	38	10	43	28	34	43	33	42
Non-financial expenses	(15)	(17)	(14)	(24)	(18)	(22)	(15)	(23)
Other operating income	(21)	(19)	(24)	(55)	(34)	(36)	(42)	(7)
Operating expenses	(2,713)	(2,677)	(2,754)	(2,902)	(2,915)	(2,990)	(3,084)	(3,219)
General administrative expenses	(2,434)	(2,401)	(2,470)	(2,593)	(2,609)	(2,675)	(2,749)	(2,907)
Personnel	(1,464)	(1,448)	(1,469)	(1,545)	(1,530)	(1,592)	(1,639)	(1,749)
Other administrative expenses	(970)	(954)	(1,001)	(1,049)	(1,079)	(1,083)	(1,110)	(1,158)
Depreciation and amortisation	(279)	(275)	(284)	(308)	(307)	(315)	(334)	(312)
Net operating income	2,485	2,804	3,052	2,877	3,236	3,812	3,852	3,942
Impairment loss on assets	(512)	(621)	(710)	(708)	(683)	(838)	(898)	(1,130)
Loans	(501)	(599)	(692)	(675)	(670)	(827)	(890)	(1,082)
Goodwill	—	(5)	—	(8)	—	—	—	(14)
Other assets	(11)	(17)	(18)	(25)	(13)	(11)	(8)	(33)
Other income	(11)	24	(32)	(26)	(88)	(134)	(153)	(7)
Profit before taxes (w/o capital gains)	1,962	2,207	2,310	2,143	2,465	2,839	2,801	2,805
Tax on profit	(421)	(457)	(630)	(440)	(567)	(655)	(580)	(589)
Net profit from ordinary activity	1,541	1,750	1,681	1,703	1,898	2,184	2,220	2,216
Net profit from discontinued operations	115	141	159	55	30	33	36	13
Net consolidated profit (w/o capital gains)	1,655	1,891	1,840	1,758	1,927	2,217	2,257	2,230
Minority interests	162	169	109	123	125	143	143	109
Attributable profit to the Group (w/o capital gains)	1,493	1,723	1,731	1,635	1,802	2,074	2,113	2,121
Net extraordinary gains and allowances	—	—	—	1,014	—	582	—	368
Attributable profit to the Group	1,493	1,723	1,731	2,649	1,802	2,656	2,113	2,488
January — December 2007     5

     Consolidated financial report
Net fees and insurance business

			Variation
Million euros	2007	2006	Amount	(%)	2005

Commissions for services	3,736	3,276	460	14.0	2,855
Credit and debit cards	853	664	189	28.5	620
Account management	571	555	17	3.0	545
Commercial bills	225	232	(6)	(2.8)	218
Guarantees and other contingent liabilities	350	302	48	15.8	253
Other transactions	1,737	1,524	213	14.0	1,219
Mutual & pension funds	1,891	1,785	106	5.9	1,645
Securities services	980	778	203	26.1	637
Insurance	1,432	1,185	247	20.9	924
Net fees	8,040	7,024	1,016	14.5	6,061
Insurance activity	319	253	66	26.2	201
Net fees and insurance business	8,360	7,277	1,082	14.9	6,263
Operating expenses

			Variation
Million euros	2007	2006	Amount	(%)	2005

Personnel expenses	6,510	5,926	584	9.9	5,555
General expenses	4,430	3,973	457	11.5	3,719
Information technology	487	417	70	16.9	418
Communications	417	346	70	20.3	390
Advertising	561	472	89	18.9	387
Buildings and premises	846	845	1	0.1	758
Printed and office material	138	122	16	13.0	117
Taxes (other than profit tax)	277	226	51	22.4	178
Other expenses	1,705	1,545	160	10.3	1,472
Personnel and general expenses	10,940	9,899	1,041	10.5	9,274
Depreciation and amortisation	1,268	1,147	121	10.6	1,014
Total operating expenses	12,208	11,045	1,162	10.5	10,288
Net loan loss provisions

			Variation
Million euros	2007	2006	Amount	(%)	2005

Non performing loans	4,194	3,123	1,071	34.3	2,013
Country-risk	(100)	(103)	3	(3.3)	88
Recovery of written-off assets	(624)	(553)	(72)	12.9	(486)
Total	3,470	2,467	1,002	40.6	1,615
6     January — December 2007

Consolidated financial report
Balance sheet

			Variation
Million euros	2007	2006	Amount	(%)	2005

Assets
Cash on hand and deposits at central banks	31,063	13,835	17,228	124.5	16,086
Trading portfolio	158,800	170,423	(11,622)	(6.8)	154,208
Debt securities	66,331	76,737	(10,406)	(13.6)	81,742
Customer loans	23,704	30,583	(6,879)	(22.5)	26,480
Equities	9,744	13,491	(3,746)	(27.8)	8,078
Other	59,021	49,612	9,409	19.0	37,908
Other financial assets at fair value	24,829	15,371	9,459	61.5	48,862
Customer loans	8,022	7,973	49	0.6	6,431
Other	16,808	7,398	9,410	127.2	42,431
Available-for-sale financial assets	44,349	38,698	5,651	14.6	73,945
Debt securities	34,187	32,727	1,460	4.5	68,054
Equities	10,162	5,971	4,191	70.2	5,891
Loans	579,530	544,049	35,481	6.5	459,784
Deposits at credit institutions	31,760	45,361	(13,601)	(30.0)	47,066
Customer loans	533,751	484,790	48,961	10.1	402,918
Other	14,019	13,897	122	0.9	9,801
Investments	15,689	5,006	10,683	213.4	3,031
Intangible assets and property and equipment	11,661	12,555	(894)	(7.1)	12,204
Goodwill	13,831	14,513	(682)	(4.7)	14,018
Other	33,162	19,423	13,739	70.7	26,968
Total assets	912,915	833,873	79,042	9.5	809,107

Liabilities and shareholders’ equity
Trading portfolio	122,754	123,996	(1,242)	(1.0)	112,466
Customer deposits	27,992	16,572	11,420	68.9	14,039
Marketable debt securities	17,091	17,522	(431)	(2.5)	19,821
Other	77,671	89,902	(12,231)	(13.6)	78,607
Other financial liabilities at fair value	33,156	12,411	20,744	167.1	11,810
Customer deposits	10,669	273	10,396	—	—
Marketable debt securities	10,279	12,138	(1,859)	(15.3)	11,810
Other	12,208	—	12,208	—	—
Financial liabilities at amortized cost	652,952	605,303	47,649	7.9	565,652
Due to central banks and credit institutions	77,434	73,345	4,089	5.6	116,659
Customer deposits	317,043	314,377	2,666	0.8	291,727
Marketable debt securities	206,265	174,409	31,855	18.3	117,209
Subordinated debt	35,670	30,423	5,247	17.2	28,763
Other financial liabilities	16,540	12,749	3,792	29.7	11,293
Insurance liabilities	13,034	10,704	2,329	21.8	44,672
Provisions	16,571	19,227	(2,656)	(13.8)	19,823
Other liability accounts	16,368	14,491	1,877	13.0	10,748
Preferred securities	523	668	(146)	(21.8)	1,309
Minority interests	2,358	2,221	138	6.2	2,848
Equity adjustments by valuation	722	2,871	(2,149)	(74.8)	3,077
Capital stock	3,127	3,127	—	—	3,127
Reserves	43,828	32,595	11,233	34.5	29,098
Attributable profit to the Group	9,060	7,596	1,464	19.3	6,220
Less: dividends	(1,538)	(1,337)	(201)	15.0	(1,744)
Total liabilities and shareholders’ equity	912,915	833,873	79,042	9.5	809,107
January — December 2007     7

     Consolidated financial report
Customer loans

			Variation
Million euros	2007	2006	Amount	(%)	2005

Public sector	5,633	5,329	305	5.7	5,243
Other residents	227,512	199,994	27,518	13.8	153,727
Commercial bills	18,248	17,276	972	5.6	15,371
Secured loans	123,371	110,863	12,508	11.3	81,343
Other loans	85,893	71,854	14,039	19.5	57,013
Non-resident sector	341,027	326,187	14,840	4.5	284,468
Secured loans	199,316	191,724	7,592	4.0	174,117
Other loans	141,711	134,463	7,247	5.4	110,352
Gross customer loans	574,172	531,509	42,663	8.0	443,439
Loan-loss allowances	8,695	8,163	532	6.5	7,610
Net customer loans	565,477	523,346	42,131	8.1	435,829
Pro memoria: Doubtful loans	6,070	4,613	1,457	31.6	4,356
Public sector	1	18	(17)	(95.5)	3
Other residents	1,812	1,212	600	49.6	1,027
Non-resident sector	4,257	3,383	874	25.8	3,326
Credit risk management (*)

			Variation
Million euros	2007	2006	Amount		(%)	2005

Non-performing loans	6,179	4,608	1,571		34.1	4,342
NPL ratio (%)	0.95	0.78	0.17 p.			0.89
Loan-loss allowances	9,302	8,627	675		7.8	7,902
Specific	3,275	2,960	315		10.6	3,177
General-purpose	6,027	5,667	360		6.4	4,725
NPL coverage (%)	150.55	187.23	(36.68 p.	)		182.02
Credit cost (%) **	0.50	0.32	0.18 p.			0.22

Ordinary non-performing and doubtful loans ***	4,335	3,243	1,092		33.7	3,132
NPL ratio (%) ***	0.67	0.55	0.12 p.			0.64
NPL coverage (%) ***	214.58	266.00	(51.42 p.	)		252.28

(*)	Excluding country-risk

(**)	Net specific allowance / computable assets

(***)	Excluding mortgage guarantees

Note: NPL ratio: Non-performing loans / computable assets
8     January — December 2007

Consolidated financial report
Non-performing loans by quarter

	2006				2007
Million euros	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Balance at beginning of period	4,342	4,370	4,489	4,647	4,608	4,936	5,354	5,738
+ Net additions	509	569	718	841	1,058	1,047	1,256	1,531
- Write-offs	(480)	(450)	(560)	(880)	(729)	(629)	(872)	(1,090)
Balance at period-end	4,370	4,489	4,647	4,608	4,936	5,354	5,738	6,179
Trading portfolios. VaRD by region
Fourth quarter

	2007		2006
Million euros	Avg	Latest	Avg

Total	26.2	27.7	32.7
Europe	16.1	18.3	8.3
USA	1.1	0.9	2.0
Latin America	16.9	15.2	28.3
Trading portfolios. VaRD by product
Fourth quarter 2007

Million euros	Min	Avg	Max	Latest

Total trading total VaRD	19.6	26.2	30.7	27.7
Diversification effect	(13.3)	(10.0)	(7.5)	(10.5)
Fixed income VaRD	17.4	22.4	26.0	26.0
Equity VaRD	4.3	5.5	7.0	4.6
Currency VaRD	6.1	8.3	11.8	7.6
January — December 2007      9

     Consolidated financial report
Customer funds under management

			Variation
Million euros	2007	2006	Amount	(%)	2005

Public sector	15,239	15,266	(27)	(0.2)	14,366
Other residents	103,772	94,750	9,022	9.5	83,392
Demand deposits	53,779	55,050	(1,271)	(2.3)	50,124
Time deposits	31,007	24,670	6,337	25.7	18,799
REPOs	18,986	15,030	3,956	26.3	14,470
Non-resident sector	236,693	221,206	15,487	7.0	208,008
Demand deposits	117,699	119,861	(2,162)	(1.8)	113,603
Time deposits	78,287	72,258	6,029	8.3	77,195
REPOs	37,538	26,343	11,195	42.5	14,366
Public Sector	3,168	2,744	424	15.5	2,844
Customer deposits	355,704	331,223	24,482	7.4	305,765
Debt securities	233,634	204,069	29,565	14.5	148,840
Subordinated debt	35,670	30,423	5,247	17.2	28,763
On-balance-sheet customer funds	625,009	565,715	59,294	10.5	483,369
Mutual funds	119,211	119,838	(628)	(0.5)	109,480
Pension funds	11,952	29,450	(17,498)	(59.4)*	28,619
Managed portfolios	19,814	17,835	1,979	11.1	14,746
Savings-insurance policies	9,009	6,385	2,624	41.1	15,146
Other customer funds under management	159,986	173,509	(13,522)	(7.8)	167,991
Customer funds under management	784,995	739,223	45,772	6.2 *	651,360

(*)	Without impact of the sale of pension funds management institutions in Latin America, pension funds: +4.9%; customer funds under management: +8.9%
Mutual funds

Million euros	2007	2006	Var. (%)

Spain	67,246	77,526	(13.3)
Portugal	5,698	6,040	(5.7)
United Kingdom (Abbey)	10,225	8,307	23.1
Latin America	36,041	27,965	28.9
Total	119,211	119,838	(0.5)
Pension funds

Million euros	2007	2006	Var. (%)

Spain	10,464	9,950	5.2
Portugal	1,488	1,448	2.8
Latin America	—	18,052	(100.0)
Total	11,952	29,450	(59.4)
10     January — December 2007

Consolidated financial report
Shareholders’ equity and minority interests

			Variation
Million euros	2007	2006	Amount	(%)	2005

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	23,458	12,352	11,107	89.9	8,781
Treasury stock	(0)	(127)	127	(99.8)	(53)
On-balance-sheet shareholders’ equity	46,955	35,722	11,233	31.4	32,225
Attributable profit	9,060	7,596	1,464	19.3	6,220
Interim dividend distributed	(1,538)	(1,337)	(201)	15.0	(1,163)
Shareholders’ equity at period-end	54,478	41,981	12,497	29.8	37,283
Interim dividend not distributed	(2,532)	(1,919)	(613)	32.0	(1,442)
Shareholders’ equity	51,945	40,062	11,884	29.7	35,841
Valuation adjustments	722	2,871	(2,149)	(74.8)	3,077
Minority interests	2,358	2,221	138	6.2	2,848
Preferred securities	523	668	(146)	(21.8)	1,309
Preferred securities in subordinated debt	7,261	6,837	425	6.2	6,773
Shareholders’ equity and minority interests	62,810	52,658	10,151	19.3	49,848
Computable capital and BIS ratio

			Variation
Million euros	2007	2006	Amount	(%)	2005

Computable basic capital	39,725	35,539	4,186	11.8	32,532
Computable supplementary capital	25,500	24,237	1,262	5.2	20,894
Computable capital	65,225	59,776	5,448	9.1	53,426
Risk-weighted assets	515,050	478,733	36,317	7.6	412,734
BIS ratio	12.66	12.49	0.17		12.94
Tier 1	7.71	7.42	0.29		7.88
Core capital	6.25	5.91	0.34		6.05
Shareholders’ equity surplus	24,021	21,478	2,543	11.8	20,407
January — December 2007      11

     Consolidated financial report
Statement of changes in consolidated shareholders’ equity

Million euros	2007	2006

Available-for-sale financial assets	(864)	342
Other financial liabilities at fair value	—	—
Cash flow hedges	(108)	(21)
Hedges of net investments in businesses abroad	812	211
Exchange differences	(1,988)	(738)
Long-term assets for sale	—	—
Net revenues recorded in shareholders’ equity	(2,149)	(206)
Net consolidated profit (published)	9,636	8,246
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated profit	9,636	8,246
Parent Bank	6,912	7,390
Minority interests (*)	576	650
Total revenues and expenses	7,487	8,039

(*)	In addition, in 2007 the net loss recognised directly in shareholders’ equity relating to minority interests amounted to EUR 175 million, (EUR 121 million in 2006)
Consolidated cash flow statements

Million euros	2007	2006

1. Cash flows from operating activities
Consolidated profit	9,636	8,246
Adjustments to profit	9,952	8,308
Adjusted profit	19,588	16,554
Net increase/decrease in operating assets	(48,590)	(72,431)
Net increase/decrease in operating liabilities	23,791	3,741
Total net cash flows from operating activities (1)	(5,210)	(52,137)

2. Cash flows from investing activities
Investments (-)	(26,303)	(7,551)
Divestments (+)	5,159	10,050
Total net cash flows from investing activities (2)	(21,144)	2,499

3. Cash flows from financing activities
Disposal of own equity instruments	8,600	(5,722)
Acquisition of own equity instruments	(8,473)	5,649
Issuance debt securities	134,673	84,748
Redemption debt securities	(91,922)	(33,723)
Dividends paid	(3,457)	(2,779)
Others	4,333	(907)
Total net cash flows from financing activities (3)	43,753	47,265

4. Effect of exchange rate changes on cash and cash equivalents (4)	(172)	121

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	17,228	(2,251)
Cash and cash equivalents at beginning of period	13,835	16,086
Cash and cash equivalents at end of period	31,063	13,835
12     January — December 2007

Consolidated financial report
Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2007	2006	31.12.07	31.12.06

US$	1.3683	1.2535	1.4721	1.3170
Pound sterling	0.6840	0.6818	0.7334	0.6715
Brazilian real	2.6607	2.7273	2.5963	2.8118
New Mexican peso	14.9504	13.6552	16.0740	14.2881
Chilean peso	714.7656	664.8583	733.0322	700.3148
Venezuelan bolivar	2,937.9793	2,691.6451	3,161.0403	2,827.9941
Argentine peso	4.2997	3.8742	4.6684	4.0679
Rating agencies

	Long	Short		Financial
December 2007	term	term		strength	Outlook

Standard & Poor’s	AA	A1	+		Stable
Fitch Ratings	AA	F1	+	A/B	Stable
Moody’s	Aa1	P1		B	Stable
DBRS	AA	R1	(high)		Stable
January — December 2007      13

     The Santander share
The Santander share

December 2007

Shareholders and trading data
Shareholders (number)	2,278,321
Shares outstanding (number)	6,254,296,579
Average daily turnover (no. of shares)	85,388,804
Share liquidity* (%)	345

Dividend per share	euros	%**
Fourth interim dividend 2006 (01.05.07)	0.199913	45.3
First interim dividend 2007 (01.08.07)	0.122940	15.0
Second interim dividend 2007 (01.11.07)	0.122940	15.0
Third interim dividend 2007 (01.02.08)	0.122940	15.0
Fourth interim dividend 2007 (01.05.08)	0.281961	41.0

Price movements during the year
Beginning (29.12.06)		14.14
Highest		15.23
Lowest		12.37
Last (28.12.07)		14.79
Market capitalisation (millions) (28.12.07)		92,501

Stock market indicators
Price / Book value (X)		1.78
P/E ratio (X) (w/o capital gains)		11.56
Yield*** (%)		4.67

(*)	Number of shares traded during the year / number of shares

(**)	Variation o/ equivalent previous year

(***)	Total dividens / average share price
14     January — December 2007

Information by segments
Description of the segments
Grupo Santander maintained in 2007 the general criteria used in 2006, with two exceptions:
•
The Global Customer Relation Model, which includes 121 new clients, mainly from Latin America, was expanded. This does not mean any changes in the geographic segments, but it does affect the figures for Retail Banking (from where they come) and Global Wholesale Banking (where they are incorporated).

•	Some adjustments were made between the results of Retail Banking and Asset Management and Insurance, for two reasons:
•
In Abbey, the distribution of revenues between Retail Banking and Asset Management and Insurance was changed in order to adapt it to the Group’s corporate criteria. This means an increase in Retail Banking and a decline in Asset Management and Insurance, but does not change Abbey’s overall total.

•
The business generated by the Group’s insurance brokers is no longer reflected in Retail Banking but in Insurance. This modification is due to recent changes in regulations and the search for greater efficiency in distribution.

None of these changes is significant for the Group and do not alter its figures nor those of the main segments (geographic). The figures for 2006 have been reformulated and include the changes.
In addition, and in line with the criteria in the International Financial Reporting Standards (IFRS), the results of businesses discontinued in 2006 and which consolidated by global integration (Abbey’s insurance, Urbis, Peru’s pensions and Bolivia) are in “net profit from discontinued operations.” This enables management of the Group’s recurrent businesses to be better tracked.
The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are used.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of Abbey. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (Drive included) and Portugal is also set out.

•	United Kingdom (Abbey). This only covers all of Abbey’s business, mainly retail banking in the UK.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of the relative importance of this business in total activity, details are provided by both geographic areas (Continental Europe, United Kingdom-Abbey and Latin America) as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking. This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America, which have their own distribution networks, the Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
January — December 2007      15

     Information by principal segments
Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	2007	2006	Amount	(%)	2007	2006	Amount	(%)
Income statement (Million euros)
Continental Europe	7,786	6,270	1,516	24.2	4,423	3,471	952	27.4
o/w: Santander Branch Network	2,863	2,429	435	17.9	1,806	1,505	300	19.9
Banesto*	1,312	1,060	252	23.7	668	585	83	14.2
Santander Consumer Finance	1,867	1,201	666	55.5	719	565	153	27.1
Portugal*	672	570	102	17.8	511	423	88	20.8
United Kingdom (Abbey)	1,913	1,620	293	18.1	1,201	1,003	198	19.8
Latin America	5,808	4,236	1,572	37.1	2,666	2,287	379	16.6
o/w: Brazil	2,533	1,727	806	46.7	905	751	154	20.5
Mexico	1,506	1,066	440	41.3	654	528	126	23.8
Chile	894	769	125	16.3	543	489	54	11.0
Operating areas	15,507	12,125	3,381	27.9	8,290	6,760	1,530	22.6
Financial management and equity stakes*	(665)	(908)	243	(26.8)	(180)	(178)	(1)	0.8
Total Group*	14,842	11,218	3,624	32.3	8,111	6,582	1,528	23.2
Net extraordinary gains and allowances					950	1,014	(64)	(6.3)
Total Group					9,060	7,596	1,464	19.3

(*)	w/o extraordinary capital gains and allowances.

	Efficiency ratio		ROE*		NPL ratio		NPL coverage
	2007	2006	2007	2006	2007	2006	2007	2006
Ratios (%)
Continental Europe	38.76	40.79	21.31	20.41	0.90	0.73	188.08	244.91
o/w: Santander Branch Network	38.72	40.95	22.71	21.29	0.65	0.57	248.11	295.80
Banesto	41.20	45.27	18.26	20.61	0.47	0.42	332.92	396.13
Santander Consumer Finance	29.64	34.65	34.12	35.60	2.84	2.57	95.69	114.10
Portugal	44.00	47.33	28.55	24.07	1.25	0.53	117.39	305.06
United Kingdom (Abbey)	50.08	55.10	32.26	32.79	0.60	0.60	65.84	85.88
Latin America	41.83	47.02	29.10	26.57	1.87	1.38	134.41	167.29
o/w: Brazil	39.58	46.42	28.45	28.42	2.74	2.38	101.46	102.78
Mexico	37.71	44.02	26.48	23.08	1.20	0.64	192.25	279.19
Chile	39.22	41.53	43.81	32.15	2.11	1.59	118.45	152.62
Operating areas	41.54	45.35	24.64	23.58	0.94	0.76	149.32	185.03
Total Group*	44.22	48.56	19.61	18.54	0.95	0.78	150.55	187.23

(*)	w/o extraordinary capital gains and allowances. Including them, ROE 2007: 21.91%; ROE 2006: 21.39%.

	Employees		Branches
	2007	2006	2007	2006
Operating means
Continental Europe	47,838	44,216	5,976	5,772
o/w: Santander Branch Network	19,392	19,027	2,887	2,832
Banesto	10,776	10,545	1,946	1,844
Santander Consumer Finance	7,221	5,401	285	282
Portugal	6,405	6,114	763	727
United Kingdom (Abbey)	16,827	17,146	704	712
Latin America	65,628	60,871	4,498	4,368
o/w: Brazil	21,923	21,681	2,104	2,026
Mexico	13,743	12,993	1,088	1,039
Chile	13,025	11,537	494	397
Operating areas	130,293	122,233	11,178	10,852
Financial management and equity stakes	1,526	1,498
Total Group	131,819	123,731	11,178	10,852
16     January — December 2007

Information by principal segments

Continental Europe

Revenues and expenses
% variation 2007 / 2006
+19.9
+13.6
Revenues
Expenses
Efficiency ratio
%
40.8
38.8
2006
2007

Net operating income
Million euros
6,270
7,786
+24.2%
2006
2007
Attributable profit
Million euros
3,471
4,423
+27.4%
2006
2007
Note: w/o extraordinary capital gains and allowances

United Kingdom (Abbey)

Revenues and expenses
% variation 2007 / 2006
+6.2
-3.2
Revenues*
Expenses*
Efficiency ratio
%
55.1
50.1
2006
2007
(*) Exchange rate effect excluded: Revenues: +6.5%; expenses: -2.9%

Net operating income
Million euros
1,620
1,913
+18.1%*
2006
2007
(*) Exchange rate effect excluded: +18.5%
Attributable profit
Million euros
1,003
1,201
+19.8%*
2006
2007
(*) Exchange rate effect excluded: +20.2%

Latin America

Revenues and expenses
% variation 2007 / 2006
+24.2
+10.8
Revenues*
Expenses*
Efficiency ratio
%
47.0
41.8
2006
2007
(*) Exchange rate effect excluded: Revenues: +29.2%; expenses: +15.0%

Net operating income
Million euros
4,236
5,808
+37.1%*
2006
2007
(*) Exchange rate effect excluded: +42.5%
Attributable profit
Million euros
2,287
2,666
+16.6%*
2006
2007
(*) Exchange rate effect excluded: +22.1%

January — December 2007      17

     Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas			Continental Europe
Million euros	2007	2006	Var. (%)	2007	2006	Var. (%)

Income statement
Net interest income	16,883	13,586	24.3	7,894	6,206	27.2
Income from companies accounted for by equity method	15	16	(7.0)	9	6	56.6
Net fees	8,010	7,036	13.9	4,137	3,653	13.3
Insurance activity	319	257	24.4	148	137	8.3
Commercial revenue	25,227	20,895	20.7	12,188	10,002	21.9
Gains (losses) on financial transactions	1,782	1,735	2.7	655	708	(7.5)
Gross operating income	27,009	22,630	19.4	12,843	10,710	19.9
Income from non-financial services (net) and other operating income	(60)	(37)	59.8	30	39	(23.8)
Operating expenses	(11,442)	(10,467)	9.3	(5,087)	(4,479)	13.6
General administrative expenses	(10,433)	(9,534)	9.4	(4,529)	(3,957)	14.4
Personnel	(6,274)	(5,722)	9.6	(3,015)	(2,685)	12.3
Other administrative expenses	(4,160)	(3,812)	9.1	(1,513)	(1,272)	19.0
Depreciation and amortisation	(1,009)	(933)	8.2	(559)	(522)	7.0
Net operating income	15,507	12,125	27.9	7,786	6,270	24.2
Net loan loss provisions	(3,456)	(2,558)	35.1	(1,524)	(1,312)	16.2
Other income	(346)	(288)	20.2	40	(31)	—
Profit before taxes (w/o capital gains)	11,705	9,280	26.1	6,302	4,927	27.9
Tax on profit	(3,016)	(2,428)	24.2	(1,773)	(1,416)	25.2
Net profit from ordinary activity	8,689	6,852	26.8	4,529	3,511	29.0
Net profit from discontinued operations	112	381	(70.5)	—	143	(100.0)
Net consolidated profit (w/o capital gains)	8,801	7,232	21.7	4,529	3,654	24.0
Minority interests	511	472	8.3	107	183	(41.7)
Attributable profit to the Group (w/o capital gains)	8,290	6,760	22.6	4,423	3,471	27.4
Net extraordinary gains and allowances	16	674	(97.6)	16	674	(97.6)
Attributable profit to the Group	8,306	7,434	11.7	4,439	4,144	7.1

Balance sheet
Customer loans*	563,558	522,372	7.9	310,618	271,687	14.3
Trading portfolio (w/o loans)	121,474	123,183	(1.4)	44,846	33,831	32.6
Available-for-sale financial assets	22,821	31,093	(26.6)	10,149	13,126	(22.7)
Due from credit institutions*	84,160	105,557	(20.3)	53,204	67,061	(20.7)
Intangible assets and property and equipment	11,864	11,312	4.9	5,373	4,558	17.9
Other assets	60,041	44,116	36.1	25,876	18,583	39.2
Total assets/liabilities & shareholders’ equity	863,917	837,632	3.1	450,067	408,846	10.1
Customer deposits*	353,735	330,727	7.0	149,167	140,231	6.4
Marketable debt securities*	151,438	125,748	20.4	70,344	47,632	47.7
Subordinated debt	12,796	14,176	(9.7)	2,379	2,362	0.7
Insurance liabilities	13,034	10,704	21.8	10,907	8,547	27.6
Due to credit institutions*	123,730	172,439	(28.2)	66,025	89,016	(25.8)
Other liabilities	177,146	154,696	14.5	130,972	103,090	27.0
Shareholders’ equity	32,039	29,143	9.9	20,274	17,967	12.8
Other customer funds under management	159,986	173,509	(7.8)	101,713	108,850	(6.6)
Mutual funds	119,211	119,838	(0.5)	72,944	83,566	(12.7)
Pension funds	11,952	29,450	(59.4)	11,952	11,398	4.9
Managed portfolios	19,814	17,835	11.1	7,865	7,501	4.9
Savings-insurance policies	9,009	6,385	41.1	8,951	6,385	40.2
Customer funds under management	677,955	644,159	5.2	323,602	299,076	8.2

(*)	Includes all stock of concept classified in the balance sheet
18     January — December 2007

Information by principal segments
Income statement and balance sheet of principal segments

	United Kingdom (Abbey)			Latin America
Million euros	2007	2006	Var. (%)	2007	2006	Var. (%)

Income statement
Net interest income	2,335	2,108	10.8	6,654	5,272	26.2
Inc. from companies accounted for by equity method	2	3	(32.4)	4	7	(45.7)
Net fees	1,007	1,026	(1.8)	2,866	2,357	21.6
Insurance activity	0	0	—	171	120	42.6
Commercial revenue	3,345	3,137	6.6	9,694	7,757	25.0
Gains (losses) on financial transactions	436	423	2.9	691	604	14.5
Gross operating income	3,780	3,560	6.2	10,386	8,360	24.2
Income from non-financial services (net) and other operating income	51	42	20.6	(141)	(119)	18.2
Operating expenses	(1,918)	(1,983)	(3.2)	(4,437)	(4,005)	10.8
General administrative expenses	(1,816)	(1,877)	(3.2)	(4,089)	(3,700)	10.5
Personnel	(1,037)	(1,062)	(2.4)	(2,222)	(1,975)	12.5
Other administrative expenses	(780)	(816)	(4.4)	(1,867)	(1,725)	8.2
Depreciation and amortisation	(102)	(105)	(3.0)	(348)	(305)	14.1
Net operating income	1,913	1,620	18.1	5,808	4,236	37.1
Net loan loss provisions	(312)	(387)	(19.3)	(1,619)	(859)	88.4
Other income	22	(0)	—	(408)	(256)	59.4
Profit before taxes (w/o capital gains)	1,622	1,232	31.7	3,781	3,120	21.2
Tax on profit	(421)	(343)	22.9	(822)	(669)	22.9
Net profit from ordinary activity	1,201	889	35.1	2,958	2,451	20.7
Net profit from discontinued operations	—	114	(100.0)	112	124	(9.7)
Net consolidated profit (w/o capital gains)	1,201	1,003	19.8	3,071	2,575	19.2
Minority interests	—	—	—	404	289	40.1
Attrib. profit to the Group (w/o capital gains)	1,201	1,003	19.8	2,666	2,287	16.6
Net extraordinary gains and allowances	—	—	—	—	—	—
Attributable profit to the Group	1,201	1,003	19.8	2,666	2,287	16.6

Balance sheet
Customer loans*	184,086	190,512	(3.4)	68,854	60,172	14.4
Trading portfolio (w/o loans)	53,782	61,507	(12.6)	22,846	27,846	(18.0)
Available-for-sale financial assets	44	23	87.9	12,628	17,943	(29.6)
Due from credit institutions*	19,810	18,185	8.9	11,146	20,310	(45.1)
Intangible assets and property and equipment	4,685	5,059	(7.4)	1,805	1,695	6.5
Other assets	9,458	8,691	8.8	24,707	16,842	46.7
Total assets/liabilities & shareholders’ equity	271,865	283,977	(4.3)	141,985	144,809	(1.9)
Customer deposits*	122,514	115,194	6.4	82,054	75,301	9.0
Marketable debt securities*	76,056	72,857	4.4	5,039	5,258	(4.2)
Subordinated debt	7,876	9,430	(16.5)	2,540	2,383	6.6
Insurance liabilities	6	71	(91.6)	2,121	2,086	1.7
Due to credit institutions*	38,688	51,020	(24.2)	19,017	32,403	(41.3)
Other liabilities	23,549	32,076	(26.6)	22,626	19,529	15.9
Shareholders’ equity	3,177	3,328	(4.6)	8,588	7,847	9.4
Other customer funds under management	10,225	8,307	23.1	48,048	56,352	(14.7)
Mutual funds	10,225	8,307	23.1	36,041	27,965	28.9
Pension funds	—	—	—	—	18,052	(100.0)
Managed portfolios	—	—	—	11,949	10,334	15.6
Savings-insurance policies	—	—	—	58	—	—
Customer funds under management	216,672	205,788	5.3	137,682	139,295	(1.2)

(*)	Includes all stock of concept classified in the balance sheet
January — December 2007      19

      Information by principal segments
Continental Europe. Main units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	2007	(%)	2007	(%)	2007	(%)	2007	(%)

Income statement
Net interest income	2,876	21.7	1,455	17.9	2,085	51.2	718	8.8
Income from companies accounted for by equity method	—	—	1	—	8	33.2	—	—
Net fees	1,654	3.9	626	6.7	538	37.0	364	(0.7)
Insurance activity	—	—	53	25.6	—	—	25	38.6
Commercial revenue	4,529	14.5	2,135	14.6	2,631	48.0	1,107	6.0
Gains (losses) on financial transactions	218	(4.4)	147	18.3	7	(84.7)	107	85.1
Gross operating income	4,747	13.5	2,282	14.8	2,638	44.5	1,214	10.1
Income from non-financial services (net) and other operating income	3	(69.2)	9	(13.0)	31	4.1	(8)	(23.1)
Operating expenses	(1,887)	7.0	(978)	4.4	(803)	22.6	(534)	2.4
General administrative expenses	(1,655)	8.1	(861)	5.0	(736)	24.2	(464)	1.4
Personnel	(1,232)	6.6	(659)	6.0	(345)	27.1	(300)	2.2
Other administrative expenses	(423)	12.6	(203)	1.8	(391)	21.8	(164)	0.1
Depreciation and amortisation	(232)	(0.1)	(117)	0.2	(67)	7.3	(70)	9.2
Net operating income	2,863	17.9	1,312	23.7	1,867	55.5	672	17.8
Net loan loss provisions	(343)	1.6	(233)	22.9	(842)	112.0	(21)	(47.7)
Other income	(11)	37.1	5	(79.5)	26	347.4	(21)	184.6
Profit before taxes (w/o capital gains)	2,509	20.4	1,083	21.3	1,051	29.9	630	20.6
Tax on profit	(703)	21.7	(329)	15.3	(314)	33.8	(118)	20.0
Net profit from ordinary activity	1,806	20.0	754	24.2	737	28.3	512	20.8
Net profit from discontinued operations	—	—	—	(100.0)	—	—	—	—
Net consolidated profit (w/o capital gains)	1,806	20.0	754	(0.4)	737	28.3	512	20.8
Minority interests	1	—	86	(50.0)	18	95.7	1	11.3
Attributable profit to the Group (w/o capital gains)	1,806	19.9	668	14.2	719	27.1	511	20.8
Net extraordinary gains and allowances	—	—	—	(100.0)	—	—	16	—
Attributable profit to the Group	1,806	19.9	668	(46.9)	719	27.1	527	24.6

Balance sheet
Customer loans*	116,798	10.7	74,034	21.2	45,731	15.9	30,119	6.2
Trading portfolio (w/o loans)	—	—	4,563	(12.1)	21	116.5	973	18.7
Available-for-sale financial assets	9	201.2	5,024	(46.2)	192	299.6	1,103	53.3
Due from credit institutions*	136	17.2	19,668	(6.8)	2,912	(46.7)	4,397	(52.9)
Intangible assets and property and equipment	2,191	0.0	1,342	34.3	839	30.5	484	10.9
Other assets	646	(2.1)	5,440	(3.2)	1,568	21.7	4,923	6.3
Total assets/liabilities & shareholders’ equity	119,780	10.5	110,071	6.5	51,263	9.3	42,001	(5.2)
Customer deposits*	50,195	(2.7)	51,894	17.2	13,883	3.3	12,225	0.9
Marketable debt securities*	—	—	28,568	19.6	18,080	73.4	10,242	17.5
Subordinated debt	—	—	1,470	4.0	557	(3.7)	352	(4.9)
Insurance liabilities	—	—	—	(100.0)	—	—	4,077	8.5
Due to credit institutions*	259	201.6	15,483	(22.4)	14,493	(25.8)	11,813	(26.3)
Other liabilities	61,028	23.9	8,953	(9.2)	2,170	61.7	1,814	3.7
Shareholders’ equity	8,297	10.8	3,704	35.5	2,079	29.6	1,477	(5.2)
Other customer funds under management	51,288	(7.8)	14,103	(16.5)	433	13.0	10,947	(3.6)
Mutual funds	40,840	(14.2)	10,605	(18.3)	360	11.3	5,698	(5.7)
Pension funds	6,802	6.0	1,626	1.0	73	22.5	1,488	2.8
Managed portfolios	—	—	680	(32.3)	—	—	288	(23.5)
Savings-insurance policies	3,646	126.3	1,191	(7.2)	—	—	3,473	(0.5)
Customer funds under management	101,483	(5.4)	96,034	11.1	32,953	32.7	33,766	3.7

(*)	Includes all stock of concept classified in the balance sheet
20     January — December 2007

Information by principal segments

Santander Branch Network

Revenues and expenses
% variation 2007 / 2006

+13.5
+7.0
Revenues
Expenses

Efficiency ratio
%

41.0
38.7
2006
2007

Net operating income
Million euros

2,429
2,863
+17.9%
2006
2007

Attributable profit
Million euros

1,505
1,806
+19.9%
2006
2007

Banesto

Revenues and expenses
% variation 2007 / 2006

+14.8
+4.4
Revenues
Expenses

Efficiency ratio
%

45.3
41.2
2006
2007

Net operating income
Million euros

1,060
1,312
+23.7%
2006
2007

Attributable profit
Million euros

585
668
+14.2%
2006
2007

(*) Before discontinued operations: +24.2%
Note: w/o extraordinary capital gains and allowances

Santander Consumer Finance

Revenues and expenses
% variation 2007 / 2006

+44.5
+22.6
Revenues
Expenses

Efficiency ratio
%

34.7
29.6
2006
2007

Net operating income
Million euros

1,201
1,867
+55.5%
2006
2007

Attributable profit
Million euros

565
719
+27.1%
2006
2007

Portugal

Revenues and expenses
% variation 2007 / 2006

+10.1
+2.4
Revenues
Expenses

Efficiency ratio
%

47.3
44.0
2006
2007

Net operating income
Million euros

570
672
+17.8%
2006
2007

Attributable profit
Million euros

423
511
+20.8%
2006
2007

Note: w/o extraordinary capital gains and allowances

January — December 2007      21

      Information by principal segments
Latin America. Main units

	Brazil		Mexico		Chile
Million euros	2007	Var. (%)	2007	Var. (%)	2007	Var. (%)

Income statement
Net interest income	2,439	31.1	1,893	21.9	1,112	22.1
Income from companies accounted for by equity method	1	(22.0)	—	—	(3)	—
Net fees	1,249	24.6	588	24.3	317	8.6
Insurance activity	72	25.9	38	63.5	49	34.0
Commercial revenue	3,761	28.7	2,519	22.9	1,475	18.9
Gains (losses) on financial transactions	624	42.7	(32)	273.0	31	(67.7)
Gross operating income	4,385	30.5	2,488	21.8	1,506	12.8
Income from non-financial services (net) and other operating income	(33)	422.1	(37)	(50.3)	(21)	83.6
Operating expenses	(1,819)	11.8	(945)	4.8	(590)	6.5
General administrative expenses	(1,680)	11.2	(865)	3.9	(536)	6.3
Personnel	(878)	11.9	(440)	11.5	(327)	3.1
Other administrative expenses	(802)	10.4	(425)	(2.9)	(209)	11.6
Depreciation and amortisation	(139)	20.3	(80)	14.8	(54)	8.8
Net operating income	2,533	46.7	1,506	41.3	894	16.3
Net loan loss provisions	(792)	80.0	(459)	122.2	(203)	86.1
Other income	(349)	64.1	(16)	—	55	—
Profit before taxes (w/o capital gains)	1,393	29.6	1,030	19.9	746	14.2
Tax on profit	(473)	51.4	(163)	(14.9)	(100)	(8.0)
Net profit from ordinary activity	919	20.7	868	29.8	645	18.6
Net profit from discontinued operations	—	—	7	(71.6)	36	18.2
Net consolidated profit (w/o capital gains)	919	20.7	875	26.1	682	18.6
Minority interests	14	31.2	221	33.2	139	61.9
Attributable profit to the Group (w/o capital gains)	905	20.5	654	23.8	543	11.0
Net extraordinary gains and allowances	—	—	—	—	—	—
Attributable profit to the Group	905	20.5	654	23.8	543	11.0

Balance sheet
Customer loans*	19,998	42.9	14,124	(9.7)	17,103	13.2
Trading portfolio (w/o loans)	5,903	(33.9)	10,779	(28.5)	2,189	45.2
Available-for-sale financial assets	3,685	(42.0)	3,929	(41.2)	1,353	75.3
Due from credit institutions*	2,062	(21.3)	5,684	(27.5)	1,727	(45.2)
Intangible assets and property and equipment	628	(3.3)	455	23.3	338	5.8
Other assets	14,045	93.1	4,525	2.8	2,222	3.9
Total assets/liabilities & shareholders’ equity	46,321	16.3	39,495	(21.1)	24,931	8.4
Customer deposits*	21,484	24.3	21,830	(6.8)	14,566	10.2
Marketable debt securities*	1,079	32.2	1,301	(41.3)	2,242	45.9
Subordinated debt	1,622	13.4	51	(10.3)	680	(3.4)
Insurance liabilities	1,930	37.2	98	11.8	77	33.3
Due to credit institutions*	7,849	(8.1)	8,292	(46.5)	4,365	5.0
Other liabilities	9,556	20.7	5,354	(17.7)	1,926	(4.6)
Shareholders’ equity	2,801	15.4	2,569	14.5	1,075	(17.5)
Other customer funds under management	21,588	47.1	9,259	(20.8)	4,257	(63.7)
Mutual funds	20,618	47.4	9,259	10.3	4,252	18.6
Pension funds	—	—	—	(100.0)	—	(100.0)
Managed portfolios	917	33.7	—	—	—	—
Savings-insurance policies	53	—	—	—	5	—
Customer funds under management	45,772	33.8	32,441	(13.2)	21,744	(20.0)

(*)	Includes all stock of concept classified in the balance sheet
22     January — December 2007

Information by principal segments
Latin America. Results

	Gross operating		Net operating		Attributable profit
	income		income		to the Group
Million euros	2007	Var. (%)	2007	Var. (%)	2007	Var. (%)
Brazil	4,385	30.5	2,533	46.7	905	20.5
Mexico	2,488	21.8	1,506	41.3	654	23.8
Chile	1,506	12.8	894	16.3	543	11.0
Puerto Rico	313	0.6	115	10.6	1	(97.4)
Venezuela	724	50.4	379	57.6	179	22.6
Colombia	107	51.6	30	248.0	15	(36.8)
Argentina	459	11.2	204	7.5	188	27.1
Rest	79	(0.7)	(42)	46.9	18	(48.2)
Subtotal	10,060	24.3	5,619	37.9	2,503	16.6
Santander Private Banking	326	20.8	189	18.1	163	17.1
Total	10,386	24.2	5,808	37.1	2,666	16.6
January — December 2007     23

      Information by principal segments
Financial Management and Equity Stakes

			Variation
Million euros	2007	2006	Amount	(%)

Income statement
Net interest income (w/o dividends)	(1,771)	(1,269)	(502)	39.5
Dividends	183	162	21	12.8
Net interest income	(1,588)	(1,106)	(481)	43.5
Income from companies accounted for by equity method	427	411	16	3.8
Net fees	30	(11)	41	—
Insurance activity	—	(4)	4	(100.0)
Commercial revenue	(1,131)	(711)	(420)	59.2
Gains (losses) on financial transactions	1,217	414	803	194.0
Gross operating income	86	(297)	382	—
Income from non-financial services (net) and other operating income	15	(33)	47	—
Operating expenses	(765)	(578)	(187)	32.3
General administrative expenses	(506)	(364)	(142)	38.9
Personnel	(236)	(204)	(32)	15.8
Other administrative expenses	(270)	(160)	(110)	68.4
Depreciation and amortisation	(259)	(214)	(45)	20.9
Net operating income	(665)	(908)	243	(26.8)
Net loan loss provisions	(14)	91	(105)	—
Other income	(116)	159	(275)	—
Profit before taxes (w/o capital gains)	(795)	(658)	(137)	20.8
Tax on profit	624	481	144	29.9
Net profit from ordinary activity	(171)	(177)	7	(3.9)
Net profit from discontinued operations	(0)	89	(89)	—
Net consolidated profit (w/o capital gains)	(171)	(88)	(82)	92.9
Minority interests	9	90	(81)	(90.0)
Attributable profit to the Group (w/o capital gains)	(180)	(178)	(1)	0.8
Net extraordinary gains and allowances	934	340	594	174.6
Attributable profit to the Group	754	162	592	365.8

Balance sheet
Trading portfolio (w/o loans)	1,328	2,029	(701)	(34.6)
Available-for-sale financial assets	21,528	7,605	13,923	183.1
Investments	15,604	4,897	10,707	218.6
Goodwill	13,827	14,508	(681)	(4.7)
Liquidity lent to the Group	80,450	67,138	13,312	19.8
Capital assigned to Group areas	32,039	29,120	2,919	10.0
Other assets	55,381	35,539	19,841	55.8
Total assets/liabilities & shareholders’ equity	220,156	160,836	59,319	36.9
Customer deposits*	1,969	496	1,473	297.1
Marketable debt securities*	82,196	78,321	3,875	4.9
Subordinated debt	22,874	16,247	6,627	40.8
Preferred securities	—	—	—	—
Other liabilities	66,161	30,073	36,088	120.0
Group capital and reserves	46,955	35,699	11,256	31.5
Other customer funds under management	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—
Customer funds under management	107,040	95,064	11,976	12.6

(*)	Includes all stock of concept classified in the balance sheet
24     January — December 2007

Information by secondary segments
Income statement and business volumes secondary segments

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale Banking		and Insurance
Million euros	2007	(%)	2007	(%)	2007	(%)	2007	(%)

Income statement
Net interest income	16,883	24.3	15,339	24.6	1,492	20.2	52	49.6
Inc. from companies accounted for by equity method	15	(7.0)	15	(7.0)	—	—	—	—
Net fees	8,010	13.9	6,668	11.8	919	42.2	423	0.1
Insurance activity	319	24.4	0	—	—	—	319	24.3
Commercial revenue	25,227	20.7	22,022	20.4	2,411	27.8	795	11.2
Gains (losses) on financial transactions	1,782	2.7	1,272	22.2	491	(28.9)	19	349.8
Gross operating income	27,009	19.4	23,293	20.5	2,902	12.6	814	13.2
Income from non-financial services (net) and other operating income	(60)	59.8	(29)	647.8	(29)	(12.0)	(1)	551.4
Operating expenses	(11,442)	9.3	(10,238)	8.1	(944)	23.1	(260)	12.4
General administrative expenses	(10,433)	9.4	(9,339)	8.3	(853)	22.2	(241)	12.3
Personnel	(6,274)	9.6	(5,603)	8.4	(543)	21.6	(128)	17.6
Other administrative expenses	(4,160)	9.1	(3,736)	8.2	(310)	23.2	(113)	6.8
Depreciation and amortisation	(1,009)	8.2	(899)	6.1	(91)	33.0	(19)	14.3
Net operating income	15,507	27.9	13,026	32.1	1,928	8.5	553	13.5
Net loan loss provisions	(3,456)	35.1	(3,390)	50.6	(65)	(78.8)	(0)	—
Other income	(346)	20.2	(296)	30.3	(33)	(25.4)	(16)	3.9
Profit before taxes (w/o capital gains)	11,705	26.1	9,339	26.5	1,830	28.4	537	13.7

Business volumes
Total assets	863,917	3.1	678,867	1.5	166,979	9.1	18,071	15.3
Customer loans	563,558	7.9	510,561	7.7	52,975	10.5	22	(87.1)
Customer deposits	353,735	7.0	308,653	7.0	45,082	6.8	1	—
Retail Banking. Results

	Gross operating		Net operating		Profit before
	income		income		taxes
Million euros	2007	Var. (%)	2007	Var. (%)	2007	Var. (%)
Continental Europe*	10,906	19.4	6,552	25.7	5,074	20.1
o/w: Spain*	7,757	14.2	4,572	19.2	3,867	20.6
Portugal*	1,061	8.8	556	16.5	515	20.3
United Kingdom (Abbey)	3,771	7.2	1,915	18.2	1,622	31.6
Latin America	8,616	29.0	4,559	50.5	2,643	37.2
o/w: Brazil	3,486	37.1	1,840	68.6	797	89.3
Mexico	2,151	28.0	1,275	58.4	802	31.9
Chile	1,248	15.6	697	21.4	556	22.5
Total Retail Banking*	23,293	20.5	13,026	32.1	9,339	26.5

(*)	w/o extraordinary capital gains and allowances
Asset Management and Insurance. Results

	Gross operating		Net operating		Profit before
	income		income		taxes
Million euros	2007	Var. (%)	2007	Var. (%)	2007	Var. (%)

Mutual funds	385	2.7	222	1.5	227	4.1
Pension funds	25	30.0	15	50.9	15	152.8
Insurance	404	24.4	316	22.2	294	18.7
Total Asset Management and Insurance	814	13.2	553	13.5	537	13.7
January — December 2007     25

      Information by secondary segments

Retail banking

Revenues and expenses

% variation 2007 / 2006
+20.5
+8.1
Revenues
Expenses

Efficiency ratio

%
47.9
43.0
2006
2007

Net operating income

Million euros
13,026
9,861
+32.1%
2006
2007

Profit before taxes

Million euros
9,339
7,383
+26.5%
2006
2007

Note: w/o extraordinary capital gains and allowances

Global Wholesale Banking

Net operating income

Million euros
1,777
1,928
+8.5%
2006
2007

Profit before taxes

Million euros
1,830
1,425
+28.4%
2006
2007

Gross operating income breakdown

Million euros
+13%
2,902
Total
2,577
657
Proprietary trading and portfolio
-14%
738
Treasury - customers
+8%
227
Equity
+32%
Customers +24%
Investment Banking
+66%
535
Global transaction banking
+16%
745
2006
2007

Asset Management and Insurance

Net operating income

Million euros
487
553
+13.5%
2006
2007

Profit before taxes

Million euros
472
537
+13.7%
2006
2007

Total Group revenues

Million euros
+13%
3,643
Total
3,223
Insurance fees + insurance activity
+22%
1,751
Pension funds
+7%
161
Mutual funds
+6%
1,731
2006
2007

26     January — December 2007

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Santander

www.santander.com

Item 4
Key consolidated data

			Variation
	2007	2006	Amount	%	2005

Balance sheet (million euros)
Total assets	912,915	833,873	79,042	9.5	809,107
Customer loans	565,477	523,346	42,131	8.1	435,829
Customer funds under management	784,995	739,223	45,772	6.2	651,360
Shareholders’ equity	51,945	40,062	11,884	29.7	35,841
Total managed funds	1,063,892	1,000,996	62,896	6.3	961,953

Income statement (million euros)
Net interest income (w/o dividends)	14,882	12,076	2,806	23.2	10,324
Commercial revenue	24,096	20,184	3,912	19.4	17,541
Gross operating income	27,095	22,333	4,761	21.3	19,076
Net operating income	14,842	11,218	3,624	32.3	8,765
Net profit from ordinary activity	8,518	6,674	1,844	27.6	5,411
Attributable profit to the Group	9,060	7,596	1,464	19.3	6,220

EPS, profitability and efficiency (%)
EPS (euro)	1.4287	1.2157			0.9967
Diluted EPS (euro)	1.4139	1.2091			0.9930
ROE	21.91	21.39			19.86
ROA	1.09	1.00			0.91
RORWA	1.95	1.83			1.78
Efficiency ratio	44.22	48.56			52.94

Capital and NPL ratios (%)
BIS ratio	12.66	12.49			12.94
Tier I	7.71	7.42			7.88
NPL ratio	0.95	0.78			0.89
NPL coverage	150.55	187.23			182.02

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254	6,254			6,254
Share price (euros)	14.79	14.14			11.15
Market capitalisation (million euros)	92,501	88,436			69,735
Book value (euro)	8.31	6.41			5.73
Price / Book value (X)	1.78	2.21			1.95

Other data
Shareholders (number)	2,278,321	2,310,846			2,443,831
Number of employees	131,819	123,731			120,047
Continental Europe	47,838	44,216			43,612
United Kingdom (Abbey)	16,827	17,146			19,084
Latin America	65,628	60,871			55,889
Financial management and equity stakes	1,526	1,498			1,462
Number of branches	11,178	10,852			10,201
Continental Europe	5,976	5,772			5,389
United Kingdom (Abbey)	704	712			712
Latin America	4,498	4,368			4,100

Information over profit excluding extraordinary capital gains and writedowns
Attributable profit to the Group (w/o capital gains)	8,111	6,582	1,528	23.2	5,212
EPS (w/o capital gains) (euro)	1.2789	1.0534			0.8351
Diluted EPS (w/o capital gains) (euro)	1.2657	1.0477			0.8320
ROE (w/o capital gains)	19.61	18.54			16.64
ROA (w/o capital gains)	0.98	0.88			0.78
RORWA (w/o capital gains)	1.76	1.60			1.51
P/E ratio (X) (w/o capital gains)	11.56	13.42			13.35

Note:
The financial information in this report has not been audited, but it was approved by the Board at its meeting on January 28, 2008, following a favourbale report from the Audit and Compliance Committee on January 23, 2008. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.”

Income Statement
Million euros

			Variation
	2007	2006	Amount	%	2005

Net interest income (w/o dividends)	14,882	12,076	2,806	23.2	10,324
Dividends	413	404	9	2.3	336

Net interest income	15,295	12,480	2,815	22.6	10,659

Income from companies accounted for by the equity method	441	427	15	3.4	619
Net fees	8,040	7,024	1,016	14.5	6,061
Insurance activity	319	253	66	26.2	201

Commercial revenue	24,096	20,184	3,912	19.4	17,541

Gains (losses) on financial transactions	2,998	2,149	849	39.5	1,534

Gross operating income	27,095	22,333	4,761	21.3	19,076

Income from non-financial services	152	119	33	27.9	156
Non-financial expenses	(78)	(70)	(8)	11.7	(91)
Other operating income	(119)	(119)	(0)	0.0	(89)
Operating expenses	(12,208)	(11,045)	(1,162)	10.5	(10,288)
General administrative expenses	(10,940)	(9,899)	(1,041)	10.5	(9,274)
Personnel	(6,510)	(5,926)	(584)	9.9	(5,555)
Other administrative expenses	(4,430)	(3,973)	(457)	11.5	(3,719)
Depreciation and amortisation	(1,268)	(1,147)	(121)	10.6	(1,014)

Net operating income	14,842	11,218	3,624	32.3	8,765

Impairment loss on assets	(3,549)	(2,551)	(998)	39.1	(1,802)
Loans	(3,470)	(2,467)	(1,002)	40.6	(1,615)
Goodwill	(14)	(13)	(2)	13.1	—
Other assets	(65)	(70)	6	(8.3)	(187)
Other income	(383)	(45)	(337)	742.4	(265)

Profit before taxes (w/o capital gains)	10,910	8,622	2,288	26.5	6,698

Tax on profit	(2,392)	(1,947)	(444)	22.8	(1,287)

Net profit from ordinary activity	8,518	6,674	1,844	27.6	5,411

Net profit from discontinued operations	112	470	(357)	(76.1)	331

Net consolidated profit (w/o capital gains)	8,631	7,144	1,487	20.8	5,742

Minority interests	520	562	(41)	(7.4)	530

Attributable profit to the Group (w/o capital gains)	8,111	6,582	1,528	23.2	5,212

Net extraordinary gains and allowances	950	1,014	(64)	(6.3)	1,008

Attributable profit to the Group	9,060	7,596	1,464	19.3	6,220

Pro memoria:
Average total assets	877,682	814,235	63,447	7.8	740,225
Average shareholders’ equity	41,352	35,505	5,847	16.5	31,326

Quarterly
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07

Net interest income (w/o dividends)	2,881	2,919	3,077	3,198	3,459	3,671	3,886	3,866
Dividends	50	187	98	69	48	236	74	56

Net interest income	2,931	3,106	3,175	3,267	3,507	3,907	3,960	3,922

Income from companies accounted for by the equity method	131	110	145	41	60	100	89	193
Net fees	1,681	1,708	1,800	1,835	2,034	2,015	1,972	2,019
Insurance activity	56	72	64	62	79	87	83	70

Commercial revenue	4,798	4,996	5,184	5,206	5,681	6,108	6,103	6,203

Gains (losses) on financial transactions	398	511	617	623	488	709	856	945

Gross operating income	5,196	5,507	5,801	5,829	6,168	6,818	6,960	7,149

Income from non-financial services	38	10	43	28	34	43	33	42
Non-financial expenses	(15)	(17)	(14)	(24)	(18)	(22)	(15)	(23)
Other operating income	(21)	(19)	(24)	(55)	(34)	(36)	(42)	(7)
Operating expenses	(2,713)	(2,677)	(2,754)	(2,902)	(2,915)	(2,990)	(3,084)	(3,219)
General administrative expenses	(2,434)	(2,401)	(2,470)	(2,593)	(2,609)	(2,675)	(2,749)	(2,907)
Personnel	(1,464)	(1,448)	(1,469)	(1,545)	(1,530)	(1,592)	(1,639)	(1,749)
Other administrative expenses	(970)	(954)	(1,001)	(1,049)	(1,079)	(1,083)	(1,110)	(1,158)
Depreciation and amortisation	(279)	(275)	(284)	(308)	(307)	(315)	(334)	(312)

Net operating income	2,485	2,804	3,052	2,877	3,236	3,812	3,852	3,942

Impairment loss on assets	(512)	(621)	(710)	(708)	(683)	(838)	(898)	(1,130)
Loans	(501)	(599)	(692)	(675)	(670)	(827)	(890)	(1,082)
Goodwill	—	(5)	—	(8)	—	—	—	(14)
Other assets	(11)	(17)	(18)	(25)	(13)	(11)	(8)	(33)
Other income	(11)	24	(32)	(26)	(88)	(134)	(153)	(7)

Profit before taxes (w/o capital gains)	1,962	2,207	2,310	2,143	2,465	2,839	2,801	2,805

Tax on profit	(421)	(457)	(630)	(440)	(567)	(655)	(580)	(589)

Net profit from ordinary activity	1,541	1,750	1,681	1,703	1,898	2,184	2,220	2,216

Net profit from discontinued operations	115	141	159	55	30	33	36	13

Net consolidated profit (w/o capital gains)	1,655	1,891	1,840	1,758	1,927	2,217	2,257	2,230

Minority interests	162	169	109	123	125	143	143	109

Attributable profit to the Group (w/o capital gains)	1,493	1,723	1,731	1,635	1,802	2,074	2,113	2,121

Net extraordinary gains and allowances	—	—	—	1,014	—	582	—	368

Attributable profit to the Group	1,493	1,723	1,731	2,649	1,802	2,656	2,113	2,488

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2007	2006	31.12.07	31.12.06

US$	1.3683	1.2535	1.4721	1.3170
Pound sterling	0.6840	0.6818	0.7334	0.6715
Brazilian real	2.6607	2.7273	2.5963	2.8118
New Mexican peso	14.9504	13.6552	16.0740	14.2881
Chilean peso	714.7656	664.8583	733.0322	700.3148
Venezuelan bolivar	2,937.9793	2,691.6451	3,161.0403	2,827.9941
Argentine peso	4.2997	3.8742	4.6684	4.0679

Net fees and insurance business
Million euros

			Variation
	2007	2006	Amount	%	2005

Commissions for services	3,736	3,276	460	14.0	2,855
Credit and debit cards	853	664	189	28.5	620
Account management	571	555	17	3.0	545
Commercial bills	225	232	(6)	(2.8)	218
Guarantees and other contingent liabilities	350	302	48	15.8	253
Other transactions	1,737	1,524	213	14.0	1,219
Mutual & pension funds	1,891	1,785	106	5.9	1,645
Securities services	980	778	203	26.1	637
Insurance	1,432	1,185	247	20.9	924

Net fees	8,040	7,024	1,016	14.5	6,061

Insurance activity	319	253	66	26.2	201

Net fees and insurance business	8,360	7,277	1,082	14.9	6,263

Operating expenses
Million euros

			Variation
	2007	2006	Amount	%	2005

Personnel expenses	6,510	5,926	584	9.9	5,555
General expenses	4,430	3,973	457	11.5	3,719
Information technology	487	417	70	16.9	418
Communications	417	346	70	20.3	390
Advertising	561	472	89	18.9	387
Buildings and premises	846	845	1	0.1	758
Printed and office material	138	122	16	13.0	117
Taxes (other than profit tax)	277	226	51	22.4	178
Other expenses	1,705	1,545	160	10.3	1,472

Personnel and general expenses	10,940	9,899	1,041	10.5	9,274

Depreciation and amortisation	1,268	1,147	121	10.6	1,014

Total operating expenses	12,208	11,045	1,162	10.5	10,288

Net loan-loss provisions
Million euros

			Variation
	2007	2006	Amount	%	2005

Non performing loans	4,194	3,123	1,071	34.3	2,013
Country-risk	(100)	(103)	3	(3.3)	88
Recovery of written-off assets	(624)	(553)	(72)	12.9	(486)

Total	3,470	2,467	1,002	40.6	1,615

Balance sheet
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05
Assets
Cash on hand and deposits at central banks	31,063	13,835	17,228	124.5	16,086
Trading portfolio	158,800	170,423	(11,622)	(6.8)	154,208
Debt securities	66,331	76,737	(10,406)	(13.6)	81,742
Customer loans	23,704	30,583	(6,879)	(22.5)	26,480
Equities	9,744	13,491	(3,746)	(27.8)	8,078
Other	59,021	49,612	9,409	19.0	37,908
Other financial assets at fair value	24,829	15,371	9,459	61.5	48,862
Customer loans	8,022	7,973	49	0.6	6,431
Other	16,808	7,398	9,410	127.2	42,431
Available-for-sale financial assets	44,349	38,698	5,651	14.6	73,945
Debt securities	34,187	32,727	1,460	4.5	68,054
Equities	10,162	5,971	4,191	70.2	5,891
Loans	579,530	544,049	35,481	6.5	459,784
Deposits at credit institutions	31,760	45,361	(13,601)	(30.0)	47,066
Customer loans	533,751	484,790	48,961	10.1	402,918
Other	14,019	13,897	122	0.9	9,801
Investments	15,689	5,006	10,683	213.4	3,031
Intangible assets and property and equipment	11,661	12,555	(894)	(7.1)	12,204
Goodwill	13,831	14,513	(682)	(4.7)	14,018
Other	33,162	19,423	13,739	70.7	26,968

Total assets	912,915	833,873	79,042	9.5	809,107

Liabilities and shareholders’ equity
Trading portfolio	122,754	123,996	(1,242)	(1.0)	112,466
Customer deposits	27,992	16,572	11,420	68.9	14,039
Marketable debt securities	17,091	17,522	(431)	(2.5)	19,821
Other	77,671	89,902	(12,231)	(13.6)	78,607
Other financial liabilities at fair value	33,156	12,411	20,744	167.1	11,810
Customer deposits	10,669	273	10,396	—	—
Marketable debt securities	10,279	12,138	(1,859)	(15.3)	11,810
Other	12,208	—	12,208	—	—
Financial liabilities at amortized cost	652,952	605,303	47,649	7.9	565,652
Due to central banks and credit institutions	77,434	73,345	4,089	5.6	116,659
Customer deposits	317,043	314,377	2,666	0.8	291,727
Marketable debt securities	206,265	174,409	31,855	18.3	117,209
Subordinated debt	35,670	30,423	5,247	17.2	28,763
Other financial liabilities	16,540	12,749	3,792	29.7	11,293
Insurance liabilities	13,034	10,704	2,329	21.8	44,672
Provisions	16,571	19,227	(2,656)	(13.8)	19,823
Other liability accounts	16,368	14,491	1,877	13.0	10,748
Preferred securities	523	668	(146)	(21.8)	1,309
Minority interests	2,358	2,221	138	6.2	2,848
Equity adjustments by valuation	722	2,871	(2,149)	(74.8)	3,077
Capital stock	3,127	3,127	—	—	3,127
Reserves	43,828	32,595	11,233	34.5	29,098
Attributable profit to the Group	9,060	7,596	1,464	19.3	6,220
Less: dividends	(1,538)	(1,337)	(201)	15.0	(1,744)

Total liabilities and shareholders’ equity	912,915	833,873	79,042	9.5	809,107

Balance sheet
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Assets
Cash on hand and deposits at central banks	12,089	15,614	12,263	13,835	15,001	20,386	19,339	31,063
Trading portfolio	153,965	162,883	155,051	170,423	164,849	182,319	164,040	158,800
Debt securities	75,559	79,018	73,420	76,737	73,040	76,490	74,949	66,331
Customer loans	28,746	32,409	27,532	30,583	32,668	32,994	24,409	23,704
Equities	10,676	10,104	11,298	13,491	11,253	12,481	10,309	9,744
Other	38,984	41,352	42,801	49,612	47,887	60,354	54,373	59,021
Other financial assets at fair value	47,269	46,459	14,528	15,371	15,625	29,327	42,359	24,829
Customer loans	6,446	6,706	7,340	7,973	8,002	8,257	7,891	8,022
Other	40,823	39,753	7,188	7,398	7,623	21,070	34,467	16,808
Available-for-sale financial assets	73,025	37,872	40,777	38,698	34,071	40,504	40,631	44,349
Debt securities	66,432	31,227	33,394	32,727	25,842	32,258	32,039	34,187
Equities	6,594	6,645	7,383	5,971	8,228	8,246	8,592	10,162
Loans	472,658	496,787	519,124	544,049	561,544	558,916	565,594	579,530
Deposits at credit institutions	46,440	48,789	44,659	45,361	58,057	32,368	31,833	31,760
Customer loans	416,205	437,477	462,121	484,790	490,141	511,434	518,915	533,751
Other	10,012	10,521	12,344	13,897	13,346	15,113	14,847	14,019
Investments	3,076	5,378	5,371	5,006	4,912	4,949	4,892	15,689
Intangible assets and property and equipment	12,162	12,272	12,816	12,555	12,687	13,048	13,318	11,661
Goodwill	14,025	13,959	14,184	14,513	14,373	14,489	14,262	13,831
Other	26,470	26,874	24,426	19,423	21,178	21,664	22,234	33,162

Total assets	814,738	818,096	798,540	833,873	844,240	885,603	886,668	912,915

Liabilities and shareholders’ equity
Trading portfolio	112,684	118,934	118,970	123,996	126,017	126,002	117,746	122,754
Customer deposits	13,430	14,135	16,956	16,572	14,306	15,347	25,164	27,992
Marketable debt securities	17,247	20,672	22,115	17,522	22,478	19,243	18,109	17,091
Other	82,007	84,127	79,900	89,902	89,233	91,412	74,473	77,671
Other financial liabilities at fair value	13,314	12,713	12,893	12,411	12,513	39,206	37,131	33,156
Customer deposits	261	246	266	273	250	9,825	8,088	10,669
Marketable debt securities	13,052	12,467	12,628	12,138	12,263	11,103	10,802	10,279
Other	—	—	—	—	—	18,279	18,241	12,208
Financial liabilities at amortized cost	569,114	568,296	578,224	605,303	614,256	622,764	634,543	652,952
Due to central banks and credit institutions	105,255	91,614	68,056	73,345	61,073	52,185	61,375	77,434
Customer deposits	290,563	291,400	308,302	314,377	312,555	308,806	315,057	317,043
Marketable debt securities	130,401	139,183	155,913	174,409	187,699	208,803	209,052	206,265
Subordinated debt	28,984	30,240	31,154	30,423	33,355	31,828	31,918	35,670
Other financial liabilities	13,911	15,859	14,798	12,749	19,574	21,142	17,141	16,540
Insurance liabilities	44,569	42,487	9,743	10,704	12,030	12,902	13,255	13,034
Provisions	19,535	18,861	18,693	19,227	17,597	17,208	16,706	16,571
Other liability accounts	10,800	11,833	12,599	14,491	14,651	18,710	18,404	16,368
Preferred securities	1,293	1,257	1,183	668	670	664	558	523
Minority interests	2,944	2,898	2,457	2,221	2,055	2,304	2,332	2,358
Equity adjustments by valuation	3,191	2,406	3,668	2,871	2,384	1,886	980	722
Capital stock	3,127	3,127	3,127	3,127	3,127	3,127	3,127	3,127
Reserves	35,279	32,737	32,704	32,595	40,393	37,139	36,852	43,828
Attributable profit to the Group	1,493	3,216	4,947	7,596	1,802	4,458	6,572	9,060
Less: dividends	(2,605)	(669)	(669)	(1,337)	(3,256)	(769)	(1,538)	(1,538)

Total liabilities and shareholders’ equity	814,738	818,096	798,540	833,873	844,240	885,603	886,668	912,915

Customer loans
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Public sector	5,633	5,329	305	5.7	5,243
Other residents	227,512	199,994	27,518	13.8	153,727
Commercial bills	18,248	17,276	972	5.6	15,371
Secured loans	123,371	110,863	12,508	11.3	81,343
Other loans	85,893	71,854	14,039	19.5	57,013
Non-resident sector	341,027	326,187	14,840	4.5	284,468
Secured loans	199,316	191,724	7,592	4.0	174,117
Other loans	141,711	134,463	7,247	5.4	110,352

Gross customer loans	574,172	531,509	42,663	8.0	443,439

Loan-loss allowances	8,695	8,163	532	6.5	7,610

Net customer loans	565,477	523,346	42,131	8.1	435,829

Pro memoria: Doubtful loans	6,070	4,613	1,457	31.6	4,356
Public sector	1	18	(17)	(95.5)	3
Other residents	1,812	1,212	600	49.6	1,027
Non-resident sector	4,257	3,383	874	25.8	3,326

Customer loans
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Public sector	5,465	5,628	5,419	5,329	5,604	5,640	5,213	5,633
Other residents	162,722	175,294	188,710	199,994	204,943	213,526	218,672	227,512
Commercial bills	14,372	14,911	16,055	17,276	16,173	17,423	17,114	18,248
Secured loans	89,385	96,576	100,228	110,863	114,888	118,639	120,750	123,371
Other loans	58,964	63,806	72,427	71,854	73,882	77,464	80,807	85,893
Non-resident sector	290,952	303,520	311,026	326,187	328,561	342,129	335,892	341,027
Secured loans	175,682	179,598	186,849	191,724	192,452	198,927	201,795	199,316
Other loans	115,270	123,922	124,177	134,463	136,109	143,201	134,097	141,711

Gross customer loans	459,139	484,442	505,156	531,509	539,108	561,295	559,776	574,172

Loan-loss allowances	7,742	7,852	8,163	8,163	8,297	8,610	8,561	8,695

Net customer loans	451,397	476,591	496,993	523,346	530,811	552,686	551,215	565,477

Pro memoria: Doubtful loans	4,362	4,470	4,638	4,613	4,910	5,320	5,669	6,070
Public sector	7	19	18	18	1	1	2	1
Other residents	1,033	1,096	1,175	1,212	1,264	1,374	1,512	1,812
Non-resident sector	3,321	3,355	3,445	3,383	3,646	3,945	4,156	4,257

Credit risk management (*)
Million euros

			Variation
	31.12.07	31.12.06	Amount		%	31.12.05

Non-performing loans	6,179	4,608	1,571		34.1	4,342
NPL ratio (%)	0.95	0.78	0.17 p.			0.89
Loan-loss allowances	9,302	8,627	675		7.8	7,902
Specific	3,275	2,960	315		10.6	3,177
General-purpose	6,027	5,667	360		6.4	4,725
NPL coverage (%)	150.55	187.23	(36.68	p.)		182.02
Credit cost (%) **	0.50	0.32	0.18	p.		0.22

Ordinary non-performing and doubtful loans ***	4,335	3,243	1,092		33.7	3,132
NPL ratio (%) ***	0.67	0.55	0.12	p.		0.64
NPL coverage (%) ***	214.58	266.00	(51.42	p.)		252.28
(*)     Excluding country-risk
(**)   Net specific allowance / computable assets
(***) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Non-performing loans	4,370	4,489	4,647	4,608	4,936	5,354	5,738	6,179
NPL ratio (%)	0.86	0.83	0.83	0.78	0.82	0.83	0.89	0.95
Loan-loss allowances	8,075	8,335	8,629	8,627	8,722	9,056	9,073	9,302
Specific	3,148	3,139	3,131	2,960	2,944	3,136	3,128	3,275
General-purpose	4,927	5,197	5,498	5,667	5,778	5,920	5,945	6,027
NPL coverage (%)	184.80	185.69	185.70	187.23	176.70	169.16	158.12	150.55
Credit cost (%) **	0.23	0.27	0.29	0.32	0.34	0.37	0.43	0.50
(*)   Excluding country-risk
(**) Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07

Balance at beginning of period	4,342	4,370	4,489	4,647	4,608	4,936	5,354	5,738
+ Net additions	509	569	718	841	1,058	1,047	1,256	1,531
- Write-offs	(480)	(450)	(560)	(880)	(729)	(629)	(872)	(1,090)

Balance at period-end	4,370	4,489	4,647	4,608	4,936	5,354	5,738	6,179

Customer funds under management
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Public sector	15,239	15,266	(27)	(0.2)	14,366
Other residents	103,772	94,750	9,022	9.5	83,392
Demand deposits	53,779	55,050	(1,271)	(2.3)	50,124
Time deposits	31,007	24,670	6,337	25.7	18,799
REPOs	18,986	15,030	3,956	26.3	14,470
Non-resident sector	236,693	221,206	15,487	7.0	208,008
Demand deposits	117,699	119,861	(2,162)	(1.8)	113,603
Time deposits	78,287	72,258	6,029	8.3	77,195
REPOs	37,538	26,343	11,195	42.5	14,366
Public Sector	3,168	2,744	424	15.5	2,844

Customer deposits	355,704	331,223	24,482	7.4	305,765

Debt securities	233,634	204,069	29,565	14.5	148,840
Subordinated debt	35,670	30,423	5,247	17.2	28,763

On-balance-sheet customer funds	625,009	565,715	59,294	10.5	483,369

Mutual funds	119,211	119,838	(628)	(0.5)	109,480
Pension funds	11,952	29,450	(17,498)	(59.4) *	28,619
Managed portfolios	19,814	17,835	1,979	11.1	14,746
Savings-insurance policies	9,009	6,385	2,624	41.1	15,146

Other customer funds under management	159,986	173,509	(13,522)	(7.8)	167,991

Customer funds under management	784,995	739,223	45,772	6.2 *	651,360

(*)	Without impact of the sale of pension funds management institutions in Latin America, pension funds: +4.9%; customer funds under management: +8.9%
Mutual funds
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Spain	67,246	77,526	(10,280)	(13.3)	75,126
Portugal	5,698	6,040	(342)	(5.7)	5,858
United Kingdom (Abbey)	10,225	8,307	1,918	23.1	5,999
Latin America	36,041	27,965	8,076	28.9	22,497

Total	119,211	119,838	(628)	(0.5)	109,480

Pension funds
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Spain	10,464	9,950	514	5.2	8,913
Portugal	1,488	1,448	40	2.8	1,011
Latin America	—	18,052	(18,052)	(100.0)	18,695

Total	11,952	29,450	(17,498)	(59.4)	28,619

Customer funds under management
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Public sector	15,121	11,156	13,956	15,266	16,012	12,509	14,257	15,239
Other residents	83,179	87,421	93,532	94,750	92,958	96,497	101,914	103,772
Demand deposits	49,120	52,008	53,706	55,050	52,000	53,284	55,900	53,779
Time deposits	18,460	20,194	23,216	24,670	26,013	26,973	28,497	31,007
REPOs	15,600	15,219	16,609	15,030	14,945	16,241	17,517	18,986
Non-resident sector	205,954	207,205	218,036	221,206	218,140	224,971	232,138	236,693
Demand deposits	115,499	116,192	117,766	119,861	118,573	121,699	121,131	117,699
Time deposits	71,255	70,939	76,312	72,258	71,171	73,479	76,410	78,287
REPOs	16,365	17,405	21,680	26,343	26,377	27,675	32,160	37,538
Public Sector	2,835	2,669	2,278	2,744	2,021	2,117	2,437	3,168

Customer deposits	304,255	305,782	325,524	331,223	327,111	333,977	348,309	355,704

Debt securities	160,700	172,323	190,655	204,069	222,441	239,149	237,963	233,634
Subordinated debt	28,984	30,240	31,154	30,423	33,355	31,828	31,918	35,670

On-balance-sheet customer funds	493,938	508,344	547,333	565,715	582,907	604,954	618,190	625,009

Mutual funds	114,174	113,618	117,102	119,838	131,147	133,774	128,190	119,211
Pension funds	29,190	27,709	27,442	29,450	29,996	31,629	30,707	11,952
Managed portfolios	16,781	17,088	18,009	17,835	19,245	20,809	20,489	19,814
Savings-insurance policies	14,632	15,377	5,378	6,385	7,383	8,520	8,910	9,009

Other customer funds under management	174,776	173,791	167,932	173,509	187,772	194,731	188,297	159,986

Customer funds under management	668,715	682,135	715,265	739,223	770,679	799,685	806,487	784,995

Mutual funds
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Spain	77,463	76,677	78,253	77,526	78,854	78,934	75,125	67,246
Portugal	5,922	5,940	6,006	6,040	6,160	6,333	6,039	5,698
United Kingdom (Abbey)	5,904	6,638	6,276	8,307	13,640	12,980	10,923	10,225
Latin America	24,885	24,363	26,567	27,965	32,494	35,526	36,103	36,041

Total	114,174	113,618	117,102	119,838	131,147	133,774	128,190	119,211

Pension funds
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Spain	9,047	8,887	9,201	9,950	9,980	10,118	10,116	10,464
Portugal	1,032	1,373	1,380	1,448	1,453	1,472	1,450	1,488
Latin America	19,110	17,449	16,861	18,052	18,564	20,039	19,141	—

Total	29,190	27,709	27,442	29,450	29,996	31,629	30,707	11,952

Shareholders’ equity and minority interests
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Capital stock	3,127	3,127	—	—	3,127
Additional paid-in surplus	20,370	20,370	—	—	20,370
Reserves	23,458	12,352	11,107	89.9	8,781
Treasury stock	(0)	(127)	127	(99.8)	(53)

On-balance-sheet shareholders’ equity	46,955	35,722	11,233	31.4	32,225

Attributable profit	9,060	7,596	1,464	19.3	6,220
Interim dividend distributed	(1,538)	(1,337)	(201)	15.0	(1,163)

Shareholders’ equity at period-end	54,478	41,981	12,497	29.8	37,283

Interim dividend not distributed	(2,532)	(1,919)	(613)	32.0	(1,442)

Shareholders’ equity	51,945	40,062	11,884	29.7	35,841

Valuation adjustments	722	2,871	(2,149)	(74.8)	3,077
Minority interests	2,358	2,221	138	6.2	2,848
Preferred securities	523	668	(146)	(21.8)	1,309
Preferred securities in subordinated debt	7,261	6,837	425	6.2	6,773

Shareholders’ equity and minority interests	62,810	52,658	10,151	19.3	49,848

Computable capital and BIS ratio
Million euros

			Variation
	31.12.07	31.12.06	Amount	%	31.12.05

Computable basic capital	39,725	35,539	4,186	11.8	32,532
Computable supplementary capital	25,500	24,237	1,262	5.2	20,894

Computable capital	65,225	59,776	5,448	9.1	53,426

Risk-weighted assets	515,050	478,733	36,317	7.6	412,734

BIS ratio	12.66	12.49	0.17		12.94

Tier 1	7.71	7.42	0.29		7.88

Core capital	6.25	5.91	0.34		6.05

Shareholders’ equity surplus	24,021	21,478	2,543	11.8	20,407

Statement of changes in consolidated shareholders’ equity
Million euros

	2007	2006

Available-for-sale financial assets	(864)	342
Other financial liabilities at fair value	—	—
Cash flow hedges	(108)	(21)
Hedges of net investments in businesses abroad	812	211
Exchange differences	(1,988)	(738)
Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	(2,149)	(206)

Net consolidated profit (published)	9,636	8,246
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—

Net consolidated profit	9,636	8,246

Parent Bank	6,912	7,390
Minority interests (*)	576	650

Total revenues and expenses	7,487	8,039

(*)	In addition, in 2007 the net loss recognised directly in equity relating to minority interests amounted to EUR 175 million, (EUR 121 million in 2006)

Consolidated cash flow statements
Million euros

	2007	2006
1. Cash flows from operating activities
Consolidated profit	9,636	8,246
Adjustments to profit	9,952	8,308

Adjusted profit	19,588	16,554

Net increase/decrease in operating assets	(48,590)	(72,431)
Net increase/decrease in operating liabilities	23,791	3,741

Total net cash flows from operating activities (1)	(5,210)	(52,137)

2. Cash flows from investing activities
Investments (-)	(26,303)	(7,551)
Divestments (+)	5,159	10,050

Total net cash flows from investing activities (2)	(21,144)	2,499

3. Cash flows from financing activities
Disposal of own equity instruments	8,600	(5,722)
Acquisition of own equity instruments	(8,473)	5,649
Issuance debt securities	134,673	84,748
Redemption debt securities	(91,922)	(33,723)
Dividends paid	(3,457)	(2,779)
Others	4,333	(907)

Total net cash flows from financing activities (3)	43,753	47,265

4. Effect of exchange rate changes on cash and cash equivalents (4)	(172)	121

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	17,228	(2,251)

Cash and cash equivalents at beginning of period	13,835	16,086
Cash and cash equivalents at end of period	31,063	13,835

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	2007	2006	Amount	%	2007	2006	Amount	%
Income statement (million euros)
Continental Europe	7,786	6,270	1,516	24.2	4,423	3,471	952	27.4

o/w: Santander Branch Network	2,863	2,429	435	17.9	1,806	1,505	300	19.9
Banesto*	1,312	1,060	252	23.7	668	585	83	14.2
Santander Consumer Finance	1,867	1,201	666	55.5	719	565	153	27.1
Portugal*	672	570	102	17.8	511	423	88	20.8

United Kingdom (Abbey)	1,913	1,620	293	18.1	1,201	1,003	198	19.8

Latin America	5,808	4,236	1,572	37.1	2,666	2,287	379	16.6

o/w: Brazil	2,533	1,727	806	46.7	905	751	154	20.5
Mexico	1,506	1,066	440	41.3	654	528	126	23.8
Chile	894	769	125	16.3	543	489	54	11.0

Operating areas	15,507	12,125	3,381	27.9	8,290	6,760	1,530	22.6

Financial management and equity stakes*	(665)	(908)	243	(26.8)	(180)	(178)	(1)	0.8

Total Group*	14,842	11,218	3,624	32.3	8,111	6,582	1,528	23.2

Net extraordinary gains and allowances					950	1,014	(64)	(6.3)

Total Group					9,060	7,596	1,464	19.3

(*) Excluding net extraordinary capital-gains and allowances

	Efficiency ratio		ROE*		NPL ratio		NPL coverage
	2007	2006	2007	2006	31.12.07	31.12.06	31.12.07	31.12.06
Ratios (%)
Continental Europe	38.76	40.79	21.31	20.41	0.90	0.73	188.08	244.91

o/w: Santander Branch Network	38.72	40.95	22.71	21.29	0.65	0.57	248.11	295.80
Banesto	41.20	45.27	18.26	20.61	0.47	0.42	332.92	396.13
Santander Consumer Finance	29.64	34.65	34.12	35.60	2.84	2.57	95.69	114.10
Portugal	44.00	47.33	28.55	24.07	1.25	0.53	117.39	305.06

United Kingdom (Abbey)	50.08	55.10	32.26	32.79	0.60	0.60	65.84	85.88

Latin America	41.83	47.02	29.10	26.57	1.87	1.38	134.41	167.29

o/w: Brazil	39.58	46.42	28.45	28.42	2.74	2.38	101.46	102.78
Mexico	37.71	44.02	26.48	23.08	1.20	0.64	192.25	279.19
Chile	39.22	41.53	43.81	32.15	2.11	1.59	118.45	152.62

Operating areas	41.54	45.35	24.64	23.58	0.94	0.76	149.32	185.03

Total Group*	44.22	48.56	19.61	18.54	0.95	0.78	150.55	187.23

(*) Excluding net extraordinary capital-gains and allowances. Including, ROE 2007: 21,91%; ROE 2006: 21,39%.

	Employees		Branches
	31.12.07	31.12.06	31.12.07	31.12.06
Operating means
Continental Europe	47,838	44,216	5,976	5,772

o/w: Santander Branch Network	19,392	19,027	2,887	2,832
Banesto	10,776	10,545	1,946	1,844
Santander Consumer Finance	7,221	5,401	285	282
Portugal	6,405	6,114	763	727

United Kingdom (Abbey)	16,827	17,146	704	712

Latin America	65,628	60,871	4,498	4,368

o/w: Brazil	21,923	21,681	2,104	2,026
Mexico	13,743	12,993	1,088	1,039
Chile	13,025	11,537	494	397

Operating areas	130,293	122,233	11,178	10,852

Financial management and equity stakes	1,526	1,498

Total Group	131,819	123,731	11,178	10,852

Operating areas
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	16,883	13,586	3,296	24.3

Income from companies accounted for by the equity method	15	16	(1)	(7.0)
Net fees	8,010	7,036	975	13.9
Insurance activity	319	257	63	24.4

Commercial revenue	25,227	20,895	4,333	20.7

Gains (losses) on financial transactions	1,782	1,735	46	2.7

Gross operating income	27,009	22,630	4,379	19.4

Income from non-financial services (net) and other operating income	(60)	(37)	(22)	59.8
Operating expenses	(11,442)	(10,467)	(976)	9.3
General administrative expenses	(10,433)	(9,534)	(899)	9.4
Personnel	(6,274)	(5,722)	(551)	9.6
Other administrative expenses	(4,160)	(3,812)	(348)	9.1
Depreciation and amortisation	(1,009)	(933)	(77)	8.2

Net operating income	15,507	12,125	3,381	27.9

Net loan loss provisions	(3,456)	(2,558)	(897)	35.1
Other income	(346)	(288)	(58)	20.2

Profit before taxes (w/o capital gains)	11,705	9,280	2,425	26.1

Tax on profit	(3,016)	(2,428)	(588)	24.2

Net profit from ordinary activity	8,689	6,852	1,837	26.8

Net profit from discontinued operations	112	381	(268)	(70.5)

Net consolidated profit (w/o capital gains)	8,801	7,232	1,569	21.7

Minority interests	511	472	39	8.3

Attributable profit to the Group (w/o capital gains)	8,290	6,760	1,530	22.6

Net extraordinary gains and allowances	16	674	(658)	(97.6)

Attributable profit to the Group	8,306	7,434	872	11.7

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	563,558	522,372	41,186		7.9
Trading portfolio (w/o loans)	121,474	123,183	(1,709)		(1.4)
Available-for-sale financial assets	22,821	31,093	(8,272)		(26.6)
Due from credit institutions*	84,160	105,557	(21,397)		(20.3)
Intangible assets and property and equipment	11,864	11,312	552		4.9
Other assets	60,041	44,116	15,925		36.1

Total assets/liabilities & shareholders’ equity	863,917	837,632	26,286		3.1

Customer deposits*	353,735	330,727	23,008		7.0
Marketable debt securities*	151,438	125,748	25,690		20.4
Subordinated debt	12,796	14,176	(1,380)		(9.7)
Insurance liabilities	13,034	10,704	2,329		21.8
Due to credit institutions*	123,730	172,439	(48,709)		(28.2)
Other liabilities	177,146	154,696	22,451		14.5
Shareholders’ equity	32,039	29,143	2,896		9.9

Other customer funds under management	159,986	173,509	(13,522)		(7.8)

Mutual funds	119,211	119,838	(628)		(0.5)
Pension funds	11,952	29,450	(17,498)		(59.4)
Managed portfolios	19,814	17,835	1,979		11.1
Savings-insurance policies	9,009	6,385	2,624		41.1

Customer funds under management	677,955	644,159	33,796		5.2

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.64	23.58	1.06	p.
Efficiency ratio	41.54	45.35	(3.81	p.)
NPL ratio	0.94	0.76	0.18	p.
NPL coverage	149.32	185.03	(35.71	p.)
Number of employees (direct & indirect)	130,293	122,233	8,060		6.59
Number of branches	11,178	10,852	326		3.00

Operating areas
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	3,172	3,343	3,511	3,560	3,898	4,152	4,375	4,458

Income from companies accounted for by the equity method	5	4	3	4	4	2	3	6
Net fees	1,685	1,711	1,799	1,841	2,022	1,997	1,981	2,010
Insurance activity	56	69	64	68	81	86	83	70

Commercial revenue	4,917	5,127	5,377	5,474	6,004	6,237	6,442	6,544

Gains (losses) on financial transactions	524	277	500	435	620	459	349	353

Gross operating income	5,441	5,404	5,876	5,908	6,624	6,697	6,791	6,897

Income from non-financial services (net) and other operating income	4	(19)	7	(29)	(13)	(12)	(33)	(2)
Operating expenses	(2,548)	(2,541)	(2,609)	(2,769)	(2,722)	(2,786)	(2,884)	(3,051)
General administrative expenses	(2,323)	(2,306)	(2,390)	(2,516)	(2,482)	(2,540)	(2,613)	(2,799)
Personnel	(1,406)	(1,407)	(1,419)	(1,490)	(1,482)	(1,533)	(1,582)	(1,676)
Other administrative expenses	(917)	(899)	(971)	(1,026)	(1,000)	(1,006)	(1,031)	(1,123)
Depreciation and amortisation	(225)	(235)	(219)	(253)	(240)	(246)	(271)	(251)

Net operating income	2,897	2,844	3,274	3,111	3,889	3,898	3,875	3,845

Net loan loss provisions	(500)	(699)	(687)	(672)	(679)	(832)	(898)	(1,047)
Other income	21	(49)	(120)	(140)	49	(120)	(143)	(132)

Profit before taxes (w/o capital gains)	2,417	2,097	2,467	2,299	3,259	2,947	2,834	2,666

Tax on profit	(648)	(514)	(638)	(627)	(872)	(725)	(675)	(744)

Net profit from ordinary activity	1,769	1,582	1,829	1,672	2,387	2,221	2,159	1,922

Net profit from discontinued operations	115	130	79	57	30	33	36	13

Net consolidated profit (w/o capital gains)	1,884	1,712	1,908	1,729	2,417	2,255	2,195	1,935

Minority interests	124	133	96	120	119	140	141	112

Attributable profit to the Group (w/o capital gains)	1,760	1,579	1,812	1,609	2,298	2,115	2,054	1,823

Net extraordinary gains and allowances	—	—	—	674	—	16	—	—

Attributable profit to the Group	1,760	1,579	1,812	2,283	2,298	2,131	2,054	1,823

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	450,694	475,897	496,404	522,372	530,093	551,669	549,685	563,558
Trading portfolio (w/o loans)	111,186	119,154	114,841	123,183	115,943	127,820	124,891	121,474
Available-for-sale financial assets	30,491	29,793	30,990	31,093	24,110	23,928	21,532	22,821
Due from credit institutions*	107,546	101,866	106,322	105,557	119,633	98,883	105,779	84,160
Intangible assets and property and equipment	11,063	11,262	11,797	11,312	11,331	12,090	12,174	11,864
Other assets	77,001	78,232	44,993	44,116	45,216	51,066	51,150	60,041

Total assets/liabilities & shareholders’ equity	787,981	816,205	805,348	837,632	846,327	865,455	865,213	863,917

Customer deposits*	303,637	304,698	324,555	330,727	326,924	333,564	345,825	353,735
Marketable debt securities*	98,498	106,027	117,162	125,748	139,710	149,687	149,077	151,438
Subordinated debt	14,372	14,390	14,985	14,176	14,052	13,289	12,805	12,796
Insurance liabilities	44,569	42,487	9,743	10,704	12,030	12,902	13,255	13,034
Due to credit institutions*	163,925	178,137	157,929	172,439	153,839	142,134	132,717	123,730
Other liabilities	133,665	142,871	151,927	154,696	165,149	178,921	178,269	177,146
Shareholders’ equity	29,315	27,595	29,047	29,143	34,623	34,959	33,265	32,039

Other customer funds under management	173,318	172,554	166,717	173,509	187,966	194,731	188,297	159,986

Mutual funds	114,174	113,618	117,102	119,838	131,147	133,774	128,190	119,211
Pension funds	29,190	27,709	27,442	29,450	29,996	31,629	30,707	11,952
Managed portfolios	15,322	15,850	16,795	17,835	19,439	20,809	20,489	19,814
Savings-insurance policies	14,632	15,377	5,378	6,385	7,383	8,520	8,910	9,009

Customer funds under management	589,824	597,669	623,420	644,159	668,652	691,271	696,004	677,955

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio**	0.88	0.85	0.84	0.80	0.80	0.81	0.87	0.94
NPL coverage**	175.07	175.01	175.03	176.49	164.03	167.04	156.53	149.32
Risk-weighted assets	393,841	405,552	414,029	426,299	422,092	438,298	450,667	456,671
(**)  2006 data were drawn up on the basis of 2007 information

Continental Europe
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	7,894	6,206	1,688	27.2

Income from companies accounted for by the equity method	9	6	3	56.6
Net fees	4,137	3,653	484	13.3
Insurance activity	148	137	11	8.3

Commercial revenue	12,188	10,002	2,187	21.9

Gains (losses) on financial transactions	655	708	(53)	(7.5)

Gross operating income	12,843	10,710	2,133	19.9

Income from non-financial services (net) and other operating income	30	39	(9)	(23.8)
Operating expenses	(5,087)	(4,479)	(608)	13.6
General administrative expenses	(4,529)	(3,957)	(572)	14.4
Personnel	(3,015)	(2,685)	(330)	12.3
Other administrative expenses	(1,513)	(1,272)	(242)	19.0
Depreciation and amortisation	(559)	(522)	(37)	7.0

Net operating income	7,786	6,270	1,516	24.2

Net loan loss provisions	(1,524)	(1,312)	(212)	16.2
Other income	40	(31)	71	—

Profit before taxes (w/o capital gains)	6,302	4,927	1,375	27.9

Tax on profit	(1,773)	(1,416)	(357)	25.2

Net profit from ordinary activity	4,529	3,511	1,018	29.0

Net profit from discontinued operations	—	143	(143)	(100.0)

Net consolidated profit (w/o capital gains)	4,529	3,654	876	24.0

Minority interests	107	183	(76)	(41.7)

Attributable profit to the Group (w/o capital gains)	4,423	3,471	952	27.4

Net extraordinary gains and allowances	16	674	(658)	(97.6)

Attributable profit to the Group	4,439	4,144	294	7.1

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	310,618	271,687	38,931		14.3
Trading portfolio (w/o loans)	44,846	33,831	11,015		32.6
Available-for-sale financial assets	10,149	13,126	(2,978)		(22.7)
Due from credit institutions*	53,204	67,061	(13,857)		(20.7)
Intangible assets and property and equipment	5,373	4,558	816		17.9
Other assets	25,876	18,583	7,293		39.2

Total assets/liabilities & shareholders’ equity	450,067	408,846	41,221		10.1

Customer deposits*	149,167	140,231	8,935		6.4
Marketable debt securities*	70,344	47,632	22,711		47.7
Subordinated debt	2,379	2,362	17		0.7
Insurance liabilities	10,907	8,547	2,360		27.6
Due to credit institutions*	66,025	89,016	(22,991)		(25.8)
Other liabilities	130,972	103,090	27,882		27.0
Shareholders’ equity	20,274	17,967	2,307		12.8

Other customer funds under management	101,713	108,850	(7,137)		(6.6)

Mutual funds	72,944	83,566	(10,622)		(12.7)
Pension funds	11,952	11,398	554		4.9
Managed portfolios	7,865	7,501	364		4.9
Savings-insurance policies	8,951	6,385	2,566		40.2

Customer funds under management	323,602	299,076	24,526		8.2

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	21.31	20.41	0.90	p.
Efficiency ratio	38.76	40.79	(2.03	p.)
NPL ratio	0.90	0.73	0.17	p.
NPL coverage	188.08	244.91	(56.83	p.)
Number of employees (direct & indirect)	47,838	44,216	3,622		8.2
Number of branches	5,976	5,772	204		3.5

Continental Europe
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,440	1,532	1,613	1,622	1,856	1,973	2,008	2,056

Income from companies accounted for by the equity method	2	0	2	2	2	2	2	3
Net fees	855	887	965	946	1,115	1,048	989	986
Insurance activity	33	35	34	35	39	36	39	34

Commercial revenue	2,329	2,454	2,614	2,605	3,012	3,060	3,038	3,078

Gains (losses) on financial transactions	229	95	211	173	288	129	148	89

Gross operating income	2,558	2,549	2,825	2,778	3,300	3,189	3,187	3,168

Income from non-financial services (net) and other operating income	13	(7)	17	18	9	11	1	9
Operating expenses	(1,083)	(1,101)	(1,104)	(1,191)	(1,212)	(1,252)	(1,279)	(1,345)
General administrative expenses	(959)	(969)	(978)	(1,050)	(1,076)	(1,116)	(1,130)	(1,206)
Personnel	(654)	(663)	(663)	(707)	(718)	(746)	(759)	(792)
Other administrative expenses	(305)	(307)	(316)	(344)	(358)	(370)	(371)	(414)
Depreciation and amortisation	(124)	(132)	(126)	(140)	(136)	(136)	(148)	(139)

Net operating income	1,487	1,440	1,738	1,605	2,098	1,948	1,909	1,832

Net loan loss provisions	(228)	(379)	(412)	(293)	(271)	(375)	(371)	(507)
Other income	27	74	(46)	(85)	46	32	(54)	16

Profit before taxes (w/o capital gains)	1,286	1,135	1,279	1,227	1,873	1,605	1,484	1,340

Tax on profit	(381)	(317)	(370)	(347)	(529)	(440)	(394)	(409)

Net profit from ordinary activity	905	818	909	879	1,344	1,165	1,089	931

Net profit from discontinued operations	40	45	31	26	—	—	—	—

Net consolidated profit (w/o capital gains)	946	863	940	906	1,344	1,165	1,089	931

Minority interests	48	60	32	44	27	31	24	25

Attributable profit to the Group (w/o capital gains)	898	803	908	862	1,317	1,134	1,065	906

Net extraordinary gains and allowances	—	—	—	674	—	16	—	—

Attributable profit to the Group	898	803	908	1,535	1,317	1,151	1,065	906

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	223,323	240,044	256,188	271,687	278,028	290,506	296,587	310,618
Trading portfolio (w/o loans)	24,243	31,599	30,300	33,831	32,487	38,590	36,759	44,846
Available-for-sale financial assets	14,384	13,250	13,904	13,126	10,449	9,536	9,930	10,149
Due from credit institutions*	63,549	64,493	66,128	67,061	73,969	55,393	71,758	53,204
Intangible assets and property and equipment	4,655	4,983	5,241	4,558	4,697	5,170	5,239	5,373
Other assets	15,628	16,733	18,613	18,583	16,801	17,670	18,307	25,876

Total assets/liabilities & shareholders’ equity	345,782	371,102	390,375	408,846	416,430	416,866	438,580	450,067

Customer deposits*	127,670	128,791	137,056	140,231	139,144	138,791	144,971	149,167
Marketable debt securities*	31,112	35,066	42,092	47,632	52,815	59,210	66,384	70,344
Subordinated debt	2,251	2,185	2,621	2,362	2,386	2,351	2,360	2,379
Insurance liabilities	6,820	7,133	7,739	8,547	9,761	10,473	10,821	10,907
Due to credit institutions*	78,508	85,141	82,310	89,016	77,852	62,181	65,564	66,025
Other liabilities	82,675	96,037	101,102	103,090	112,590	122,174	127,959	130,972
Shareholders’ equity	16,748	16,748	17,453	17,967	21,882	21,686	20,521	20,274

Other customer funds under management	104,191	104,571	107,453	108,850	112,097	113,645	109,613	101,713

Mutual funds	83,385	82,617	84,259	83,566	85,014	85,267	81,164	72,944
Pension funds	10,080	10,260	10,581	11,398	11,432	11,590	11,566	11,952
Managed portfolios	6,304	6,825	7,235	7,501	8,267	8,774	8,440	7,865
Savings-insurance policies	4,423	4,869	5,378	6,385	7,383	8,013	8,442	8,951

Customer funds under management	265,224	270,614	289,222	299,076	306,442	313,997	323,328	323,602

(*) Includes all stock of concept classified in the balance sheet

Other information
NPL ratio**	0.84	0.80	0.81	0.80	0.80	0.79	0.84	0.90
NPL coverage**	221.71	227.60	224.57	223.80	202.49	210.80	196.09	188.08
Risk-weighted assets	224,261	243,986	253,120	258,781	258,788	273,642	281,606	289,524
(**) 2006 data were drawn up on the basis of 2007 information

Santander Branch Network
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	2,876	2,363	512	21.7

Income from companies accounted for by the equity method	—	—	—	—
Net fees	1,654	1,591	63	3.9
Insurance activity	—	—	—	—

Commercial revenue	4,529	3,954	575	14.5

Gains (losses) on financial transactions	218	228	(10)	(4.4)

Gross operating income	4,747	4,182	565	13.5

Income from non-financial services (net) and other operating income	3	11	(7)	(69.2)
Operating expenses	(1,887)	(1,764)	(123)	7.0
General administrative expenses	(1,655)	(1,531)	(124)	8.1
Personnel	(1,232)	(1,155)	(76)	6.6
Other administrative expenses	(423)	(376)	(47)	12.6
Depreciation and amortisation	(232)	(232)	0	(0.1)

Net operating income	2,863	2,429	435	17.9

Net loan loss provisions	(343)	(337)	(6)	1.6
Other income	(11)	(8)	(3)	37.1

Profit before taxes (w/o capital gains)	2,509	2,083	426	20.4

Tax on profit	(703)	(578)	(125)	21.7

Net profit from ordinary activity	1,806	1,506	301	20.0

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,806	1,506	301	20.0

Minority interests	1	0	0	—

Attributable profit to the Group (w/o capital gains)	1,806	1,505	300	19.9

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	1,806	1,505	300	19.9

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	116,798	105,476	11,321		10.7
Trading portfolio (w/o loans)	—	—	—		—
Available-for-sale financial assets	9	3	6		201.2
Due from credit institutions*	136	116	20		17.2
Intangible assets and property and equipment	2,191	2,191	0		0.0
Other assets	646	661	(14)		(2.1)

Total assets/liabilities & shareholders’ equity	119,780	108,447	11,333		10.5

Customer deposits*	50,195	51,595	(1,400)		(2.7)
Marketable debt securities*	—	—	—		—
Subordinated debt	—	—	—		—
Insurance liabilities	—	—	—		—
Due to credit institutions*	259	86	173		201.6
Other liabilities	61,028	49,274	11,754		23.9
Shareholders’ equity	8,297	7,492	806		10.8

Other customer funds under management	51,288	55,650	(4,363)		(7.8)

Mutual funds	40,840	47,623	(6,783)		(14.2)
Pension funds	6,802	6,416	386		6.0
Managed portfolios	—	—	—		—
Savings-insurance policies	3,646	1,611	2,035		126.3

Customer funds under management	101,483	107,245	(5,763)		(5.4)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.71	21.29	1.42	p.
Efficiency ratio	38.72	40.95	(2.23	p.)
NPL ratio	0.65	0.57	0.08	p.
NPL coverage	248.11	295.80	(47.69	p.)
Number of employees (direct & indirect)	19,392	19,027	365		1.9
Number of branches	2,887	2,832	55		1.9

Santander Branch Network
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	537	583	609	635	650	705	742	779

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	359	397	408	427	423	443	411	376
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	896	980	1,017	1,061	1,073	1,148	1,153	1,155

Gains (losses) on financial transactions	71	69	33	55	74	53	39	51

Gross operating income	967	1,048	1,051	1,116	1,147	1,201	1,192	1,207

Income from non-financial services (net) and other operating income	2	4	(1)	5	5	1	3	(6)
Operating expenses	(435)	(438)	(438)	(453)	(461)	(475)	(481)	(470)
General administrative expenses	(377)	(380)	(380)	(394)	(403)	(417)	(423)	(412)
Personnel	(289)	(289)	(285)	(293)	(303)	(313)	(314)	(302)
Other administrative expenses	(88)	(91)	(95)	(102)	(100)	(104)	(109)	(110)
Depreciation and amortisation	(58)	(58)	(58)	(58)	(58)	(58)	(58)	(58)

Net operating income	533	615	612	669	691	727	714	731

Net loan loss provisions	(65)	(139)	(84)	(50)	(52)	(112)	(73)	(106)
Other income	(4)	(7)	(2)	5	(0)	(4)	(5)	(2)

Profit before taxes (w/o capital gains)	464	469	526	624	639	611	636	623

Tax on profit	(130)	(130)	(148)	(169)	(179)	(171)	(178)	(175)

Net profit from ordinary activity	334	339	378	455	460	440	458	449

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	334	339	378	455	460	440	458	449

Minority interests	0	0	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	334	339	378	455	460	440	458	448

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	334	339	378	455	460	440	458	448

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	92,777	98,696	101,838	105,476	108,104	112,245	113,358	116,798
Trading portfolio (w/o loans)	—	—	—	—	—	—	—	—
Available-for-sale financial assets	2	3	3	3	3	3	3	9
Due from credit institutions*	94	91	102	116	93	90	123	136
Intangible assets and property and equipment	1,931	2,073	2,192	2,191	2,189	2,191	2,194	2,191
Other assets	761	839	816	661	507	821	803	646

Total assets/liabilities & shareholders’ equity	95,565	101,702	104,951	108,447	110,896	115,351	116,480	119,780

Customer deposits*	43,860	45,923	49,651	51,595	50,410	50,644	52,530	50,195
Marketable debt securities*	1	—	—	—	—	—	—	—
Subordinated debt	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions*	37	32	96	86	26	205	239	259
Other liabilities	45,004	48,552	47,786	49,274	52,810	56,516	55,469	61,028
Shareholders’ equity	6,664	7,195	7,418	7,492	7,650	7,986	8,242	8,297

Other customer funds under management	55,526	54,227	54,862	55,650	57,134	57,234	55,122	51,288

Mutual funds	49,431	48,025	48,150	47,623	48,377	47,813	45,145	40,840
Pension funds	5,889	5,784	5,948	6,416	6,448	6,525	6,547	6,802
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	206	418	765	1,611	2,308	2,896	3,430	3,646

Customer funds under management	99,386	100,150	104,513	107,245	107,544	107,878	107,652	101,483

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.56	0.55	0.57	0.57	0.56	0.57	0.66	0.65
NPL coverage	299.75	313.42	298.84	295.80	298.79	291.13	254.09	248.11
Risk-weighted assets	83,524	90,175	93,673	94,348	95,478	99,718	102,922	103,609

Spread	3.10	3.16	3.26	3.44	3.47	3.69	3.94	3.98

Spread loans	1.39	1.29	1.31	1.28	1.25	1.26	1.24	1.32
Spread deposits	1.71	1.87	1.95	2.16	2.22	2.43	2.70	2.66

Banesto
Million euros

			Variation
	2007	2006	Amount		%
Income statement
Net interest income	1,455	1,235	221		17.9

Income from companies accounted for by the equity method	1	(0)	1		—
Net fees	626	587	39		6.7
Insurance activity	53	42	11		25.6

Commercial revenue	2,135	1,863	272		14.6

Gains (losses) on financial transactions	147	124	23		18.3

Gross operating income	2,282	1,987	294		14.8

Income from non-financial services (net) and other operating income	9	10	(1)		(13.0)
Operating expenses	(978)	(937)	(41)		4.4
General administrative expenses	(861)	(820)	(41)		5.0
Personnel	(659)	(621)	(38)		6.0
Other administrative expenses	(203)	(199)	(4)		1.8
Depreciation and amortisation	(117)	(116)	(0)		0.2

Net operating income	1,312	1,060	252		23.7

Net loan loss provisions	(233)	(190)	(44)		22.9
Other income	5	22	(18)		(79.5)

Profit before taxes (w/o capital gains)	1,083	893	190		21.3

Tax on profit	(329)	(285)	(44)		15.3

Net profit from ordinary activity	754	608	147		24.2

Net profit from discontinued operations	—	149	(149)		(100.0)

Net consolidated profit (w/o capital gains)	754	757	(3)		(0.4)

Minority interests	86	172	(86)		(50.0)

Attributable profit to the Group (w/o capital gains)	668	585	83		14.2

Net extraordinary gains and allowances	—	674	(674)		(100.0)

Attributable profit to the Group	668	1,259	(590)		(46.9)

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	74,034	61,069	12,964		21.2
Trading portfolio (w/o loans)	4,563	5,191	(628)		(12.1)
Available-for-sale financial assets	5,024	9,339	(4,315)		(46.2)
Due from credit institutions*	19,668	21,113	(1,445)		(6.8)
Intangible assets and property and equipment	1,342	999	343		34.3
Other assets	5,440	5,619	(179)		(3.2)

Total assets/liabilities & shareholders’ equity	110,071	103,330	6,741		6.5

Customer deposits*	51,894	44,264	7,629		17.2
Marketable debt securities*	28,568	23,882	4,686		19.6
Subordinated debt	1,470	1,414	56		4.0
Insurance liabilities	—	1,230	(1,230)		(100.0)
Due to credit institutions*	15,483	19,947	(4,465)		(22.4)
Other liabilities	8,953	9,859	(907)		(9.2)
Shareholders’ equity	3,704	2,734	970		35.5

Other customer funds under management	14,103	16,886	(2,783)		(16.5)

Mutual funds	10,605	12,988	(2,382)		(18.3)
Pension funds	1,626	1,611	16		1.0
Managed portfolios	680	1,004	(324)		(32.3)
Savings-insurance policies	1,191	1,284	(92)		(7.2)

Customer funds under management	96,034	86,446	9,588		11.1

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	18.26	20.61	(2.35	p.)
Efficiency ratio	41.20	45.27	(4.07	p.)
NPL ratio	0.47	0.42	0.05	p.
NPL coverage	332.92	396.13	(63.21	p.)
Number of employees (direct & indirect)	10,776	10,545	231		2.2
Number of branches	1,946	1,844	102		5.5

Banesto
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	296	299	313	327	349	355	369	382

Income from companies accounted for by the equity method	0	(0)	0	0	0	0	0	0
Net fees	144	147	144	152	154	157	155	160
Insurance activity	8	11	10	12	12	14	14	12

Commercial revenue	448	457	467	491	516	526	538	555

Gains (losses) on financial transactions	34	33	31	25	38	33	41	35

Gross operating income	483	490	497	517	554	558	579	590

Income from non-financial services (net) and other operating income	4	(13)	13	6	(1)	6	(6)	10
Operating expenses	(230)	(233)	(236)	(238)	(241)	(243)	(247)	(247)
General administrative expenses	(204)	(200)	(206)	(210)	(213)	(216)	(215)	(218)
Personnel	(151)	(156)	(157)	(157)	(161)	(162)	(167)	(169)
Other administrative expenses	(53)	(45)	(48)	(54)	(52)	(53)	(48)	(49)
Depreciation and amortisation	(26)	(33)	(30)	(28)	(28)	(27)	(32)	(29)

Net operating income	257	245	275	285	311	322	326	353

Net loan loss provisions	(44)	(47)	(44)	(54)	(54)	(60)	(55)	(64)
Other income	6	35	(15)	(4)	4	16	(10)	(6)

Profit before taxes (w/o capital gains)	218	232	216	227	262	278	261	283

Tax on profit	(70)	(67)	(72)	(76)	(77)	(79)	(74)	(99)

Net profit from ordinary activity	148	165	144	151	185	199	187	184

Net profit from discontinued operations	46	46	31	27	—	—	—	—

Net consolidated profit (w/o capital gains)	194	211	174	178	185	199	187	184

Minority interests	46	57	28	41	22	25	18	22

Attributable profit to the Group (w/o capital gains)	148	154	146	137	163	175	169	162

Net extraordinary gains and allowances	—	—	—	674	—	—	—	—

Attributable profit to the Group	148	154	146	811	163	175	169	162

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	49,502	53,838	56,540	61,069	64,337	69,275	71,081	74,034
Trading portfolio (w/o loans)	4,513	4,690	4,247	5,191	6,445	6,484	4,871	4,563
Available-for-sale financial assets	10,788	11,061	11,598	9,339	6,221	5,346	5,040	5,024
Due from credit institutions*	17,670	20,313	19,933	21,113	21,514	16,863	19,079	19,668
Intangible assets and property and equipment	1,565	1,599	1,725	999	1,106	1,223	1,284	1,342
Other assets	5,622	6,263	6,125	5,619	3,034	3,877	3,452	5,440

Total assets/liabilities & shareholders’ equity	89,661	97,764	100,168	103,330	102,656	103,069	104,808	110,071

Customer deposits*	37,076	38,357	41,461	44,264	43,752	44,892	48,589	51,894
Marketable debt securities*	19,385	21,283	23,781	23,882	25,615	28,820	29,225	28,568
Subordinated debt	1,580	1,566	1,590	1,414	1,442	1,420	1,445	1,470
Insurance liabilities	1,769	1,606	1,596	1,230	—	—	—	—
Due to credit institutions*	17,449	21,778	18,956	19,947	19,400	13,844	12,619	15,483
Other liabilities	9,382	10,379	9,989	9,859	8,735	10,353	9,206	8,953
Shareholders’ equity	3,019	2,794	2,796	2,734	3,713	3,740	3,723	3,704

Other customer funds under management	15,991	16,434	16,638	16,886	16,227	16,168	15,193	14,103

Mutual funds	12,647	13,039	13,042	12,988	12,512	12,505	11,614	10,605
Pension funds	1,527	1,482	1,522	1,611	1,614	1,622	1,608	1,626
Managed portfolios	552	675	861	1,004	832	786	786	680
Savings-insurance policies	1,265	1,238	1,214	1,284	1,269	1,255	1,185	1,191

Customer funds under management	74,032	77,640	83,471	86,446	87,036	91,300	94,453	96,034

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.46	0.45	0.43	0.42	0.42	0.42	0.43	0.47
NPL coverage	392.62	393.44	399.94	396.13	393.19	385.51	369.08	332.92
Risk-weighted assets	55,413	56,929	58,776	62,845	64,887	66,944	69,818	72,052

Spread (Retail Banking)	2.92	3.00	3.13	3.23	3.35	3.39	3.48	3.49

Spread loans	1.38	1.36	1.30	1.31	1.32	1.28	1.29	1.34
Spread deposits	1.54	1.64	1.83	1.92	2.03	2.11	2.19	2.15

Santander Consumer Finance
Million euros

			Variation
	2007	2006	Amount	%	% ex-Drive
Income statement
Net interest income	2,085	1,379	706	51.2	2.9

Income from companies accounted for by the equity method	8	6	2	33.2	33.2
Net fees	538	393	145	37.0	34.1
Insurance activity	—	—	—	—	—

Commercial revenue	2,631	1,777	853	48.0	9.9

Gains (losses) on financial transactions	7	48	(41)	(84.7)	(84.2)

Gross operating income	2,638	1,825	813	44.5	7.4

Income from non-financial services (net) and other operating income	31	30	1	4.1	4.1
Operating expenses	(803)	(655)	(148)	22.6	10.3
General administrative expenses	(736)	(592)	(143)	24.2	11.3
Personnel	(345)	(271)	(73)	27.1	10.2
Other administrative expenses	(391)	(321)	(70)	21.8	12.2
Depreciation and amortisation	(67)	(62)	(5)	7.3	1.4

Net operating income	1,867	1,201	666	55.5	5.7

Net loan loss provisions	(842)	(397)	(445)	112.0	9.9
Other income	26	6	20	347.4	347.4

Profit before taxes (w/o capital gains)	1,051	810	242	29.9	6.2

Tax on profit	(314)	(235)	(79)	33.8	2.7

Net profit from ordinary activity	737	575	162	28.3	7.6

Net profit from discontinued operations	—	—	—	—	—

Net consolidated profit (w/o capital gains)	737	575	162	28.3	7.6

Minority interests	18	9	9	95.7	(30.7)

Attributable profit to the Group (w/o capital gains)	719	565	153	27.1	8.2

Net extraordinary gains and allowances	—	—	—	—	—

Attributable profit to the Group	719	565	153	27.1	8.2

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	45,731	39,461	6,270		15.9
Trading portfolio (w/o loans)	21	10	11		116.5
Available-for-sale financial assets	192	48	144		299.6
Due from credit institutions*	2,912	5,466	(2,554)		(46.7)
Intangible assets and property and equipment	839	643	196		30.5
Other assets	1,568	1,288	279		21.7

Total assets/liabilities & shareholders’ equity	51,263	46,917	4,347		9.3

Customer deposits*	13,883	13,439	444		3.3
Marketable debt securities*	18,080	10,427	7,653		73.4
Subordinated debt	557	578	(22)		(3.7)
Insurance liabilities	—	—	—		—
Due to credit institutions*	14,493	19,526	(5,033)		(25.8)
Other liabilities	2,170	1,342	829		61.7
Shareholders’ equity	2,079	1,604	475		29.6

Other customer funds under management	433	383	50		13.0

Mutual funds	360	323	36		11.3
Pension funds	73	60	13		22.5
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	32,953	24,827	8,126		32.7

(*) Includes all stock of concept classified in the balance sheet
Ratios (%) and other data
ROE	34.12	35.60	(1.48	p.)
Efficiency ratio	29.64	34.65	(5.01	p.)
NPL ratio	2.84	2.57	0.27	p.
NPL coverage	95.69	114.10	(18.41	p.)
Number of employees (direct & indirect)	7,221	5,401	1,820		33.7
Number of branches	285	282	3		1.1

Santander Consumer Finance
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	322	336	353	368	499	522	528	536

Income from companies accounted for by the equity method	1	1	2	2	2	2	2	2
Net fees	94	96	102	100	115	144	143	136
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	417	433	456	470	616	668	673	674

Gains (losses) on financial transactions	12	14	8	15	4	7	(2)	(2)

Gross operating income	429	447	464	486	620	675	671	672

Income from non-financial services (net) and other operating income	10	5	7	8	9	6	7	10
Operating expenses	(156)	(164)	(164)	(170)	(189)	(200)	(194)	(219)
General administrative expenses	(142)	(150)	(149)	(151)	(174)	(183)	(177)	(202)
Personnel	(65)	(67)	(70)	(69)	(82)	(81)	(87)	(95)
Other administrative expenses	(77)	(83)	(80)	(82)	(92)	(102)	(90)	(107)
Depreciation and amortisation	(14)	(14)	(15)	(19)	(16)	(16)	(18)	(18)

Net operating income	283	287	307	324	440	481	483	463

Net loan loss provisions	(94)	(92)	(100)	(111)	(200)	(209)	(217)	(216)
Other income	(4)	25	(2)	(13)	3	2	7	15

Profit before taxes (w/o capital gains)	184	220	205	199	242	274	273	262

Tax on profit	(57)	(64)	(60)	(54)	(72)	(83)	(69)	(91)

Net profit from ordinary activity	127	157	146	145	171	191	204	171

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	127	157	146	145	171	191	204	171

Minority interests	1	2	3	3	5	5	5	3

Attributable profit to the Group (w/o capital gains)	126	155	143	142	166	186	199	168

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	126	155	143	142	166	186	199	168

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	32,457	34,477	35,735	39,461	40,979	42,712	44,179	45,731
Trading portfolio (w/o loans)	51	3	15	10	13	(4)	35	21
Available-for-sale financial assets	42	91	42	48	58	97	67	192
Due from credit institutions*	5,415	5,011	6,135	5,466	6,896	3,349	2,007	2,912
Intangible assets and property and equipment	479	619	621	643	686	801	805	839
Other assets	1,244	1,221	1,303	1,288	1,406	1,239	1,476	1,568

Total assets/liabilities & shareholders’ equity	39,689	41,423	43,851	46,917	50,037	48,195	48,570	51,263

Customer deposits*	13,752	14,197	14,036	13,439	13,456	13,464	13,359	13,883
Marketable debt securities*	6,752	5,961	7,126	10,427	12,727	15,976	15,810	18,080
Subordinated debt	103	160	577	578	576	564	560	557
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions*	16,308	18,286	19,117	19,526	19,696	14,303	14,869	14,493
Other liabilities	1,079	1,501	1,463	1,342	1,087	1,915	1,971	2,170
Shareholders’ equity	1,696	1,318	1,531	1,604	2,494	1,972	2,001	2,079

Other customer funds under management	343	332	358	383	392	408	425	433

Mutual funds	298	287	306	323	333	346	353	360
Pension funds	45	45	52	60	60	62	71	73
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	20,949	20,650	22,098	24,827	27,151	30,412	30,154	32,953

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.41	2.46	2.57	2.57	2.66	2.78	2.81	2.84
NPL coverage	124.43	119.46	113.83	114.10	114.43	113.13	103.72	95.69
Risk-weighted assets	28,405	31,810	31,465	33,713	32,936	31,576	33,143	34,771

Spread loans	4.79	4.58	4.15	3.83	3.69	3.52	3.34	3.22

Portugal
Million euros

			Variation
	2007	2006	Amount		%
Income statement
Net interest income	718	660	58		8.8

Income from companies accounted for by the equity method	—	—	—		—
Net fees	364	366	(2)		(0.7)
Insurance activity	25	18	7		38.6

Commercial revenue	1,107	1,045	63		6.0

Gains (losses) on financial transactions	107	58	49		85.1

Gross operating income	1,214	1,103	112		10.1

Income from non-financial services (net) and other operating income	(8)	(11)	2		(23.1)
Operating expenses	(534)	(522)	(13)		2.4
General administrative expenses	(464)	(458)	(7)		1.4
Personnel	(300)	(294)	(7)		2.2
Other administrative expenses	(164)	(164)	(0)		0.1
Depreciation and amortisation	(70)	(64)	(6)		9.2

Net operating income	672	570	102		17.8

Net loan loss provisions	(21)	(41)	19		(47.7)
Other income	(21)	(7)	(13)		184.6

Profit before taxes (w/o capital gains)	630	522	108		20.6

Tax on profit	(118)	(99)	(20)		20.0

Net profit from ordinary activity	512	424	88		20.8

Net profit from discontinued operations	—	—	—		—

Net consolidated profit (w/o capital gains)	512	424	88		20.8

Minority interests	1	1	0		11.3

Attributable profit to the Group (w/o capital gains)	511	423	88		20.8

Net extraordinary gains and allowances	16	—	16		—

Attributable profit to the Group	527	423	104		24.6

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	30,119	28,366	1,753		6.2
Trading portfolio (w/o loans)	973	820	154		18.7
Available-for-sale financial assets	1,103	719	383		53.3
Due from credit institutions*	4,397	9,330	(4,933)		(52.9)
Intangible assets and property and equipment	484	437	48		10.9
Other assets	4,923	4,632	291		6.3

Total assets/liabilities & shareholders’ equity	42,001	44,304	(2,304)		(5.2)

Customer deposits*	12,225	12,122	103		0.9
Marketable debt securities*	10,242	8,720	1,523		17.5
Subordinated debt	352	370	(18)		(4.9)
Insurance liabilities	4,077	3,759	319		8.5
Due to credit institutions*	11,813	16,028	(4,215)		(26.3)
Other liabilities	1,814	1,749	65		3.7
Shareholders’ equity	1,477	1,558	(80)		(5.2)

Other customer funds under management	10,947	11,354	(407)		(3.6)

Mutual funds	5,698	6,040	(342)		(5.7)
Pension funds	1,488	1,448	40		2.8
Managed portfolios	288	376	(88)		(23.5)
Savings-insurance policies	3,473	3,490	(17)		(0.5)

Customer funds under management	33,766	32,565	1,201		3.7

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.55	24.07	4.48	p.
Efficiency ratio	44.00	47.33	(3.33	p.)
NPL ratio	1.25	0.53	0.72	p.
NPL coverage	117.39	305.06	(187.67	p.)
Number of employees (direct & indirect)	6,405	6,114	291		4.8
Number of branches	763	727	36		5.0

Portugal
Million euros

	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q4 07
Income statement
Net interest income	163	172	167	158	174	186	179	179

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	94	96	91	85	96	90	89	89
Insurance activity	5	4	5	4	7	7	6	6

Commercial revenue	262	273	263	247	277	283	274	274

Gains (losses) on financial transactions	13	3	7	34	31	28	24	24

Gross operating income	276	276	270	281	308	311	298	298

Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)	(2)	(2)	(2)
Operating expenses	(123)	(126)	(127)	(146)	(132)	(132)	(131)	(138)
General administrative expenses	(108)	(110)	(111)	(129)	(116)	(115)	(114)	(120)
Personnel	(70)	(72)	(72)	(79)	(74)	(74)	(75)	(77)
Other administrative expenses	(37)	(38)	(39)	(50)	(42)	(41)	(39)	(43)
Depreciation and amortisation	(15)	(16)	(16)	(17)	(17)	(17)	(18)	(19)

Net operating income	150	148	140	133	174	177	164	157

Net loan loss provisions	3	(22)	(19)	(3)	6	(18)	1	(11)
Other income	(5)	(2)	10	(10)	(11)	(9)	(6)	5

Profit before taxes (w/o capital gains)	148	124	131	119	169	150	160	152

Tax on profit	(34)	(22)	(20)	(23)	(37)	(22)	(29)	(31)

Net profit from ordinary activity	115	102	111	96	132	128	131	121

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	115	102	111	96	132	128	131	121

Minority interests	0	0	0	0	0	0	0	0

Attributable profit to the Group (w/o capital gains)	114	102	111	96	132	127	131	120

Net extraordinary gains and allowances	—	—	—	—	—	16	—	—

Attributable profit to the Group	114	102	111	96	132	144	131	120

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	25,505	27,768	27,471	28,366	27,942	28,776	29,341	30,119
Trading portfolio (w/o loans)	883	1,157	1,083	820	934	1,032	930	973
Available-for-sale financial assets	2,292	837	814	719	1,003	868	965	1,103
Due from credit institutions*	10,952	11,425	11,065	9,330	8,809	7,130	5,711	4,397
Intangible assets and property and equipment	439	445	442	437	431	458	457	484
Other assets	3,750	4,586	4,493	4,632	5,391	5,183	5,141	4,923

Total assets/liabilities & shareholders’ equity	43,820	46,218	45,368	44,304	44,509	43,447	42,546	42,001

Customer deposits*	11,669	11,839	11,568	12,122	11,380	11,785	12,239	12,225
Marketable debt securities*	3,372	5,825	9,316	8,720	11,371	11,209	10,576	10,242
Subordinated debt	532	424	420	370	368	367	353	352
Insurance liabilities	3,213	3,475	3,670	3,759	4,074	4,205	4,237	4,077
Due to credit institutions*	20,675	20,931	16,335	16,028	13,358	12,354	11,599	11,813
Other liabilities	2,256	2,137	2,404	1,749	1,696	1,765	1,841	1,814
Shareholders’ equity	2,104	1,587	1,656	1,558	2,261	1,763	1,701	1,477

Other customer funds under management	10,263	10,891	11,155	11,354	11,773	11,980	11,614	10,947

Mutual funds	5,922	5,940	6,006	6,040	6,160	6,333	6,039	5,698
Pension funds	1,032	1,373	1,380	1,448	1,453	1,472	1,450	1,488
Managed portfolios	355	364	370	376	355	312	297	288
Savings-insurance policies	2,953	3,214	3,399	3,490	3,806	3,862	3,827	3,473

Customer funds under management	25,836	28,978	32,458	32,565	34,892	35,340	34,782	33,766

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio**	1.57	1.34	1.38	1.25	1.16	1.27	1.30	1.25
NPL coverage**	117.28	126.90	127.76	129.67	127.55	120.53	118.53	117.39
Risk-weighted assets	22,891	23,022	22,959	22,057	21,689	22,256	22,670	24,397

Spread (Retail Banking)	2.85	2.84	2.80	2.79	2.73	2.73	2.69	2.70

Spread loans	1.66	1.63	1.56	1.53	1.46	1.43	1.35	1.37
Spread deposits	1.19	1.21	1.24	1.26	1.27	1.30	1.34	1.33

(**)	2006 data were drawn up on the basis of 2007 information

United Kingdom (Abbey)
Million euros

			Variation
	2007	2006	Amount		%
Income statement
Net interest income	2,335	2,108	227		10.8

Income from companies accounted for by the equity method	2	3	(1)		(32.4)
Net fees	1,007	1,026	(18)		(1.8)
Insurance activity	0	0	0		—

Commercial revenue	3,345	3,137	208		6.6

Gains (losses) on financial transactions	436	423	12		2.9

Gross operating income	3,780	3,560	220		6.2

Income from non-financial services (net) and other operating income	51	42	9		20.6
Operating expenses	(1,918)	(1,983)	64		(3.2)
General administrative expenses	(1,816)	(1,877)	61		(3.2)
Personnel	(1,037)	(1,062)	25		(2.4)
Other administrative expenses	(780)	(816)	36		(4.4)
Depreciation and amortisation	(102)	(105)	3		(3.0)

Net operating income	1,913	1,620	293		18.1

Net loan loss provisions	(312)	(387)	75		(19.3)
Other income	22	(0)	23		—

Profit before taxes (w/o capital gains)	1,622	1,232	390		31.7

Tax on profit	(421)	(343)	(78)		22.9

Net profit from ordinary activity	1,201	889	312		35.1

Net profit from discontinued operations	—	114	(114)		(100.0)

Net consolidated profit (w/o capital gains)	1,201	1,003	198		19.8

Minority interests	—	—	—		—

Attributable profit to the Group (w/o capital gains)	1,201	1,003	198		19.8

Net extraordinary gains and allowances	—	—	—		—

Attributable profit to the Group	1,201	1,003	198		19.8

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	184,086	190,512	(6,426)		(3.4)
Trading portfolio (w/o loans)	53,782	61,507	(7,725)		(12.6)
Available-for-sale financial assets	44	23	21		87.9
Due from credit institutions*	19,810	18,185	1,625		8.9
Intangible assets and property and equipment	4,685	5,059	(373)		(7.4)
Other assets	9,458	8,691	767		8.8

Total assets/liabilities & shareholders’ equity	271,865	283,977	(12,112)		(4.3)

Customer deposits*	122,514	115,194	7,321		6.4
Marketable debt securities*	76,056	72,857	3,199		4.4
Subordinated debt	7,876	9,430	(1,554)		(16.5)
Insurance liabilities	6	71	(65)		(91.6)
Due to credit institutions*	38,688	51,020	(12,332)		(24.2)
Other liabilities	23,549	32,076	(8,527)		(26.6)
Shareholders’ equity	3,177	3,328	(152)		(4.6)

Other customer funds under management	10,225	8,307	1,918		23.1

Mutual funds	10,225	8,307	1,918		23.1
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	216,672	205,788	10,883		5.3

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	32.26	32.79	(0.53	p.)
Efficiency ratio	50.08	55.10	(5.02	p.)
NPL ratio	0.60	0.60	—
NPL coverage	65.84	85.88	(20.04	p.)
Number of employees (direct & indirect)	16,827	17,146	(319)		(1.9)
Number of branches	704	712	(8)		(1.1)

United Kingdom (Abbey)
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	509	524	534	541	572	580	594	589

Income from companies accounted for by the equity method	1	1	1	0	0	0	0	2
Net fees	252	255	260	258	251	261	248	247
Insurance activity	(0)	(0)	0	0	0	(0)	(0)	(0)

Commercial revenue	763	780	794	799	823	841	843	837

Gains (losses) on financial transactions	109	74	117	123	131	100	105	99

Gross operating income	872	854	912	922	955	941	948	937

Income from non-financial services (net) and other operating income	16	14	11	1	14	14	14	8
Operating expenses	(503)	(483)	(496)	(501)	(492)	(477)	(477)	(472)
General administrative expenses	(476)	(455)	(473)	(473)	(467)	(452)	(452)	(445)
Personnel	(272)	(263)	(264)	(263)	(261)	(258)	(263)	(254)
Other administrative expenses	(204)	(192)	(209)	(210)	(206)	(194)	(189)	(191)
Depreciation and amortisation	(27)	(27)	(23)	(28)	(25)	(25)	(25)	(27)

Net operating income	384	386	427	423	476	478	485	473

Net loan loss provisions	(88)	(115)	(103)	(80)	(81)	(80)	(80)	(71)
Other income	(1)	(1)	1	(0)	5	5	5	7

Profit before taxes (w/o capital gains)	295	270	325	343	400	403	409	409

Tax on profit	(82)	(80)	(97)	(83)	(100)	(101)	(105)	(114)

Net profit from ordinary activity	213	189	227	260	300	302	305	295

Net profit from discontinued operations	31	58	24	0	—	—	—	—

Net consolidated profit (w/o capital gains)	244	247	251	260	300	302	305	295

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	244	247	251	260	300	302	305	295

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	244	247	251	260	300	302	305	295

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	173,841	182,597	183,818	190,512	192,666	197,474	188,752	184,086
Trading portfolio (w/o loans)	61,735	62,873	59,899	61,507	59,273	63,104	61,313	53,782
Available-for-sale financial assets	20	20	22	23	23	24	48	44
Due from credit institutions*	16,575	12,586	17,987	18,185	22,244	25,949	20,283	19,810
Intangible assets and property and equipment	5,044	4,999	5,039	5,059	4,945	4,974	4,893	4,685
Other assets	42,529	46,303	9,839	8,691	7,551	8,663	9,046	9,458

Total assets/liabilities & shareholders’ equity	299,744	309,378	276,604	283,977	286,702	300,188	284,335	271,865

Customer deposits*	109,039	110,225	114,948	115,194	112,292	115,803	124,028	122,514
Marketable debt securities*	61,049	64,696	69,176	72,857	82,528	85,733	78,477	76,056
Subordinated debt	11,045	10,640	10,458	9,430	9,216	8,435	7,995	7,876
Insurance liabilities	35,912	33,528	71	71	11	11	11	6
Due to credit institutions*	43,371	55,599	45,513	51,020	44,871	51,390	44,037	38,688
Other liabilities	36,240	32,057	33,198	32,076	33,839	35,179	25,994	23,549
Shareholders’ equity	3,088	2,633	3,241	3,328	3,946	3,637	3,794	3,177

Other customer funds under management	16,112	17,146	6,276	8,307	13,640	12,980	10,923	10,225

Mutual funds	5,904	6,638	6,276	8,307	13,640	12,980	10,923	10,225
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	10,209	10,508	—	—	—	—	—	—

Customer funds under management	197,245	202,707	200,857	205,788	217,675	222,951	221,423	216,672

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.64	0.63	0.64	0.60	0.55	0.55	0.58	0.60
NPL coverage	79.32	81.98	84.18	85.88	81.38	78.40	74.08	65.84
Risk-weighted assets	105,323	100,523	96,344	97,277	90,473	89,774	94,265	90,186

Spread (Retail Banking)	1.81	1.84	1.84	1.89	1.97	2.01	2.01	1.98

Spread loans	0.72	0.73	0.70	0.69	0.69	0.69	0.65	0.61
Spread deposits	1.09	1.11	1.14	1.20	1.28	1.32	1.36	1.37

United Kingdom (Abbey)
Million pound sterling

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	1,597	1,437	160	11.1

Income from companies accounted for by the equity method	1	2	(1)	(32.2)
Net fees	689	699	(10)	(1.5)
Insurance activity	0	0	0	—

Commercial revenue	2,288	2,139	149	7.0

Gains (losses) on financial transactions	298	289	9	3.2

Gross operating income	2,585	2,427	158	6.5

Income from non-financial services (net) and other operating income	35	29	6	21.0
Operating expenses	(1,312)	(1,352)	40	(2.9)
General administrative expenses	(1,242)	(1,280)	38	(2.9)
Personnel	(709)	(724)	15	(2.1)
Other administrative expenses	(533)	(556)	23	(4.1)
Depreciation and amortisation	(70)	(72)	2	(2.7)

Net operating income	1,308	1,104	204	18.5

Net loan loss provisions	(214)	(264)	50	(19.1)
Other income	15	(0)	15	—

Profit before taxes (w/o capital gains)	1,110	840	270	32.1

Tax on profit	(288)	(234)	(54)	23.3

Net profit from ordinary activity	822	606	215	35.5

Net profit from discontinued operations	—	77	(77)	(100.0)

Net consolidated profit (w/o capital gains)	822	684	138	20.2

Minority interests	—	—	—	—

Attributable profit to the Group (w/o capital gains)	822	684	138	20.2

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	822	684	138	20.2

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Customer loans*	134,999	127,929	7,071	5.5
Trading portfolio (w/o loans)	39,441	41,302	(1,861)	(4.5)
Available-for-sale financial assets	32	16	17	105.2
Due from credit institutions*	14,528	12,211	2,317	19.0
Intangible assets and property and equipment	3,436	3,397	39	1.2
Other assets	6,936	5,836	1,100	18.8

Total assets/liabilities & shareholders’ equity	199,372	190,690	8,682	4.6

Customer deposits*	89,846	77,353	12,493	16.2
Marketable debt securities*	55,775	48,924	6,852	14.0
Subordinated debt	5,776	6,332	(556)	(8.8)
Insurance liabilities	4	48	(44)	(90.9)
Due to credit institutions*	28,371	34,260	(5,888)	(17.2)
Other liabilities	17,269	21,539	(4,270)	(19.8)
Shareholders’ equity	2,330	2,235	95	4.2

Other customer funds under management	7,499	5,578	1,920	34.4

Mutual funds	7,499	5,578	1,920	34.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	158,896	138,187	20,709	15.0

(*)	Includes all stock of concept classified in the balance sheet

United Kingdom (Abbey)
Million pound sterling

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	349	360	363	364	383	394	404	416

Income from companies accounted for by the equity method	1	1	0	0	0	0	0	1
Net fees	173	176	177	174	169	177	169	175
Insurance activity	(0)	(0)	0	0	0	0	(0)	0

Commercial revenue	523	537	540	538	552	571	573	592

Gains (losses) on financial transactions	75	51	80	83	88	68	72	70

Gross operating income	598	588	620	621	640	639	644	662

Income from non-financial services (net) and other operating income	11	10	7	1	9	10	10	6
Operating expenses	(345)	(332)	(337)	(337)	(330)	(324)	(324)	(334)
General administrative expenses	(327)	(313)	(322)	(318)	(313)	(307)	(307)	(315)
Personnel	(187)	(181)	(179)	(177)	(175)	(175)	(179)	(180)
Other administrative expenses	(140)	(132)	(142)	(141)	(138)	(131)	(129)	(135)
Depreciation and amortisation	(18)	(19)	(16)	(19)	(17)	(17)	(17)	(19)

Net operating income	264	265	290	285	319	325	330	334

Net loan loss provisions	(61)	(79)	(70)	(54)	(55)	(54)	(54)	(50)
Other income	(0)	(1)	1	(0)	3	3	3	5

Profit before taxes (w/o capital gains)	203	186	221	231	268	274	278	289

Tax on profit	(56)	(55)	(66)	(56)	(67)	(69)	(71)	(80)

Net profit from ordinary activity	146	130	155	175	201	205	207	209

Net profit from discontinued operations	21	40	16	0	—	—	—	—

Net consolidated profit (w/o capital gains)	167	170	171	175	201	205	207	209

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group (w/o capital gains)	167	170	171	175	201	205	207	209

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	167	170	171	175	201	205	207	209

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	121,063	126,375	124,573	127,929	130,975	133,097	131,522	134,999
Trading portfolio (w/o loans)	42,992	43,515	40,594	41,302	40,294	42,532	42,723	39,441
Available-for-sale financial assets	14	14	15	16	16	16	34	32
Due from credit institutions*	11,543	8,711	12,190	12,211	15,121	17,490	14,133	14,528
Intangible assets and property and equipment	3,513	3,460	3,415	3,397	3,362	3,352	3,410	3,436
Other assets	29,617	32,046	6,668	5,836	5,133	5,839	6,303	6,936

Total assets/liabilities & shareholders’ equity	208,742	214,121	187,455	190,690	194,900	202,327	198,125	199,372

Customer deposits*	75,935	76,287	77,900	77,353	76,336	78,051	86,423	89,846
Marketable debt securities*	42,514	44,776	46,880	48,924	56,103	57,784	54,683	55,775
Subordinated debt	7,691	7,364	7,087	6,332	6,265	5,685	5,571	5,776
Insurance liabilities	25,009	23,205	48	48	7	7	8	4
Due to credit institutions*	30,203	38,480	30,844	34,260	30,503	34,637	30,685	28,371
Other liabilities	25,238	22,186	22,499	21,539	23,004	23,711	18,112	17,269
Shareholders’ equity	2,151	1,823	2,196	2,235	2,682	2,451	2,644	2,330

Other customer funds under management	11,221	11,866	4,253	5,578	9,272	8,749	7,611	7,499

Mutual funds	4,111	4,594	4,253	5,578	9,272	8,749	7,611	7,499
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	7,109	7,273	—	—	—	—	—	—

Customer funds under management	137,361	140,294	136,121	138,187	147,976	150,269	154,288	158,896

(*)	Includes all stock of concept classified in the balance sheet

Latin America
Million euros

			Variation
	2007	2006	Amount		%
Income statement
Net interest income	6,654	5,272	1,381		26.2

Income from companies accounted for by the equity method	4	7	(3)		(45.7)
Net fees	2,866	2,357	509		21.6
Insurance activity	171	120	51		42.6

Commercial revenue	9,694	7,757	1,938		25.0

Gains (losses) on financial transactions	691	604	88		14.5

Gross operating income	10,386	8,360	2,025		24.2

Income from non-financial services (net) and other operating income	(141)	(119)	(22)		18.2
Operating expenses	(4,437)	(4,005)	(431)		10.8
General administrative expenses	(4,089)	(3,700)	(388)		10.5
Personnel	(2,222)	(1,975)	(247)		12.5
Other administrative expenses	(1,867)	(1,725)	(142)		8.2
Depreciation and amortisation	(348)	(305)	(43)		14.1

Net operating income	5,808	4,236	1,572		37.1

Net loan loss provisions	(1,619)	(859)	(760)		88.4
Other income	(408)	(256)	(152)		59.4

Profit before taxes (w/o capital gains)	3,781	3,120	660		21.2

Tax on profit	(822)	(669)	(153)		22.9

Net profit from ordinary activity	2,958	2,451	507		20.7

Net profit from discontinued operations	112	124	(12)		(9.7)

Net consolidated profit (w/o capital gains)	3,071	2,575	495		19.2

Minority interests	404	289	116		40.1

Attributable profit to the Group (w/o capital gains)	2,666	2,287	379		16.6

Net extraordinary gains and allowances	—	—	—		—

Attributable profit to the Group	2,666	2,287	379		16.6

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	68,854	60,172	8,681		14.4
Trading portfolio (w/o loans)	22,846	27,846	(5,000)		(18.0)
Available-for-sale financial assets	12,628	17,943	(5,315)		(29.6)
Due from credit institutions*	11,146	20,310	(9,165)		(45.1)
Intangible assets and property and equipment	1,805	1,695	110		6.5
Other assets	24,707	16,842	7,865		46.7

Total assets/liabilities & shareholders’ equity	141,985	144,809	(2,823)		(1.9)

Customer deposits*	82,054	75,301	6,752		9.0
Marketable debt securities*	5,039	5,258	(220)		(4.2)
Subordinated debt	2,540	2,383	157		6.6
Insurance liabilities	2,121	2,086	35		1.7
Due to credit institutions*	19,017	32,403	(13,386)		(41.3)
Other liabilities	22,626	19,529	3,097		15.9
Shareholders’ equity	8,588	7,847	741		9.4

Other customer funds under management	48,048	56,352	(8,303)		(14.7)

Mutual funds	36,041	27,965	8,076		28.9
Pension funds	—	18,052	(18,052)		(100.0)
Managed portfolios	11,949	10,334	1,615		15.6
Savings-insurance policies	58	—	58		—

Customer funds under management	137,682	139,295	(1,613)		(1.2)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	29.10	26.57	2.53	p.
Efficiency ratio	41.83	47.02	(5.19	p.)
NPL ratio	1.87	1.38	0.49	p.
NPL coverage	134.41	167.29	(32.88	p.)
Number of employees (direct & indirect)	65,628	60,871	4,757		7.8
Number of branches	4,498	4,368	130		3.0

Latin America
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,223	1,288	1,364	1,398	1,470	1,598	1,773	1,813

Income from companies accounted for by the equity method	2	2	1	2	1	(0)	1	2
Net fees	578	569	574	637	656	688	744	778
Insurance activity	23	34	30	33	42	50	44	36

Commercial revenue	1,826	1,893	1,968	2,069	2,169	2,336	2,561	2,628

Gains (losses) on financial transactions	186	107	171	139	200	231	96	165

Gross operating income	2,011	2,001	2,140	2,208	2,369	2,566	2,657	2,793

Income from non-financial services (net) and other operating income	(24)	(26)	(21)	(48)	(36)	(37)	(48)	(19)
Operating expenses	(962)	(957)	(1,009)	(1,078)	(1,018)	(1,057)	(1,128)	(1,234)
General administrative expenses	(887)	(881)	(939)	(993)	(939)	(972)	(1,030)	(1,148)
Personnel	(480)	(481)	(493)	(521)	(502)	(529)	(560)	(630)
Other administrative expenses	(407)	(400)	(446)	(472)	(437)	(443)	(470)	(517)
Depreciation and amortisation	(74)	(76)	(70)	(84)	(79)	(85)	(98)	(86)

Net operating income	1,025	1,018	1,109	1,083	1,315	1,472	1,481	1,540

Net loan loss provisions	(184)	(204)	(171)	(299)	(327)	(377)	(447)	(469)
Other income	(5)	(122)	(75)	(54)	(3)	(157)	(93)	(156)

Profit before taxes (w/o capital gains)	836	692	863	730	985	939	940	916

Tax on profit	(184)	(117)	(171)	(197)	(242)	(184)	(176)	(220)

Net profit from ordinary activity	651	575	692	532	743	755	765	696

Net profit from discontinued operations	43	27	25	30	30	33	36	13

Net consolidated profit (w/o capital gains)	694	602	717	563	773	788	801	709

Minority interests	76	73	64	75	92	109	116	87

Attributable profit to the Group (w/o capital gains)	618	529	652	487	681	679	685	622

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	618	529	652	487	681	679	685	622

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	53,530	53,256	56,398	60,172	59,399	63,689	64,346	68,854
Trading portfolio (w/o loans)	25,209	24,682	24,641	27,846	24,183	26,126	26,819	22,846
Available-for-sale financial assets	16,087	16,523	17,064	17,943	13,638	14,367	11,554	12,628
Due from credit institutions*	27,421	24,787	22,207	20,310	23,420	17,541	13,738	11,146
Intangible assets and property and equipment	1,364	1,280	1,517	1,695	1,689	1,946	2,042	1,805
Other assets	18,844	15,196	16,541	16,842	20,865	24,733	23,798	24,707

Total assets/liabilities & shareholders’ equity	142,455	135,725	138,368	144,809	143,194	148,402	142,297	141,985

Customer deposits*	66,929	65,681	72,550	75,301	75,488	78,971	76,825	82,054
Marketable debt securities*	6,337	6,264	5,895	5,258	4,367	4,744	4,216	5,039
Subordinated debt	1,077	1,565	1,906	2,383	2,450	2,503	2,451	2,540
Insurance liabilities	1,837	1,825	1,932	2,086	2,259	2,418	2,423	2,121
Due to credit institutions*	42,047	37,397	30,106	32,403	31,116	28,563	23,116	19,017
Other liabilities	14,751	14,778	17,626	19,529	18,720	21,568	24,316	22,626
Shareholders’ equity	9,479	8,215	8,353	7,847	8,795	9,636	8,950	8,588

Other customer funds under management	53,014	50,837	52,989	56,352	62,230	68,106	67,760	48,048

Mutual funds	24,885	24,363	26,567	27,965	32,494	35,526	36,103	36,041
Pension funds	19,110	17,449	16,861	18,052	18,564	20,039	19,141	—
Managed portfolios	9,018	9,025	9,560	10,334	11,172	12,035	12,049	11,949
Savings-insurance policies	—	—	—	—	—	506	468	58

Customer funds under management	127,356	124,348	133,340	139,295	144,534	154,323	151,252	137,682

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	1.71	1.77	1.65	1.38	1.50	1.61	1.77	1.87
NPL coverage	183.37	167.53	166.55	167.29	160.00	150.57	139.16	134.41
Risk-weighted assets	64,257	61,044	64,565	70,241	72,831	74,882	74,795	76,960

Latin America
Million dollars

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	9,104	6,609	2,495	37.7

Income from companies accounted for by the equity method	5	9	(4)	(40.7)
Net fees	3,921	2,954	967	32.7
Insurance activity	234	150	84	55.7

Commercial revenue	13,265	9,723	3,542	36.4

Gains (losses) on financial transactions	946	757	189	25.0

Gross operating income	14,210	10,480	3,731	35.6

Income from non-financial services (net) and other operating income	(193)	(149)	(43)	29.0
Operating expenses	(6,071)	(5,021)	(1,050)	20.9
General administrative expenses	(5,594)	(4,638)	(956)	20.6
Personnel	(3,040)	(2,476)	(564)	22.8
Other administrative expenses	(2,554)	(2,163)	(392)	18.1
Depreciation and amortisation	(476)	(382)	(94)	24.6

Net operating income	7,947	5,309	2,637	49.7

Net loan loss provisions	(2,216)	(1,077)	(1,138)	105.7
Other income	(558)	(321)	(238)	74.0

Profit before taxes (w/o capital gains)	5,173	3,911	1,262	32.3

Tax on profit	(1,125)	(839)	(286)	34.1

Net profit from ordinary activity	4,048	3,072	975	31.7

Net profit from discontinued operations	154	156	(2)	(1.5)

Net consolidated profit (w/o capital gains)	4,201	3,228	973	30.1

Minority interests	553	362	191	52.9

Attributable profit to the Group (w/o capital gains)	3,648	2,866	782	27.3

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	3,648	2,866	782	27.3

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Customer loans*	101,359	79,247	22,112	27.9
Trading portfolio (w/o loans)	33,632	36,673	(3,041)	(8.3)
Available-for-sale financial assets	18,590	23,631	(5,041)	(21.3)
Due from credit institutions*	16,407	26,749	(10,341)	(38.7)
Intangible assets and property and equipment	2,657	2,233	425	19.0
Other assets	36,371	22,181	14,190	64.0

Total assets/liabilities & shareholders’ equity	209,016	190,713	18,304	9.6

Customer deposits*	120,792	99,172	21,620	21.8
Marketable debt securities*	7,418	6,925	492	7.1
Subordinated debt	3,740	3,139	601	19.1
Insurance liabilities	3,122	2,747	375	13.6
Due to credit institutions*	27,996	42,675	(14,680)	(34.4)
Other liabilities	33,307	25,720	7,587	29.5
Shareholders’ equity	12,642	10,334	2,308	22.3

Other customer funds under management	70,732	74,215	(3,483)	(4.7)

Mutual funds	53,056	36,830	16,226	44.1
Pension funds	—	23,774	(23,774)	(100.0)
Managed portfolios	17,591	13,610	3,981	29.2
Savings-insurance policies	85	—	85	—

Customer funds under management	202,681	183,451	19,230	10.5

(*)	Includes all stock of concept classified in the balance sheet

Latin America
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,470	1,614	1,733	1,792	1,926	2,151	2,428	2,599

Income from companies accounted for by the equity method	3	3	1	2	2	(0)	1	3
Net fees	694	714	730	816	860	927	1,019	1,116
Insurance activity	27	43	38	42	55	67	60	52

Commercial revenue	2,194	2,374	2,502	2,653	2,843	3,144	3,508	3,770

Gains (losses) on financial transactions	223	137	217	179	262	310	135	239

Gross operating income	2,418	2,511	2,719	2,832	3,105	3,454	3,643	4,008

Income from non-financial services (net) and other operating income	(29)	(32)	(27)	(61)	(47)	(50)	(66)	(29)
Operating expenses	(1,156)	(1,201)	(1,283)	(1,381)	(1,335)	(1,423)	(1,546)	(1,766)
General administrative expenses	(1,067)	(1,105)	(1,193)	(1,273)	(1,231)	(1,308)	(1,412)	(1,643)
Personnel	(577)	(604)	(627)	(668)	(658)	(712)	(768)	(902)
Other administrative expenses	(489)	(502)	(567)	(605)	(573)	(596)	(644)	(741)
Depreciation and amortisation	(89)	(95)	(90)	(108)	(104)	(115)	(134)	(124)

Net operating income	1,232	1,278	1,409	1,390	1,723	1,981	2,031	2,212

Net loan loss provisions	(222)	(256)	(219)	(381)	(428)	(507)	(611)	(669)
Other income	(7)	(150)	(95)	(70)	(3)	(208)	(127)	(219)

Profit before taxes (w/o capital gains)	1,004	872	1,095	940	1,291	1,265	1,292	1,324

Tax on profit	(222)	(148)	(217)	(252)	(317)	(249)	(243)	(316)

Net profit from ordinary activity	783	724	879	687	974	1,017	1,050	1,007

Net profit from discontinued operations	52	34	32	39	39	45	50	21

Net consolidated profit (w/o capital gains)	834	758	910	726	1,013	1,061	1,099	1,028

Minority interests	91	92	82	97	120	147	159	127

Attributable profit to the Group (w/o capital gains)	743	666	828	629	892	914	940	901

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	743	666	828	629	892	914	940	901

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	64,792	67,705	71,399	79,247	79,107	86,012	91,236	101,359
Trading portfolio (w/o loans)	30,513	31,378	31,196	36,673	32,207	35,283	38,027	33,632
Available-for-sale financial assets	19,472	21,006	21,603	23,631	18,163	19,402	16,383	18,590
Due from credit institutions*	33,190	31,512	28,115	26,749	31,191	23,689	19,479	16,407
Intangible assets and property and equipment	1,651	1,627	1,921	2,233	2,250	2,628	2,895	2,657
Other assets	22,809	19,319	20,941	22,181	27,788	33,402	33,743	36,371

Total assets/liabilities & shareholders’ equity	172,428	172,548	175,175	190,713	190,706	200,417	201,763	209,016

Customer deposits*	81,010	83,501	91,849	99,172	100,535	106,650	108,930	120,792
Marketable debt securities*	7,671	7,964	7,462	6,925	5,816	6,407	5,978	7,418
Subordinated debt	1,303	1,989	2,414	3,139	3,263	3,380	3,475	3,740
Insurance liabilities	2,223	2,321	2,446	2,747	3,008	3,265	3,436	3,122
Due to credit institutions*	50,893	47,543	38,114	42,675	41,440	38,575	32,776	27,996
Other liabilities	17,854	18,787	22,315	25,720	24,931	29,127	34,477	33,307
Shareholders’ equity	11,473	10,443	10,575	10,334	11,714	13,013	12,691	12,642

Other customer funds under management	64,168	64,630	67,084	74,215	82,877	91,977	96,077	70,732

Mutual funds	30,121	30,973	33,634	36,830	43,275	47,978	51,190	53,056
Pension funds	23,131	22,183	21,346	23,774	24,724	27,063	27,140	—
Managed portfolios	10,916	11,474	12,103	13,610	14,878	16,253	17,084	17,591
Savings-insurance policies	—	—	—	—	—	684	663	85

Customer funds under management	154,152	158,083	168,808	183,451	192,491	208,413	214,460	202,681

(*)	Includes all stock of concept classified in the balance sheet

Latin America. Results
Million euros

	Gross operating income		Net operating income		Attributable profit to the Group
	2007	Var. (%)	2007	Var. (%)	2007	Var. (%)

Brazil	4,385	30.5	2,533	46.7	905	20.5
Mexico	2,488	21.8	1,506	41.3	654	23.8
Chile	1,506	12.8	894	16.3	543	11.0
Puerto Rico	313	0.6	115	10.6	1	(97.4)
Venezuela	724	50.4	379	57.6	179	22.6
Colombia	107	51.6	30	248.0	15	(36.8)
Argentina	459	11.2	204	7.5	188	27.1
Rest	79	(0.7)	(42)	46.9	18	(48.2)

Subtotal	10,060	24.3	5,619	37.9	2,503	16.6

Santander Private Banking	326	20.8	189	18.1	163	17.1

Total	10,386	24.2	5,808	37.1	2,666	16.6

Latin America. Results
Million dollars

	Gross operating income		Net operating income		Attributable profit to the Group
	2007	Var. (%)	2007	Var. (%)	2007	Var. (%)

Brazil	6,001	42.5	3,466	60.1	1,239	31.6
Mexico	3,404	33.0	2,060	54.2	894	35.2
Chile	2,060	23.1	1,223	26.9	743	21.1
Puerto Rico	428	9.8	158	20.7	1	(97.2)
Venezuela	990	64.1	519	72.0	245	33.8
Colombia	146	65.5	41	279.8	21	(31.0)
Argentina	628	21.4	279	17.4	257	38.7
Rest	108	8.4	(58)	60.4	25	(43.4)

Subtotal	13,764	35.7	7,689	50.5	3,425	27.2

Santander Private Banking	446	31.9	258	28.9	223	27.9

Total	14,210	35.6	7,947	49.7	3,648	27.3

Brazil
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	2,439	1,861	578	31.1

Income from companies accounted for by the equity method	1	1	(0)	(22.0)
Net fees	1,249	1,002	247	24.6
Insurance activity	72	57	15	25.9

Commercial revenue	3,761	2,922	839	28.7

Gains (losses) on financial transactions	624	438	187	42.7

Gross operating income	4,385	3,359	1,026	30.5

Income from non-financial services (net) and other operating income	(33)	(6)	(27)	422.1
Operating expenses	(1,819)	(1,626)	(193)	11.8
General administrative expenses	(1,680)	(1,511)	(169)	11.2
Personnel	(878)	(785)	(93)	11.9
Other administrative expenses	(802)	(726)	(76)	10.4
Depreciation and amortisation	(139)	(115)	(23)	20.3

Net operating income	2,533	1,727	806	46.7

Net loan loss provisions	(792)	(440)	(352)	80.0
Other income	(349)	(213)	(136)	64.1

Profit before taxes (w/o capital gains)	1,393	1,074	318	29.6

Tax on profit	(473)	(313)	(161)	51.4

Net profit from ordinary activity	919	762	158	20.7

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	919	762	158	20.7

Minority interests	14	11	3	31.2

Attributable profit to the Group (w/o capital gains)	905	751	154	20.5

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	905	751	154	20.5

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	19,998	13,990	6,008		42.9
Trading portfolio (w/o loans)	5,903	8,933	(3,030)		(33.9)
Available-for-sale financial assets	3,685	6,356	(2,670)		(42.0)
Due from credit institutions*	2,062	2,619	(557)		(21.3)
Intangible assets and property and equipment	628	650	(21)		(3.3)
Other assets	14,045	7,273	6,771		93.1

Total assets/liabilities & shareholders’ equity	46,321	39,821	6,500		16.3

Customer deposits*	21,484	17,282	4,202		24.3
Marketable debt securities*	1,079	817	263		32.2
Subordinated debt	1,622	1,430	192		13.4
Insurance liabilities	1,930	1,407	523		37.2
Due to credit institutions*	7,849	8,542	(693)		(8.1)
Other liabilities	9,556	7,915	1,641		20.7
Shareholders’ equity	2,801	2,428	373		15.4

Other customer funds under management	21,588	14,674	6,913		47.1

Mutual funds	20,618	13,988	6,630		47.4
Pension funds	—	—	—		—
Managed portfolios	917	686	231		33.7
Savings-insurance policies	53	—	53		—

Customer funds under management	45,772	34,203	11,569		33.8

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.45	28.42	0.03	p.
Efficiency ratio	39.58	46.42	(6.84	p.)
NPL ratio	2.74	2.38	0.36	p.
NPL coverage	101.46	102.78	(1.32	p.)
Number of employees (direct & indirect)	21,923	21,681	242		1.1
Number of branches	2,104	2,026	78		3.8

Brazil
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	467	450	453	491	525	577	654	683

Income from companies accounted for by the equity method	1	0	(0)	0	0	0	0	0
Net fees	239	232	238	292	281	300	323	345
Insurance activity	8	16	14	19	21	25	19	7

Commercial revenue	715	699	705	802	828	902	996	1,035

Gains (losses) on financial transactions	89	88	161	100	133	199	104	189

Gross operating income	804	788	865	902	961	1,100	1,100	1,224

Income from non-financial services (net) and other operating income	3	5	7	(22)	(2)	(5)	(11)	(15)
Operating expenses	(398)	(396)	(413)	(419)	(413)	(430)	(455)	(521)
General administrative expenses	(369)	(369)	(386)	(387)	(381)	(396)	(418)	(485)
Personnel	(197)	(195)	(195)	(199)	(192)	(203)	(214)	(269)
Other administrative expenses	(173)	(174)	(192)	(188)	(190)	(194)	(204)	(216)
Depreciation and amortisation	(29)	(27)	(27)	(33)	(31)	(34)	(38)	(36)

Net operating income	409	397	460	461	547	665	634	688

Net loan loss provisions	(102)	(117)	(78)	(142)	(174)	(177)	(211)	(229)
Other income	(0)	(69)	(54)	(90)	(20)	(134)	(69)	(126)

Profit before taxes (w/o capital gains)	307	211	327	229	352	354	353	333

Tax on profit	(106)	(52)	(80)	(75)	(124)	(120)	(105)	(124)

Net profit from ordinary activity	201	160	247	154	228	234	248	209

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	201	160	247	154	228	234	248	209

Minority interests	3	2	3	2	4	4	3	3

Attributable profit to the Group (w/o capital gains)	198	157	244	152	225	230	245	206

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	198	157	244	152	225	230	245	206

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	11,211	11,222	11,943	13,990	14,614	15,708	16,219	19,998
Trading portfolio (w/o loans)	8,375	5,756	5,999	8,933	7,055	7,171	8,281	5,903
Available-for-sale financial assets	6,307	5,851	5,131	6,356	2,708	3,427	3,005	3,685
Due from credit institutions*	8,005	7,663	4,223	2,619	2,425	3,316	2,843	2,062
Intangible assets and property and equipment	379	376	565	650	664	803	913	628
Other assets	9,318	6,876	7,276	7,273	10,567	14,970	14,029	14,045

Total assets/liabilities & shareholders’ equity	43,595	37,744	35,137	39,821	38,034	45,396	45,290	46,321

Customer deposits*	11,554	11,244	15,862	17,282	18,288	19,866	20,070	21,484
Marketable debt securities*	939	1,058	861	817	947	928	837	1,079
Subordinated debt	404	936	1,118	1,430	1,510	1,581	1,594	1,622
Insurance liabilities	1,209	1,207	1,275	1,407	1,550	1,667	1,739	1,930
Due to credit institutions*	19,648	13,769	6,314	8,542	5,592	8,294	6,559	7,849
Other liabilities	6,911	6,943	7,165	7,915	7,172	9,626	11,128	9,556
Shareholders’ equity	2,930	2,588	2,543	2,428	2,975	3,433	3,363	2,801

Other customer funds under management	13,070	13,376	14,087	14,674	18,326	20,136	21,673	21,588

Mutual funds	12,456	12,759	13,453	13,988	17,558	19,240	20,762	20,618
Pension funds	—	—	—	—	—	0	0	—
Managed portfolios	614	617	635	686	768	843	858	917
Savings-insurance policies	—	—	—	—	—	52	53	53

Customer funds under management	25,968	26,613	31,928	34,203	39,071	42,511	44,174	45,772

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.76	3.06	2.82	2.38	2.62	2.70	2.79	2.74
NPL coverage	126.24	109.28	106.61	102.78	98.77	101.72	102.15	101.46
Risk-weighted assets	16,811	15,303	16,082	18,200	19,484	21,106	21,996	23,016

Spread (Retail Banking)	20.95	20.48	19.28	18.01	18.24	18.05	17.72	17.73

Spread loans	18.42	18.43	17.38	16.34	16.62	16.63	16.34	16.43
Spread deposits	2.53	2.05	1.90	1.67	1.62	1.42	1.38	1.30

Brazil
Million dollars

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	3,337	2,333	1,004	43.1

Income from companies accounted for by the equity method	2	2	(0)	(14.8)
Net fees	1,709	1,256	453	36.1
Insurance activity	99	72	27	37.4

Commercial revenue	5,146	3,662	1,484	40.5

Gains (losses) on financial transactions	854	549	306	55.7

Gross operating income	6,001	4,211	1,790	42.5

Income from non-financial services (net) and other operating income	(46)	(8)	(38)	469.9
Operating expenses	(2,489)	(2,038)	(450)	22.1
General administrative expenses	(2,299)	(1,894)	(405)	21.4
Personnel	(1,201)	(984)	(218)	22.1
Other administrative expenses	(1,098)	(910)	(187)	20.6
Depreciation and amortisation	(190)	(144)	(45)	31.4

Net operating income	3,466	2,164	1,302	60.1

Net loan loss provisions	(1,083)	(551)	(532)	96.5
Other income	(477)	(266)	(211)	79.1

Profit before taxes (w/o capital gains)	1,905	1,347	559	41.5

Tax on profit	(648)	(392)	(256)	65.2

Net profit from ordinary activity	1,258	955	303	31.7

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	1,258	955	303	31.7

Minority interests	19	13	6	43.2

Attributable profit to the Group (w/o capital gains)	1,239	941	297	31.6

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	1,239	941	297	31.6

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Customer loans*	29,438	18,425	11,014	59.8
Trading portfolio (w/o loans)	8,689	11,765	(3,076)	(26.1)
Available-for-sale financial assets	5,425	8,370	(2,945)	(35.2)
Due from credit institutions*	3,036	3,450	(414)	(12.0)
Intangible assets and property and equipment	925	856	70	8.1
Other assets	20,675	9,579	11,096	115.8

Total assets/liabilities & shareholders’ equity	68,189	52,445	15,745	30.0

Customer deposits*	31,626	22,760	8,865	39.0
Marketable debt securities*	1,589	1,076	513	47.7
Subordinated debt	2,387	1,883	504	26.8
Insurance liabilities	2,841	1,853	988	53.3
Due to credit institutions*	11,555	11,250	304	2.7
Other liabilities	14,068	10,424	3,644	35.0
Shareholders’ equity	4,123	3,198	926	28.9

Other customer funds under management	31,779	19,326	12,453	64.4

Mutual funds	30,352	18,423	11,929	64.8
Pension funds	—	—	—	—
Managed portfolios	1,350	903	446	49.4
Savings-insurance policies	78	—	78	—

Customer funds under management	67,381	45,045	22,336	49.6

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	562	566	576	629	689	776	895	978

Income from companies accounted for by the equity method	1	1	(0)	0	0	0	0	0
Net fees	287	292	303	374	369	403	443	494
Insurance activity	10	20	17	24	28	34	26	11

Commercial revenue	860	878	897	1,028	1,085	1,213	1,364	1,483

Gains (losses) on financial transactions	107	111	202	128	175	266	144	269

Gross operating income	967	989	1,099	1,156	1,260	1,480	1,509	1,752

Income from non-financial services (net) and other operating income	4	6	9	(27)	(3)	(7)	(14)	(22)
Operating expenses	(478)	(497)	(525)	(538)	(541)	(579)	(624)	(744)
General administrative expenses	(444)	(462)	(491)	(496)	(500)	(534)	(573)	(692)
Personnel	(236)	(244)	(248)	(256)	(251)	(273)	(294)	(383)
Other administrative expenses	(208)	(218)	(244)	(241)	(248)	(261)	(279)	(309)
Depreciation and amortisation	(34)	(34)	(34)	(42)	(41)	(45)	(51)	(52)

Net operating income	492	498	583	591	717	893	870	987

Net loan loss provisions	(123)	(147)	(100)	(182)	(228)	(239)	(289)	(327)
Other income	(0)	(84)	(69)	(114)	(27)	(178)	(95)	(177)

Profit before taxes (w/o capital gains)	369	267	414	296	461	476	485	482

Tax on profit	(127)	(66)	(102)	(97)	(162)	(162)	(145)	(179)

Net profit from ordinary activity	242	201	313	199	299	315	340	304

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	242	201	313	199	299	315	340	304

Minority interests	4	3	4	3	5	5	5	5

Attributable profit to the Group (w/o capital gains)	238	198	309	196	294	310	336	299

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	238	198	309	196	294	310	336	299

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	13,570	14,266	15,119	18,425	19,463	21,214	22,997	29,438
Trading portfolio (w/o loans)	10,137	7,318	7,594	11,765	9,396	9,684	11,741	8,689
Available-for-sale financial assets	7,634	7,438	6,496	8,370	3,606	4,628	4,261	5,425
Due from credit institutions*	9,690	9,742	5,346	3,450	3,230	4,479	4,032	3,036
Intangible assets and property and equipment	458	478	716	856	884	1,085	1,295	925
Other assets	11,278	8,742	9,212	9,579	14,074	20,217	19,891	20,675

Total assets/liabilities & shareholders’ equity	52,768	47,984	44,484	52,445	50,653	61,307	64,217	68,189

Customer deposits*	13,985	14,294	20,081	22,760	24,355	26,829	28,458	31,626
Marketable debt securities*	1,137	1,345	1,091	1,076	1,262	1,253	1,186	1,589
Subordinated debt	489	1,190	1,415	1,883	2,010	2,136	2,260	2,387
Insurance liabilities	1,463	1,534	1,614	1,853	2,064	2,251	2,466	2,841
Due to credit institutions*	23,782	17,504	7,993	11,250	7,448	11,202	9,299	11,555
Other liabilities	8,365	8,826	9,071	10,424	9,552	13,000	15,779	14,068
Shareholders’ equity	3,547	3,291	3,219	3,198	3,962	4,636	4,769	4,123

Other customer funds under management	15,820	17,005	17,835	19,326	24,407	27,193	30,730	31,779

Mutual funds	15,077	16,220	17,031	18,423	23,384	25,984	29,439	30,352
Pension funds	—	—	—	—	—	0	0	—
Managed portfolios	743	784	803	903	1,023	1,138	1,216	1,350
Savings-insurance policies	—	—	—	—	—	71	75	78

Customer funds under management	31,431	33,833	40,421	45,045	52,034	57,411	62,634	67,381

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	6,490	5,076	1,414	27.9

Income from companies accounted for by the equity method	3	4	(1)	(23.9)
Net fees	3,322	2,732	590	21.6
Insurance activity	192	156	36	22.8

Commercial revenue	10,007	7,968	2,039	25.6

Gains (losses) on financial transactions	1,661	1,194	468	39.2

Gross operating income	11,668	9,162	2,507	27.4

Income from non-financial services (net) and other operating income	(89)	(17)	(72)	409.3
Operating expenses	(4,839)	(4,435)	(404)	9.1
General administrative expenses	(4,470)	(4,121)	(349)	8.5
Personnel	(2,336)	(2,140)	(196)	9.2
Other administrative expenses	(2,134)	(1,981)	(154)	7.8
Depreciation and amortisation	(369)	(314)	(55)	17.4

Net operating income	6,740	4,709	2,031	43.1

Net loan loss provisions	(2,107)	(1,200)	(907)	75.6
Other income	(928)	(580)	(348)	60.1

Profit before taxes (w/o capital gains)	3,705	2,930	775	26.5

Tax on profit	(1,259)	(853)	(407)	47.7

Net profit from ordinary activity	2,446	2,077	369	17.7

Net profit from discontinued operations	—	—	—	—

Net consolidated profit (w/o capital gains)	2,446	2,077	369	17.7

Minority interests	37	29	8	28.0

Attributable profit to the Group (w/o capital gains)	2,409	2,048	361	17.6

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	2,409	2,048	361	17.6

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Customer loans*	51,921	39,337	12,583	32.0
Trading portfolio (w/o loans)	15,326	25,118	(9,793)	(39.0)
Available-for-sale financial assets	9,569	17,871	(8,302)	(46.5)
Due from credit institutions*	5,354	7,365	(2,011)	(27.3)
Intangible assets and property and equipment	1,632	1,827	(195)	(10.7)
Other assets	36,465	20,452	16,013	78.3

Total assets/liabilities & shareholders’ equity	120,266	111,969	8,296	7.4

Customer deposits*	55,779	48,593	7,185	14.8
Marketable debt securities*	2,803	2,297	506	22.0
Subordinated debt	4,210	4,021	190	4.7
Insurance liabilities	5,012	3,957	1,054	26.6
Due to credit institutions*	20,379	24,019	(3,640)	(15.2)
Other liabilities	24,811	22,255	2,557	11.5
Shareholders’ equity	7,273	6,827	445	6.5

Other customer funds under management	56,049	41,261	14,788	35.8

Mutual funds	53,531	39,332	14,199	36.1
Pension funds	—	—	—	—
Managed portfolios	2,380	1,928	452	23.4
Savings-insurance policies	137	—	137	—

Customer funds under management	118,840	96,172	22,668	23.6

(*)	Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,231	1,237	1,251	1,357	1,451	1,543	1,724	1,772

Income from companies accounted for by the equity method	2	1	(0)	1	1	1	1	0
Net fees	630	638	658	807	777	801	850	894
Insurance activity	22	44	38	53	58	67	50	17

Commercial revenue	1,885	1,920	1,946	2,217	2,287	2,412	2,625	2,683

Gains (losses) on financial transactions	234	243	440	276	368	534	269	491

Gross operating income	2,119	2,163	2,387	2,493	2,654	2,946	2,894	3,174

Income from non-financial services (net) and other operating income	8	13	21	(60)	(6)	(15)	(28)	(40)
Operating expenses	(1,049)	(1,086)	(1,140)	(1,160)	(1,139)	(1,150)	(1,198)	(1,351)
General administrative expenses	(974)	(1,011)	(1,066)	(1,070)	(1,053)	(1,060)	(1,099)	(1,258)
Personnel	(518)	(534)	(537)	(551)	(530)	(542)	(564)	(700)
Other administrative expenses	(456)	(477)	(529)	(519)	(523)	(517)	(535)	(558)
Depreciation and amortisation	(75)	(75)	(74)	(90)	(86)	(90)	(99)	(93)

Net operating income	1,079	1,090	1,267	1,274	1,510	1,781	1,667	1,782

Net loan loss provisions	(269)	(321)	(217)	(392)	(481)	(474)	(558)	(594)
Other income	(0)	(185)	(149)	(246)	(56)	(362)	(181)	(328)

Profit before taxes (w/o capital gains)	810	585	900	636	972	945	929	859

Tax on profit	(279)	(144)	(221)	(208)	(342)	(321)	(276)	(322)

Net profit from ordinary activity	531	440	679	427	630	624	653	538

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Net consolidated profit (w/o capital gains)	531	440	679	427	630	624	653	538

Minority interests	9	6	8	6	10	10	9	8

Attributable profit to the Group (w/o capital gains)	522	434	671	421	620	614	645	530

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	522	434	671	421	620	614	645	530

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	29,664	30,858	32,862	39,337	39,422	40,765	42,280	51,921
Trading portfolio (w/o loans)	22,161	15,828	16,506	25,118	19,032	18,609	21,587	15,326
Available-for-sale financial assets	16,688	16,089	14,120	17,871	7,304	8,892	7,833	9,569
Due from credit institutions*	21,182	21,071	11,620	7,365	6,542	8,607	7,412	5,354
Intangible assets and property and equipment	1,002	1,034	1,556	1,827	1,792	2,085	2,381	1,632
Other assets	24,654	18,908	20,022	20,452	28,506	38,850	36,570	36,465

Total assets/liabilities & shareholders’ equity	115,350	103,789	96,686	111,969	102,598	117,808	118,062	120,266

Customer deposits*	30,571	30,919	43,646	48,593	49,332	51,555	52,320	55,779
Marketable debt securities*	2,486	2,909	2,370	2,297	2,556	2,407	2,181	2,803
Subordinated debt	1,070	2,573	3,075	4,021	4,072	4,104	4,155	4,210
Insurance liabilities	3,198	3,318	3,509	3,957	4,181	4,326	4,534	5,012
Due to credit institutions*	51,987	37,862	17,373	24,019	15,085	21,525	17,097	20,379
Other liabilities	18,285	19,091	19,715	22,255	19,347	24,981	29,009	24,811
Shareholders’ equity	7,754	7,118	6,998	6,827	8,025	8,909	8,768	7,273

Other customer funds under management	34,582	36,781	38,764	41,261	49,436	52,254	56,498	56,049

Mutual funds	32,957	35,084	37,018	39,332	47,365	49,931	54,123	53,531
Pension funds	—	—	—	—	—	0	0	—
Managed portfolios	1,625	1,697	1,746	1,928	2,071	2,187	2,237	2,380
Savings-insurance policies	—	—	—	—	—	136	138	137

Customer funds under management	68,709	73,182	87,856	96,172	105,396	110,320	115,153	118,840

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million euros

			Variation
	2007	2006	Amount		%
Income statement
Net interest income	1,893	1,554	340		21.9

Income from companies accounted for by the equity method	—	—	—		—
Net fees	588	473	115		24.3
Insurance activity	38	23	15		63.5

Commercial revenue	2,519	2,050	469		22.9

Gains (losses) on financial transactions	(32)	(9)	(23)		273.0

Gross operating income	2,488	2,041	446		21.8

Income from non-financial services (net) and other operating income	(37)	(74)	37		(50.3)
Operating expenses	(945)	(902)	(43)		4.8
General administrative expenses	(865)	(832)	(33)		3.9
Personnel	(440)	(395)	(45)		11.5
Other administrative expenses	(425)	(438)	13		(2.9)
Depreciation and amortisation	(80)	(70)	(10)		14.8

Net operating income	1,506	1,066	440		41.3

Net loan loss provisions	(459)	(207)	(253)		122.2
Other income	(16)	1	(17)		—

Profit before taxes (w/o capital gains)	1,030	860	171		19.9

Tax on profit	(163)	(191)	28		(14.9)

Net profit from ordinary activity	868	669	199		29.8

Net profit from discontinued operations	7	25	(18)		(71.6)

Net consolidated profit (w/o capital gains)	875	694	181		26.1

Minority interests	221	166	55		33.2

Attributable profit to the Group (w/o capital gains)	654	528	126		23.8

Net extraordinary gains and allowances	—	—	—		—

Attributable profit to the Group	654	528	126		23.8

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	14,124	15,647	(1,523)		(9.7)
Trading portfolio (w/o loans)	10,779	15,084	(4,305)		(28.5)
Available-for-sale financial assets	3,929	6,686	(2,758)		(41.2)
Due from credit institutions*	5,684	7,844	(2,160)		(27.5)
Intangible assets and property and equipment	455	368	86		23.3
Other assets	4,525	4,401	123		2.8

Total assets/liabilities & shareholders’ equity	39,495	50,032	(10,537)		(21.1)

Customer deposits*	21,830	23,416	(1,586)		(6.8)
Marketable debt securities*	1,301	2,215	(914)		(41.3)
Subordinated debt	51	57	(6)		(10.3)
Insurance liabilities	98	88	10		11.8
Due to credit institutions*	8,292	15,505	(7,214)		(46.5)
Other liabilities	5,354	6,507	(1,153)		(17.7)
Shareholders’ equity	2,569	2,244	325		14.5

Other customer funds under management	9,259	11,689	(2,431)		(20.8)

Mutual funds	9,259	8,395	864		10.3
Pension funds	—	3,295	(3,295)		(100.0)
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	32,441	37,377	(4,936)		(13.2)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	26.48	23.08	3.40	p.
Efficiency ratio	37.71	44.02	(6.31	p.)
NPL ratio	1.20	0.64	0.56	p.
NPL coverage	192.25	279.19	(86.94	p.)
Number of employees (direct & indirect)	13,743	12,993	750		5.8
Number of branches	1,088	1,039	49		4.7

Mexico
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	341	344	416	453	456	463	497	476

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)	—
Net fees	120	114	109	130	127	139	156	166
Insurance activity	6	7	6	5	10	9	9	11

Commercial revenue	467	465	531	588	593	611	662	653

Gains (losses) on financial transactions	25	(7)	(43)	16	7	(8)	(1)	(29)

Gross operating income	492	458	488	604	600	603	661	624

Income from non-financial services (net) and other operating income	(17)	(20)	(18)	(18)	(20)	(15)	(16)	14
Operating expenses	(218)	(202)	(228)	(253)	(218)	(215)	(243)	(268)
General administrative expenses	(201)	(187)	(210)	(234)	(200)	(196)	(223)	(246)
Personnel	(101)	(93)	(98)	(102)	(102)	(106)	(116)	(116)
Other administrative expenses	(100)	(93)	(112)	(132)	(97)	(90)	(107)	(130)
Depreciation and amortisation	(17)	(16)	(18)	(20)	(18)	(19)	(20)	(22)

Net operating income	256	235	242	333	361	373	402	369

Net loan loss provisions	(30)	(39)	(41)	(97)	(90)	(113)	(106)	(150)
Other income	(14)	(1)	(5)	21	(2)	(3)	(15)	4

Profit before taxes (w/o capital gains)	212	195	197	256	269	257	281	223

Tax on profit	(34)	(23)	(50)	(84)	(65)	(35)	(35)	(28)

Net profit from ordinary activity	178	172	147	172	204	222	246	196

Net profit from discontinued operations	10	5	6	4	2	2	3	(0)

Net consolidated profit (w/o capital gains)	188	177	153	176	206	225	249	196

Minority interests	46	42	38	40	50	58	63	50

Attributable profit to the Group (w/o capital gains)	142	135	115	136	156	167	186	146

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	142	135	115	136	156	167	186	146

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	13,153	12,939	14,073	15,647	13,750	14,888	14,500	14,124
Trading portfolio (w/o loans)	14,138	15,844	15,084	15,084	13,249	13,650	12,630	10,779
Available-for-sale financial assets	4,399	5,616	6,944	6,686	6,406	6,272	4,477	3,929
Due from credit institutions*	7,897	7,241	9,427	7,844	5,524	6,821	6,720	5,684
Intangible assets and property and equipment	315	291	320	368	365	418	416	455
Other assets	5,464	4,054	4,981	4,401	5,610	4,193	4,290	4,525

Total assets/liabilities & shareholders’ equity	45,368	45,985	50,829	50,032	44,904	46,242	43,034	39,495

Customer deposits*	23,818	23,172	23,944	23,416	22,631	22,307	20,807	21,830
Marketable debt securities*	2,742	2,580	2,496	2,215	996	1,129	838	1,301
Subordinated debt	62	60	61	57	58	56	54	51
Insurance liabilities	70	70	81	88	92	101	89	98
Due to credit institutions*	11,982	13,623	16,343	15,505	12,273	14,235	12,676	8,292
Other liabilities	4,327	4,280	5,598	6,507	6,800	5,774	5,977	5,354
Shareholders’ equity	2,366	2,200	2,307	2,244	2,054	2,640	2,592	2,569

Other customer funds under management	10,942	10,120	11,583	11,689	12,403	13,490	13,051	9,259

Mutual funds	7,662	7,138	8,375	8,395	9,017	9,767	9,440	9,259
Pension funds	3,280	2,982	3,208	3,295	3,386	3,722	3,611	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	37,565	35,931	38,084	37,377	36,088	36,982	34,751	32,441

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.69	0.89	0.90	0.64	0.83	1.05	1.09	1.20
NPL coverage	335.91	251.48	240.83	279.19	241.35	216.93	210.43	192.25
Risk-weighted assets	13,017	12,778	15,196	15,850	15,965	15,123	15,050	15,337

Spread (Retail Banking)	11.62	12.21	13.64	14.20	14.39	14.25	14.41	14.02

Spread loans	8.13	9.05	10.34	10.72	10.84	10.79	10.99	10.64
Spread deposits	3.49	3.16	3.30	3.48	3.55	3.46	3.42	3.38

Mexico
Million dollars

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	2,591	1,948	643	33.0

Income from companies accounted for by the equity method	—	—	—	—
Net fees	804	593	211	35.7
Insurance activity	53	29	23	78.5

Commercial revenue	3,447	2,570	877	34.1

Gains (losses) on financial transactions	(43)	(11)	(33)	307.2

Gross operating income	3,404	2,559	845	33.0

Income from non-financial services (net) and other operating income	(50)	(92)	42	(45.7)
Operating expenses	(1,293)	(1,131)	(162)	14.3
General administrative expenses	(1,183)	(1,043)	(140)	13.4
Personnel	(602)	(495)	(107)	21.7
Other administrative expenses	(581)	(549)	(33)	6.0
Depreciation and amortisation	(110)	(88)	(22)	25.3

Net operating income	2,060	1,336	725	54.2

Net loan loss provisions	(629)	(259)	(369)	142.6
Other income	(22)	1	(23)	—

Profit before taxes (w/o capital gains)	1,410	1,078	332	30.8

Tax on profit	(222)	(239)	17	(7.1)

Net profit from ordinary activity	1,187	838	349	41.7

Net profit from discontinued operations	10	32	(22)	(69.0)

Net consolidated profit (w/o capital gains)	1,197	870	327	37.6

Minority interests	303	208	95	45.4

Attributable profit to the Group (w/o capital gains)	894	662	233	35.2

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	894	662	233	35.2

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Customer loans*	20,793	20,607	185	0.9
Trading portfolio (w/o loans)	15,868	19,866	(3,998)	(20.1)
Available-for-sale financial assets	5,783	8,806	(3,023)	(34.3)
Due from credit institutions*	8,368	10,331	(1,963)	(19.0)
Intangible assets and property and equipment	669	485	184	37.9
Other assets	6,661	5,797	864	14.9

Total assets/liabilities & shareholders’ equity	58,141	65,892	(7,751)	(11.8)

Customer deposits*	32,136	30,839	1,298	4.2
Marketable debt securities*	1,915	2,917	(1,002)	(34.4)
Subordinated debt	76	75	0	0.3
Insurance liabilities	144	116	29	25.0
Due to credit institutions*	12,206	20,420	(8,214)	(40.2)
Other liabilities	7,881	8,570	(688)	(8.0)
Shareholders’ equity	3,782	2,955	827	28.0

Other customer funds under management	13,630	15,395	(1,765)	(11.5)

Mutual funds	13,630	11,056	2,574	23.3
Pension funds	—	4,339	(4,339)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	47,756	49,226	(1,470)	(3.0)

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	410	431	527	580	598	624	682	687

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)	—
Net fees	144	144	138	166	166	188	213	237
Insurance activity	7	8	8	6	13	12	12	16

Commercial revenue	561	583	674	752	777	823	908	939

Gains (losses) on financial transactions	30	(8)	(53)	20	9	(11)	(2)	(40)

Gross operating income	591	575	621	772	786	813	906	899

Income from non-financial services (net) and other operating income	(21)	(25)	(23)	(24)	(26)	(20)	(22)	17
Operating expenses	(262)	(254)	(290)	(324)	(286)	(290)	(334)	(383)
General administrative expenses	(242)	(235)	(267)	(299)	(262)	(265)	(306)	(351)
Personnel	(122)	(118)	(125)	(130)	(134)	(143)	(159)	(166)
Other administrative expenses	(121)	(117)	(142)	(169)	(128)	(122)	(147)	(185)
Depreciation and amortisation	(20)	(20)	(23)	(25)	(24)	(26)	(28)	(32)

Net operating income	307	296	308	424	474	503	551	533

Net loan loss provisions	(36)	(48)	(51)	(123)	(118)	(152)	(145)	(213)
Other income	(17)	(2)	(6)	26	(3)	(4)	(20)	5

Profit before taxes (w/o capital gains)	255	245	251	327	352	347	385	325

Tax on profit	(41)	(29)	(63)	(106)	(85)	(47)	(48)	(41)

Net profit from ordinary activity	214	216	188	220	267	299	337	284

Net profit from discontinued operations	12	6	8	6	3	3	4	0

Net consolidated profit (w/o capital gains)	226	222	195	226	270	302	341	284

Minority interests	56	53	48	52	66	78	87	72

Attributable profit to the Group (w/o capital gains)	170	169	147	175	204	224	254	212

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	170	169	147	175	204	224	254	212

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	15,921	16,450	17,816	20,607	18,312	20,106	20,560	20,793
Trading portfolio (w/o loans)	17,113	20,142	19,097	19,866	17,644	18,434	17,908	15,868
Available-for-sale financial assets	5,325	7,139	8,791	8,806	8,532	8,471	6,348	5,783
Due from credit institutions*	9,559	9,205	11,934	10,331	7,357	9,212	9,529	8,368
Intangible assets and property and equipment	382	370	406	485	487	564	589	669
Other assets	6,614	5,154	6,305	5,797	7,471	5,663	6,083	6,661

Total assets/liabilities & shareholders’ equity	54,913	58,461	64,349	65,892	59,803	62,449	61,017	58,141

Customer deposits*	28,830	29,459	30,313	30,839	30,140	30,126	29,502	32,136
Marketable debt securities*	3,319	3,280	3,160	2,917	1,327	1,524	1,189	1,915
Subordinated debt	75	76	77	75	77	76	77	76
Insurance liabilities	85	89	102	116	122	136	126	144
Due to credit institutions*	14,503	17,319	20,690	20,420	16,345	19,224	17,974	12,206
Other liabilities	5,237	5,442	7,087	8,570	9,056	7,798	8,475	7,881
Shareholders’ equity	2,863	2,797	2,921	2,955	2,736	3,565	3,676	3,782

Other customer funds under management	13,244	12,865	14,664	15,395	16,518	18,218	18,506	13,630

Mutual funds	9,275	9,074	10,602	11,056	12,009	13,191	13,386	13,630
Pension funds	3,970	3,791	4,062	4,339	4,509	5,027	5,120	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	45,469	45,679	48,214	49,226	48,062	49,944	49,273	47,756

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	28,305	21,216	7,089	33.4

Income from companies accounted for by the equity method	—	—	—	—
Net fees	8,786	6,457	2,329	36.1
Insurance activity	574	320	253	79.0

Commercial revenue	37,665	27,993	9,671	34.5

Gains (losses) on financial transactions	(475)	(116)	(359)	308.4

Gross operating income	37,190	27,877	9,313	33.4

Income from non-financial services (net) and other operating income	(547)	(1,004)	457	(45.5)
Operating expenses	(14,130)	(12,320)	(1,810)	14.7
General administrative expenses	(12,931)	(11,366)	(1,565)	13.8
Personnel	(6,580)	(5,391)	(1,189)	22.0
Other administrative expenses	(6,352)	(5,975)	(376)	6.3
Depreciation and amortisation	(1,198)	(954)	(245)	25.7

Net operating income	22,513	14,553	7,960	54.7

Net loan loss provisions	(6,868)	(2,823)	(4,045)	143.3
Other income	(241)	9	(250)	—

Profit before taxes (w/o capital gains)	15,403	11,738	3,665	31.2

Tax on profit	(2,430)	(2,608)	178	(6.8)

Net profit from ordinary activity	12,973	9,130	3,843	42.1

Net profit from discontinued operations	107	346	(238)	(68.9)

Net consolidated profit (w/o capital gains)	13,081	9,476	3,605	38.0

Minority interests	3,309	2,268	1,041	45.9

Attributable profit to the Group (w/o capital gains)	9,772	7,208	2,564	35.6

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	9,772	7,208	2,564	35.6

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Customer loans*	227,036	223,569	3,466	1.6
Trading portfolio (w/o loans)	173,260	215,522	(42,262)	(19.6)
Available-for-sale financial assets	63,149	95,535	(32,386)	(33.9)
Due from credit institutions*	91,367	112,081	(20,714)	(18.5)
Intangible assets and property and equipment	7,306	5,265	2,041	38.8
Other assets	72,729	62,889	9,840	15.6

Total assets/liabilities & shareholders’ equity	634,846	714,861	(80,015)	(11.2)

Customer deposits*	350,899	334,568	16,332	4.9
Marketable debt securities*	20,908	31,648	(10,741)	(33.9)
Subordinated debt	826	818	7	0.9
Insurance liabilities	1,577	1,254	324	25.8
Due to credit institutions*	133,279	221,539	(88,260)	(39.8)
Other liabilities	86,058	92,973	(6,915)	(7.4)
Shareholders’ equity	41,299	32,061	9,238	28.8

Other customer funds under management	148,822	167,019	(18,196)	(10.9)

Mutual funds	148,822	119,946	28,876	24.1
Pension funds	—	47,072	(47,072)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	521,455	534,053	(12,598)	(2.4)

(*)	Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	4,341	4,798	5,764	6,312	6,590	6,790	7,467	7,459

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)	—
Net fees	1,528	1,602	1,515	1,811	1,829	2,043	2,339	2,575
Insurance activity	75	91	87	68	139	126	137	172

Commercial revenue	5,944	6,491	7,366	8,192	8,558	8,959	9,943	10,206

Gains (losses) on financial transactions	317	(79)	(575)	220	99	(117)	(19)	(439)

Gross operating income	6,261	6,413	6,791	8,412	8,657	8,842	9,924	9,767

Income from non-financial services (net) and other operating income	(223)	(278)	(247)	(257)	(286)	(214)	(237)	191
Operating expenses	(2,779)	(2,838)	(3,171)	(3,532)	(3,153)	(3,157)	(3,654)	(4,165)
General administrative expenses	(2,567)	(2,620)	(2,922)	(3,258)	(2,886)	(2,879)	(3,348)	(3,818)
Personnel	(1,289)	(1,311)	(1,371)	(1,420)	(1,480)	(1,554)	(1,741)	(1,805)
Other administrative expenses	(1,278)	(1,309)	(1,551)	(1,837)	(1,407)	(1,325)	(1,607)	(2,013)
Depreciation and amortisation	(213)	(218)	(249)	(275)	(267)	(278)	(306)	(348)

Net operating income	3,259	3,297	3,374	4,623	5,218	5,471	6,032	5,793

Net loan loss provisions	(381)	(536)	(562)	(1,344)	(1,302)	(1,654)	(1,590)	(2,322)
Other income	(176)	(26)	(69)	279	(35)	(45)	(221)	59

Profit before taxes (w/o capital gains)	2,702	2,735	2,742	3,559	3,881	3,772	4,221	3,530

Tax on profit	(432)	(330)	(688)	(1,158)	(939)	(513)	(531)	(447)

Net profit from ordinary activity	2,270	2,405	2,054	2,401	2,942	3,259	3,690	3,083

Net profit from discontinued operations	127	72	86	61	30	31	45	2

Net consolidated profit (w/o capital gains)	2,397	2,477	2,140	2,463	2,971	3,291	3,735	3,084

Minority interests	591	590	526	561	725	850	952	782

Attributable profit to the Group (w/o capital gains)	1,805	1,887	1,614	1,901	2,246	2,440	2,783	2,303

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	1,805	1,887	1,614	1,901	2,246	2,440	2,783	2,303

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	174,052	185,463	195,797	223,569	201,272	216,831	224,506	227,036
Trading portfolio (w/o loans)	187,089	227,090	209,872	215,522	193,929	198,801	195,552	173,260
Available-for-sale financial assets	58,217	80,493	96,614	95,535	93,771	91,354	69,313	63,149
Due from credit institutions*	104,498	103,785	131,156	112,081	80,860	99,347	104,047	91,367
Intangible assets and property and equipment	4,173	4,175	4,459	5,265	5,347	6,081	6,437	7,306
Other assets	72,307	58,113	69,296	62,889	82,116	61,071	66,427	72,729

Total assets/liabilities & shareholders’ equity	600,335	659,119	707,193	714,861	657,295	673,484	666,280	634,846

Customer deposits*	315,181	332,135	333,140	334,568	331,266	324,892	322,142	350,899
Marketable debt securities*	36,284	36,976	34,727	31,648	14,584	16,441	12,978	20,908
Subordinated debt	824	853	845	818	849	817	841	826
Insurance liabilities	929	1,008	1,121	1,254	1,344	1,467	1,379	1,577
Due to credit institutions*	158,555	195,265	227,380	221,539	179,648	207,319	196,263	133,279
Other liabilities	57,257	61,352	77,883	92,973	99,535	84,098	92,538	86,058
Shareholders’ equity	31,305	31,531	32,097	32,061	30,070	38,449	40,139	41,299

Other customer funds under management	144,795	145,048	161,157	167,019	181,552	196,470	202,073	148,822

Mutual funds	101,394	102,309	116,520	119,946	131,990	142,257	146,163	148,822
Pension funds	43,401	42,738	44,637	47,072	49,562	54,213	55,909	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	497,084	515,012	529,869	534,053	528,251	538,620	538,034	521,455

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million euros

			Variation
	2007	2006	Amount		%
Income statement
Net interest income	1,112	910	201		22.1

Income from companies accounted for by the equity method	(3)	1	(4)		—
Net fees	317	292	25		8.6
Insurance activity	49	37	12		34.0

Commercial revenue	1,475	1,240	235		18.9

Gains (losses) on financial transactions	31	95	(64)		(67.7)

Gross operating income	1,506	1,335	171		12.8

Income from non-financial services (net) and other operating income	(21)	(11)	(10)		83.6
Operating expenses	(590)	(554)	(36)		6.5
General administrative expenses	(536)	(505)	(32)		6.3
Personnel	(327)	(317)	(10)		3.1
Other administrative expenses	(209)	(187)	(22)		11.6
Depreciation and amortisation	(54)	(50)	(4)		8.8

Net operating income	894	769	125		16.3

Net loan loss provisions	(203)	(109)	(94)		86.1
Other income	55	(6)	62		—

Profit before taxes (w/o capital gains)	746	653	92		14.2

Tax on profit	(100)	(109)	9		(8.0)

Net profit from ordinary activity	645	544	101		18.6

Net profit from discontinued operations	36	31	6		18.2

Net consolidated profit (w/o capital gains)	682	575	107		18.6

Minority interests	139	86	53		61.9

Attributable profit to the Group (w/o capital gains)	543	489	54		11.0

Net extraordinary gains and allowances	—	—	—		—

Attributable profit to the Group	543	489	54		11.0

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	17,103	15,107	1,996		13.2
Trading portfolio (w/o loans)	2,189	1,507	682		45.2
Available-for-sale financial assets	1,353	772	581		75.3
Due from credit institutions*	1,727	3,151	(1,424)		(45.2)
Intangible assets and property and equipment	338	319	18		5.8
Other assets	2,222	2,139	83		3.9

Total assets/liabilities & shareholders’ equity	24,931	22,995	1,937		8.4

Customer deposits*	14,566	13,216	1,349		10.2
Marketable debt securities*	2,242	1,536	706		45.9
Subordinated debt	680	705	(24)		(3.4)
Insurance liabilities	77	58	19		33.3
Due to credit institutions*	4,365	4,158	207		5.0
Other liabilities	1,926	2,019	(92)		(4.6)
Shareholders’ equity	1,075	1,304	(228)		(17.5)

Other customer funds under management	4,257	11,732	(7,475)		(63.7)

Mutual funds	4,252	3,584	668		18.6
Pension funds	—	8,148	(8,148)		(100.0)
Managed portfolios	—	—	—		—
Savings-insurance policies	5	—	5		—

Customer funds under management	21,744	27,189	(5,445)		(20.0)

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	43.81	32.15	11.66	p.
Efficiency ratio	39.22	41.53	(2.31	p.)
NPL ratio	2.11	1.59	0.52	p.
NPL coverage	118.45	152.62	(34.17	p.)
Number of employees (direct & indirect)	13,025	11,537	1,488		12.9
Number of branches	494	397	97		24.4

Chile
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	197	264	256	194	215	269	316	312

Income from companies accounted for by the equity method	0	0	0	0	(0)	(1)	(1)	(0)
Net fees	72	71	72	77	76	77	81	83
Insurance activity	8	11	9	8	10	11	13	14

Commercial revenue	277	346	337	280	301	355	409	409

Gains (losses) on financial transactions	36	7	21	31	34	7	5	(16)

Gross operating income	314	353	358	310	335	362	415	393

Income from non-financial services (net) and other operating income	(2)	(4)	(2)	(3)	(5)	(5)	(5)	(6)
Operating expenses	(130)	(138)	(136)	(150)	(132)	(146)	(157)	(156)
General administrative expenses	(117)	(120)	(128)	(140)	(120)	(132)	(139)	(146)
Personnel	(71)	(76)	(77)	(93)	(72)	(81)	(85)	(89)
Other administrative expenses	(46)	(43)	(51)	(46)	(48)	(51)	(53)	(57)
Depreciation and amortisation	(13)	(18)	(8)	(11)	(12)	(14)	(18)	(10)

Net operating income	181	211	220	157	199	211	253	231

Net loan loss provisions	(36)	(30)	(23)	(20)	(31)	(29)	(57)	(86)
Other income	(0)	(18)	(29)	41	12	17	13	13

Profit before taxes (w/o capital gains)	145	163	168	177	179	200	209	158

Tax on profit	(23)	(24)	(33)	(30)	(29)	(27)	(27)	(18)

Net profit from ordinary activity	122	140	135	147	150	173	182	140

Net profit from discontinued operations	10	5	8	8	10	13	8	5

Net consolidated profit (w/o capital gains)	132	145	142	155	160	186	191	145

Minority interests	19	22	19	26	29	39	39	31

Attributable profit to the Group (w/o capital gains)	114	123	123	129	131	147	152	114

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	114	123	123	129	131	147	152	114

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Balance sheet
Customer loans*	15,253	14,902	15,223	15,107	15,494	15,654	16,109	17,103
Trading portfolio (w/o loans)	990	1,076	1,426	1,507	1,426	1,368	1,833	2,189
Available-for-sale financial assets	1,210	1,197	1,195	772	711	764	936	1,353
Due from credit institutions*	4,458	3,656	3,253	3,151	2,678	2,005	1,501	1,727
Intangible assets and property and equipment	318	286	303	319	301	333	332	338
Other assets	1,378	1,828	1,749	2,139	1,500	1,931	1,978	2,222

Total assets/liabilities & shareholders’ equity	23,606	22,945	23,150	22,995	22,110	22,055	22,689	24,931

Customer deposits*	13,261	13,224	13,151	13,216	13,372	13,594	13,346	14,566
Marketable debt securities*	1,603	1,618	1,611	1,536	1,467	1,695	1,958	2,242
Subordinated debt	610	570	728	705	690	678	612	680
Insurance liabilities	47	44	53	58	59	63	68	77
Due to credit institutions*	5,288	5,177	4,376	4,158	3,586	3,550	3,357	4,365
Other liabilities	1,016	916	1,770	2,019	1,520	1,286	2,192	1,926
Shareholders’ equity	1,781	1,397	1,461	1,304	1,416	1,188	1,156	1,075

Other customer funds under management	10,509	9,760	10,602	11,732	12,213	13,394	13,014	4,257

Mutual funds	2,941	2,795	2,991	3,584	3,811	4,224	3,948	4,252
Pension funds	7,568	6,965	7,611	8,148	8,402	9,170	9,063	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	3	5

Customer funds under management	25,983	25,171	26,092	27,189	27,742	29,361	28,930	21,744

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	2.15	1.90	1.78	1.59	1.70	1.88	2.08	2.11
NPL coverage	165.07	174.22	168.01	152.62	147.57	132.02	121.04	118.45
Risk-weighted assets	14,403	13,232	14,112	13,873	14,876	14,479	15,564	16,521

Spread (Retail Banking)	6.86	7.11	6.97	6.94	7.28	6.97	7.50	7.46

Spread loans	5.07	5.07	4.95	4.91	5.08	5.14	5.27	5.22
Spread deposits	1.79	2.04	2.02	2.03	2.20	1.83	2.23	2.24

Chile
Million dollars

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	1,521	1,141	380	33.3

Income from companies accounted for by the equity method	(4)	1	(5)	—
Net fees	434	366	68	18.6
Insurance activity	67	46	21	46.3

Commercial revenue	2,018	1,555	464	29.8

Gains (losses) on financial transactions	42	119	(77)	(64.7)

Gross operating income	2,060	1,673	387	23.1

Income from non-financial services (net) and other operating income	(29)	(14)	(14)	100.4
Operating expenses	(808)	(695)	(113)	16.3
General administrative expenses	(734)	(632)	(101)	16.0
Personnel	(448)	(398)	(50)	12.6
Other administrative expenses	(286)	(235)	(51)	21.9
Depreciation and amortisation	(74)	(62)	(12)	18.8

Net operating income	1,223	964	259	26.9

Net loan loss provisions	(278)	(137)	(141)	103.1
Other income	75	(8)	83	—

Profit before taxes (w/o capital gains)	1,020	819	202	24.6

Tax on profit	(137)	(136)	(1)	0.5

Net profit from ordinary activity	883	682	201	29.4

Net profit from discontinued operations	50	39	11	29.0

Net consolidated profit (w/o capital gains)	933	721	212	29.4

Minority interests	190	108	83	76.7

Attributable profit to the Group (w/o capital gains)	743	613	130	21.1

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	743	613	130	21.1

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Customer loans*	25,177	19,896	5,281	26.5
Trading portfolio (w/o loans)	3,222	1,985	1,238	62.4
Available-for-sale financial assets	1,992	1,017	976	96.0
Due from credit institutions*	2,542	4,150	(1,607)	(38.7)
Intangible assets and property and equipment	497	420	77	18.2
Other assets	3,271	2,816	454	16.1

Total assets/liabilities & shareholders’ equity	36,701	30,284	6,417	21.2

Customer deposits*	21,442	17,406	4,036	23.2
Marketable debt securities*	3,300	2,023	1,277	63.1
Subordinated debt	1,002	928	74	8.0
Insurance liabilities	113	76	37	49.0
Due to credit institutions*	6,426	5,476	950	17.3
Other liabilities	2,836	2,659	177	6.7
Shareholders’ equity	1,583	1,717	(134)	(7.8)

Other customer funds under management	6,266	15,451	(9,185)	(59.4)

Mutual funds	6,259	4,720	1,539	32.6
Pension funds	—	10,731	(10,731)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	7	—	7	—

Customer funds under management	32,010	35,808	(3,798)	(10.6)

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	236	329	325	251	281	361	432	446

Income from companies accounted for by the equity method	0	1	0	0	(0)	(2)	(2)	(0)
Net fees	87	89	92	98	100	103	111	120
Insurance activity	10	14	11	11	14	15	18	21

Commercial revenue	333	433	428	360	394	478	560	586

Gains (losses) on financial transactions	43	9	27	39	45	10	8	(21)

Gross operating income	377	442	455	399	439	488	567	565

Income from non-financial services (net) and other operating income	(3)	(5)	(3)	(4)	(7)	(7)	(7)	(8)
Operating expenses	(156)	(173)	(174)	(193)	(173)	(196)	(215)	(224)
General administrative expenses	(140)	(150)	(163)	(179)	(157)	(178)	(190)	(209)
Personnel	(85)	(96)	(98)	(119)	(94)	(110)	(117)	(127)
Other administrative expenses	(56)	(54)	(65)	(60)	(63)	(68)	(73)	(82)
Depreciation and amortisation	(15)	(23)	(11)	(14)	(16)	(19)	(25)	(15)

Net operating income	218	264	279	203	260	285	346	333

Net loan loss provisions	(43)	(38)	(30)	(26)	(41)	(39)	(78)	(121)
Other income	(1)	(22)	(36)	51	16	23	18	18

Profit before taxes (w/o capital gains)	175	204	213	227	235	269	287	230

Tax on profit	(27)	(30)	(41)	(38)	(38)	(36)	(37)	(27)

Net profit from ordinary activity	147	175	172	189	197	232	250	204

Net profit from discontinued operations	12	7	10	10	12	18	12	8

Net consolidated profit (w/o capital gains)	159	181	181	199	210	250	262	212

Minority interests	22	27	24	34	38	53	54	45

Attributable profit to the Group (w/o capital gains)	137	154	157	166	171	197	208	167

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	137	154	157	166	171	197	208	167

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	18,462	18,945	19,272	19,896	20,634	21,141	22,841	25,177
Trading portfolio (w/o loans)	1,198	1,368	1,805	1,985	1,899	1,847	2,599	3,222
Available-for-sale financial assets	1,464	1,521	1,513	1,017	947	1,031	1,327	1,992
Due from credit institutions*	5,396	4,648	4,119	4,150	3,567	2,708	2,128	2,542
Intangible assets and property and equipment	385	363	383	420	401	450	471	497
Other assets	1,668	2,324	2,215	2,816	1,998	2,608	2,805	3,271

Total assets/liabilities & shareholders’ equity	28,573	29,170	29,307	30,284	29,446	29,785	32,170	36,701

Customer deposits*	16,051	16,812	16,650	17,406	17,808	18,358	18,923	21,442
Marketable debt securities*	1,940	2,056	2,039	2,023	1,954	2,289	2,777	3,300
Subordinated debt	738	724	922	928	919	916	867	1,002
Insurance liabilities	57	56	68	76	79	85	96	113
Due to credit institutions*	6,401	6,581	5,539	5,476	4,776	4,795	4,760	6,426
Other liabilities	1,230	1,164	2,241	2,659	2,024	1,736	3,108	2,836
Shareholders’ equity	2,156	1,776	1,849	1,717	1,886	1,605	1,640	1,583

Other customer funds under management	12,720	12,407	13,422	15,451	16,266	18,088	18,453	6,266

Mutual funds	3,560	3,553	3,787	4,720	5,076	5,704	5,598	6,259
Pension funds	9,160	8,854	9,635	10,731	11,190	12,384	12,850	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	5	7

Customer funds under management	31,450	32,000	33,032	35,808	36,947	39,652	41,020	32,010

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	794,603	605,310	189,293	31.3

Income from companies accounted for by the equity method	(2,102)	754	(2,856)	—
Net fees	226,686	194,125	32,561	16.8
Insurance activity	35,069	24,336	10,732	44.1

Commercial revenue	1,054,255	824,526	229,729	27.9

Gains (losses) on financial transactions	21,858	62,917	(41,059)	(65.3)

Gross operating income	1,076,113	887,443	188,670	21.3

Income from non-financial services (net) and other operating income	(15,066)	(7,634)	(7,432)	97.4
Operating expenses	(422,061)	(368,594)	(53,467)	14.5
General administrative expenses	(383,270)	(335,444)	(47,826)	14.3
Personnel	(233,979)	(211,053)	(22,926)	10.9
Other administrative expenses	(149,291)	(124,392)	(24,900)	20.0
Depreciation and amortisation	(38,791)	(33,149)	(5,641)	17.0

Net operating income	638,987	511,216	127,771	25.0

Net loan loss provisions	(145,398)	(72,680)	(72,718)	100.1
Other income	39,363	(4,284)	43,647	—

Profit before taxes (w/o capital gains)	532,951	434,252	98,699	22.7

Tax on profit	(71,609)	(72,362)	753	(1.0)

Net profit from ordinary activity	461,342	361,890	99,452	27.5

Net profit from discontinued operations	25,981	20,446	5,536	27.1

Net consolidated profit (w/o capital gains)	487,324	382,336	104,987	27.5

Minority interests	99,282	57,041	42,241	74.1

Attributable profit to the Group (w/o capital gains)	388,041	325,295	62,747	19.3

Net extraordinary gains and allowances	—	—	—	—

Attributable profit to the Group	388,041	325,295	62,747	19.3

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Customer loans*	12,536,762	10,579,663	1,957,099	18.5
Trading portfolio (w/o loans)	1,604,527	1,055,383	549,144	52.0
Available-for-sale financial assets	992,140	540,690	451,450	83.5
Due from credit institutions*	1,265,906	2,206,583	(940,677)	(42.6)
Intangible assets and property and equipment	247,445	223,516	23,930	10.7
Other assets	1,628,571	1,497,650	130,921	8.7

Total assets/liabilities & shareholders’ equity	18,275,352	16,103,486	2,171,866	13.5

Customer deposits*	10,677,023	9,255,517	1,421,506	15.4
Marketable debt securities*	1,643,156	1,075,655	567,501	52.8
Subordinated debt	498,762	493,382	5,381	1.1
Insurance liabilities	56,211	40,290	15,921	39.5
Due to credit institutions*	3,199,825	2,911,909	287,916	9.9
Other liabilities	1,412,131	1,413,852	(1,721)	(0.1)
Shareholders’ equity	788,243	912,882	(124,639)	(13.7)

Other customer funds under management	3,120,268	8,216,152	(5,095,884)	(62.0)

Mutual funds	3,116,543	2,509,850	606,692	24.2
Pension funds	—	5,706,302	(5,706,302)	(100.0)
Managed portfolios	—	—	—	—
Savings-insurance policies	3,725	—	3,725	—

Customer funds under management	15,939,210	19,040,705	(3,101,495)	(16.3)

(*)	Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	124,389	173,433	174,761	132,727	152,123	190,645	225,757	226,077

Income from companies accounted for by the equity method	236	303	160	56	(168)	(950)	(937)	(47)
Net fees	45,640	47,150	49,338	51,997	53,791	54,460	57,885	60,550
Insurance activity	5,266	7,271	6,047	5,752	7,371	7,932	9,342	10,424

Commercial revenue	175,531	228,157	230,306	190,533	213,117	252,088	292,047	297,004

Gains (losses) on financial transactions	22,861	4,750	14,622	20,684	24,308	5,142	3,832	(11,424)

Gross operating income	198,392	232,906	244,928	211,217	237,425	257,230	295,879	285,580

Income from non-financial services (net) and other operating income	(1,540)	(2,386)	(1,407)	(2,301)	(3,532)	(3,705)	(3,533)	(4,296)
Operating expenses	(82,016)	(91,247)	(93,444)	(101,887)	(93,278)	(103,510)	(111,956)	(113,317)
General administrative expenses	(73,920)	(79,152)	(87,716)	(94,657)	(84,822)	(93,694)	(98,946)	(105,808)
Personnel	(44,673)	(50,414)	(52,848)	(63,118)	(50,958)	(57,803)	(60,977)	(64,241)
Other administrative expenses	(29,248)	(28,737)	(34,868)	(31,539)	(33,864)	(35,891)	(37,969)	(41,567)
Depreciation and amortisation	(8,096)	(12,096)	(5,728)	(7,230)	(8,456)	(9,816)	(13,010)	(7,509)

Net operating income	114,836	139,274	150,077	107,029	140,615	150,014	180,389	167,968

Net loan loss provisions	(22,664)	(19,887)	(16,207)	(13,922)	(22,184)	(20,540)	(40,741)	(61,933)
Other income	(292)	(11,598)	(19,269)	26,875	8,476	12,183	9,589	9,116

Profit before taxes (w/o capital gains)	91,880	107,788	114,601	119,983	126,906	141,657	149,237	115,151

Tax on profit	(14,452)	(15,633)	(22,232)	(20,044)	(20,408)	(18,989)	(19,046)	(13,166)

Net profit from ordinary activity	77,428	92,155	92,369	99,938	106,498	122,668	130,190	101,985

Net profit from discontinued operations	6,345	3,524	5,158	5,419	6,740	9,304	6,040	3,897

Net consolidated profit (w/o capital gains)	83,773	95,679	97,527	105,357	113,239	131,972	136,230	105,883

Minority interests	11,806	14,274	13,157	17,805	20,648	27,966	28,079	22,590

Attributable profit to the Group (w/o capital gains)	71,967	81,405	84,370	87,552	92,591	104,006	108,152	83,293

Net extraordinary gains and allowances	—	—	—	—	—	—	—	—

Attributable profit to the Group	71,967	81,405	84,370	87,552	92,591	104,006	108,152	83,293

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	9,720,491	10,343,232	10,355,960	10,579,663	11,097,171	11,140,046	11,692,155	12,536,762
Trading portfolio (w/o loans)	630,682	746,980	970,120	1,055,383	1,021,312	973,477	1,330,681	1,604,527
Available-for-sale financial assets	770,924	830,622	813,210	540,690	509,351	543,463	679,073	992,140
Due from credit institutions*	2,840,775	2,537,369	2,213,081	2,206,583	1,918,147	1,426,768	1,089,160	1,265,906
Intangible assets and property and equipment	202,540	198,363	206,015	223,516	215,860	236,953	241,113	247,445
Other assets	878,377	1,268,976	1,189,998	1,497,650	1,074,337	1,374,336	1,435,762	1,628,571

Total assets/liabilities & shareholders’ equity	15,043,789	15,925,543	15,748,383	16,103,486	15,836,178	15,695,042	16,467,943	18,275,352

Customer deposits*	8,450,860	9,178,564	8,946,694	9,255,517	9,577,402	9,673,911	9,686,766	10,677,023
Marketable debt securities*	1,021,467	1,122,708	1,095,719	1,075,655	1,050,837	1,206,448	1,421,459	1,643,156
Subordinated debt	388,742	395,314	495,304	493,382	494,009	482,791	443,849	498,762
Insurance liabilities	29,914	30,583	36,334	40,290	42,437	44,940	49,029	56,211
Due to credit institutions*	3,369,997	3,593,070	2,976,601	2,911,909	2,568,721	2,526,505	2,436,451	3,199,825
Other liabilities	647,682	635,728	1,204,101	1,413,852	1,088,713	914,921	1,591,044	1,412,131
Shareholders’ equity	1,135,127	969,575	993,630	912,882	1,014,060	845,527	839,346	788,243

Other customer funds under management	6,697,175	6,773,750	7,212,239	8,216,152	8,747,604	9,531,526	9,445,840	3,120,268

Mutual funds	1,874,516	1,939,889	2,034,727	2,509,850	2,729,828	3,005,757	2,865,420	3,116,543
Pension funds	4,822,659	4,833,861	5,177,512	5,706,302	6,017,776	6,525,769	6,577,995	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	2,425	3,725

Customer funds under management	16,558,245	17,470,337	17,749,956	19,040,705	19,869,852	20,894,675	20,997,913	15,939,210

(*)	Includes all stock of concept classified in the balance sheet

Financial Management and Equity Stakes
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income (w/o dividends)	(1,771)	(1,269)	(502)	39.5
Dividends	183	162	21	12.8

Net interest income	(1,588)	(1,106)	(481)	43.5

Income from companies accounted for by the equity method	427	411	16	3.8
Net fees	30	(11)	41	—
Insurance activity	—	(4)	4	(100.0)

Commercial revenue	(1,131)	(711)	(420)	59.2

Gains (losses) on financial transactions	1,217	414	803	194.0

Gross operating income	86	(297)	382	—

Income from non-financial services (net) and other operating income	15	(33)	47	—
Operating expenses	(765)	(578)	(187)	32.3
General administrative expenses	(506)	(364)	(142)	38.9
Personnel	(236)	(204)	(32)	15.8
Other administrative expenses	(270)	(160)	(110)	68.4
Depreciation and amortisation	(259)	(214)	(45)	20.9

Net operating income	(665)	(908)	243	(26.8)

Net loan loss provisions	(14)	91	(105)	—
Other income	(116)	159	(275)	—

Profit before taxes (w/o capital gains)	(795)	(658)	(137)	20.8

Tax on profit	624	481	144	29.9

Net profit from ordinary activity	(171)	(177)	7	(3.9)

Net profit from discontinued operations	(0)	89	(89)	—

Net consolidated profit (w/o capital gains)	(171)	(88)	(82)	92.9

Minority interests	9	90	(81)	(90.0)

Attributable profit to the Group (w/o capital gains)	(180)	(178)	(1)	0.8

Net extraordinary gains and allowances	934	340	594	174.6

Attributable profit to the Group	754	162	592	365.8

			Variation
	31.12.07	31.12.06	Amount	%
Balance sheet
Trading portfolio (w/o loans)	1,328	2,029	(701)	(34.6)
Available-for-sale financial assets	21,528	7,605	13,923	183.1
Investments	15,604	4,897	10,707	218.6
Goodwill	13,827	14,508	(681)	(4.7)
Liquidity lent to the Group	80,450	67,138	13,312	19.8
Capital assigned to Group areas	32,039	29,120	2,919	10.0
Other assets	55,381	35,539	19,841	55.8

Total assets/liabilities & shareholders’ equity	220,156	160,836	59,319	36.9

Customer deposits*	1,969	496	1,473	297.1
Marketable debt securities*	82,196	78,321	3,875	4.9
Subordinated debt	22,874	16,247	6,627	40.8
Preferred securities	—	—	—	—
Other liabilities	66,161	30,073	36,088	120.0
Group capital and reserves	46,955	35,699	11,256	31.5

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	107,040	95,064	11,976	12.6

(*)	Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,526	1,498	28	1.9

Financial Management and Equity Stakes
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income (w/o dividends)	(256)	(349)	(351)	(314)	(394)	(390)	(432)	(554)
Dividends	14	112	16	21	3	145	16	18

Net interest income	(241)	(237)	(335)	(293)	(391)	(245)	(416)	(536)

Income from companies accounted for by the equity method	126	107	141	37	56	97	86	187
Net fees	(4)	(3)	1	(6)	12	18	(8)	8
Insurance activity	0	3	(0)	(6)	(1)	1	(0)	0

Commercial revenue	(119)	(131)	(193)	(268)	(323)	(129)	(338)	(341)

Gains (losses) on financial transactions	(126)	234	117	189	(132)	250	507	592

Gross operating income	(245)	103	(76)	(79)	(455)	121	168	251

Income from non-financial services (net) and other operating income	(2)	(7)	(1)	(22)	(5)	(3)	9	14
Operating expenses	(165)	(136)	(145)	(133)	(193)	(204)	(200)	(168)
General administrative expenses	(111)	(96)	(80)	(78)	(126)	(136)	(137)	(107)
Personnel	(58)	(41)	(50)	(55)	(48)	(59)	(57)	(73)
Other administrative expenses	(53)	(55)	(30)	(23)	(79)	(77)	(80)	(35)
Depreciation and amortisation	(54)	(41)	(64)	(55)	(67)	(68)	(63)	(60)

Net operating income	(412)	(40)	(221)	(234)	(653)	(86)	(23)	97

Net loan loss provisions	(0)	99	(5)	(3)	9	5	8	(36)
Other income	(43)	51	69	81	(149)	(26)	(18)	77

Profit before taxes (w/o capital gains)	(456)	111	(157)	(156)	(794)	(107)	(33)	139

Tax on profit	227	58	9	187	304	70	95	155

Net profit from ordinary activity	(229)	168	(148)	31	(489)	(37)	62	294

Net profit from discontinued operations	0	11	80	(2)	—	—	—	(0)

Net consolidated profit (w/o capital gains)	(229)	179	(68)	29	(489)	(37)	62	294

Minority interests	38	36	13	3	6	3	3	(3)

Attributable profit to the Group (w/o capital gains)	(267)	144	(81)	26	(496)	(41)	59	298

Net extraordinary gains and allowances	—	—	—	340	—	566	—	368

Attributable profit to the Group	(267)	144	(81)	366	(496)	525	59	665

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Trading portfolio (w/o loans)	1,256	1,071	991	2,029	1,181	1,405	2,060	1,328
Available-for-sale financial assets	42,534	8,079	9,787	7,605	9,960	16,577	19,098	21,528
Investments	2,933	5,234	5,231	4,897	4,839	4,876	4,818	15,604
Goodwill	14,012	13,951	14,176	14,508	14,368	14,484	14,257	13,827
Liquidity lent to the Group	53,001	62,212	68,680	67,138	79,294	82,925	86,224	80,450
Capital assigned to Group areas	29,315	27,595	29,047	29,120	34,505	34,959	33,265	32,039
Other assets	29,010	37,520	34,499	35,539	37,116	39,960	39,263	55,381

Total assets/liabilities & shareholders’ equity	172,061	155,662	162,412	160,836	181,263	195,185	198,986	220,156

Customer deposits*	617	1,084	969	496	187	413	2,484	1,969
Marketable debt securities*	62,202	66,296	73,493	78,321	82,731	89,462	88,886	82,196
Subordinated debt	14,612	15,850	16,169	16,247	19,303	18,539	19,113	22,874
Preferred securities	—	—	—	—	—	—	—	—
Other liabilities	56,223	36,569	35,951	30,073	35,640	46,504	48,524	66,161
Group capital and reserves	38,407	35,864	35,831	35,699	43,402	40,267	39,979	46,955

Other customer funds under management	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	77,432	83,229	90,631	95,064	102,221	108,414	110,483	107,040

(*)	Includes all stock of concept classified in the balance sheet

Other information
Risk-weighted assets	33,767	38,868	42,716	52,434	50,846	48,093	46,979	58,380

Spain
Million euros

			Variation
	2007	2006	Amount		%
Income statement
Net interest income	5,390	4,436	954		21.5

Income from companies accounted for by the equity method	9	6	3		56.6
Net fees	3,354	2,949	405		13.7
Insurance activity	122	118	4		3.5

Commercial revenue	8,875	7,509	1,366		18.2

Gains (losses) on financial transactions	555	617	(62)		(10.0)

Gross operating income	9,430	8,126	1,304		16.0

Income from non-financial services (net) and other operating income	7	25	(19)		(73.8)
Operating expenses	(3,747)	(3,425)	(322)		9.4
General administrative expenses	(3,329)	(3,023)	(305)		10.1
Personnel	(2,340)	(2,160)	(181)		8.4
Other administrative expenses	(988)	(864)	(125)		14.4
Depreciation and amortisation	(418)	(401)	(17)		4.1

Net operating income	5,690	4,727	963		20.4

Net loan loss provisions	(709)	(907)	198		(21.8)
Other income	63	22	41		187.7

Profit before taxes (w/o capital gains)	5,043	3,841	1,202		31.3

Tax on profit	(1,430)	(1,112)	(318)		28.7

Net profit from ordinary activity	3,613	2,730	883		32.4

Net profit from discontinued operations	—	143	(143)		(100.0)

Net consolidated profit (w/o capital gains)	3,613	2,872	741		25.8

Minority interests	88	174	(86)		(49.4)

Attributable profit to the Group (w/o capital gains)	3,525	2,698	827		30.7

Net extraordinary gains and allowances	—	674	(674)		(100.0)

Attributable profit to the Group	3,525	3,372	153		4.5

			Variation
	31.12.07	31.12.06	Amount		%
Balance sheet
Customer loans*	235,447	207,781	27,666		13.3
Trading portfolio (w/o loans)	43,066	32,919	10,147		30.8
Available-for-sale financial assets	8,537	12,033	(3,495)		(29.0)
Due from credit institutions*	44,598	52,555	(7,957)		(15.1)
Intangible assets and property and equipment	4,460	3,880	581		15.0
Other assets	19,711	13,021	6,689		51.4

Total assets/liabilities & shareholders’ equity	355,819	322,188	33,631		10.4

Customer deposits*	125,185	115,537	9,649		8.4
Marketable debt securities*	40,538	31,161	9,377		30.1
Subordinated debt	1,970	1,913	56		3.0
Insurance liabilities	6,810	4,788	2,022		42.2
Due to credit institutions*	37,690	54,682	(16,992)		(31.1)
Other liabilities	127,700	100,061	27,639		27.6
Shareholders’ equity	15,925	14,046	1,880		13.4

Other customer funds under management	90,766	97,496	(6,730)		(6.9)

Mutual funds	67,246	77,526	(10,280)		(13.3)
Pension funds	10,464	9,950	514		5.2
Managed portfolios	7,577	7,125	452		6.3
Savings-insurance policies	5,478	2,895	2,583		89.2

Customer funds under management	258,459	246,107	12,352		5.0

(*) Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.22	19.95	2.27	p.
Efficiency ratio	38.78	41.02	(2.24	p.)
NPL ratio	0.63	0.53	0.10	p.
NPL coverage	264.48	328.37	(63.89	p.)
Number of employees (direct & indirect)	34,821	33,916	905		2.7
Number of branches	5,014	4,848	166		3.4

Spain
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,023	1,094	1,147	1,173	1,256	1,343	1,364	1,427

Income from companies accounted for by the equity method	2	0	2	2	2	2	2	3
Net fees	688	716	762	783	923	847	783	800
Insurance activity	28	30	29	31	32	29	33	28

Commercial revenue	1,740	1,840	1,940	1,990	2,213	2,222	2,182	2,258

Gains (losses) on financial transactions	211	82	203	121	258	100	127	69

Gross operating income	1,951	1,922	2,143	2,110	2,471	2,322	2,309	2,327

Income from non-financial services (net) and other operating income	10	(11)	15	12	4	5	(2)	0
Operating expenses	(835)	(847)	(846)	(897)	(904)	(932)	(943)	(968)
General administrative expenses	(738)	(744)	(749)	(792)	(801)	(830)	(836)	(862)
Personnel	(527)	(535)	(531)	(566)	(568)	(581)	(589)	(602)
Other administrative expenses	(210)	(209)	(218)	(226)	(233)	(248)	(247)	(260)
Depreciation and amortisation	(97)	(103)	(97)	(105)	(103)	(102)	(107)	(106)

Net operating income	1,126	1,064	1,312	1,225	1,571	1,395	1,364	1,360

Net loan loss provisions	(148)	(288)	(299)	(171)	(108)	(175)	(167)	(259)
Other income	34	80	(53)	(38)	45	39	(44)	24

Profit before taxes (w/o capital gains)	1,011	855	960	1,015	1,508	1,258	1,153	1,124

Tax on profit	(297)	(244)	(287)	(283)	(426)	(348)	(322)	(334)

Net profit from ordinary activity	714	611	673	732	1,082	910	831	790

Net profit from discontinued operations	40	45	31	26	—	—	—	—

Net consolidated profit (w/o capital gains)	754	656	703	758	1,082	910	831	790

Minority interests	46	58	29	42	22	25	19	22

Attributable profit to the Group (w/o capital gains)	708	599	674	717	1,060	884	812	768

Net extraordinary gains and allowances	—	—	—	674	—	—	—	—

Attributable profit to the Group	708	599	674	1,390	1,060	884	812	768

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Balance sheet
Customer loans*	170,661	183,799	196,727	207,781	212,804	221,957	225,539	235,447
Trading portfolio (w/o loans)	23,432	30,448	29,123	32,919	31,489	37,419	35,309	43,066
Available-for-sale financial assets	11,727	12,047	12,718	12,033	9,009	8,286	8,569	8,537
Due from credit institutions*	44,416	45,473	49,601	52,555	59,358	42,338	62,750	44,598
Intangible assets and property and equipment	4,003	4,328	4,589	3,880	3,991	4,338	4,411	4,460
Other assets	10,848	11,209	13,187	13,021	10,390	11,422	11,906	19,711

Total assets/liabilities & shareholders’ equity	265,087	287,304	305,947	322,188	327,040	325,759	348,484	355,819

Customer deposits*	101,260	103,024	111,747	115,537	115,017	114,607	120,794	125,185
Marketable debt securities*	24,184	26,243	28,630	31,161	32,883	38,445	39,137	40,538
Subordinated debt	1,616	1,602	2,124	1,913	1,941	1,920	1,946	1,970
Insurance liabilities	3,607	3,658	4,069	4,788	5,686	6,269	6,561	6,810
Due to credit institutions*	41,723	46,423	48,149	54,682	46,158	29,353	39,511	37,690
Other liabilities	79,412	92,871	97,406	100,061	109,500	118,792	124,509	127,700
Shareholders’ equity	13,288	13,484	13,822	14,046	15,855	16,374	16,026	15,925

Other customer funds under management	93,929	93,680	96,297	97,496	100,323	101,665	97,999	90,766

Mutual funds	77,463	76,677	78,253	77,526	78,854	78,934	75,125	67,246
Pension funds	9,047	8,887	9,201	9,950	9,980	10,118	10,116	10,464
Managed portfolios	5,948	6,460	6,864	7,125	7,913	8,462	8,143	7,577
Savings-insurance policies	1,470	1,655	1,979	2,895	3,577	4,151	4,615	5,478

Customer funds under management	220,988	224,548	238,798	246,107	250,165	256,637	259,876	258,459

(*)	Includes all stock of concept classified in the balance sheet

Other information
NPL ratio	0.56	0.54	0.55	0.53	0.51	0.51	0.56	0.63
NPL coverage	322.28	330.79	325.24	328.37	292.15	309.72	280.24	264.48

Retail Banking
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	15,339	12,310	3,028	24.6

Income from companies accounted for by the equity method	15	16	(1)	(7.0)
Net fees	6,668	5,966	701	11.8
Insurance activity	0	0	0	—

Commercial revenue	22,022	18,293	3,729	20.4

Gains (losses) on financial transactions	1,272	1,041	231	22.2

Gross operating income	23,293	19,334	3,959	20.5

Income from non-financial services (net) and other operating income	(29)	(4)	(26)	647.8
Operating expenses	(10,238)	(9,469)	(769)	8.1
General administrative expenses	(9,339)	(8,621)	(718)	8.3
Personnel	(5,603)	(5,167)	(436)	8.4
Other administrative expenses	(3,736)	(3,455)	(282)	8.2
Depreciation and amortisation	(899)	(847)	(52)	6.1

Net operating income	13,026	9,861	3,164	32.1

Net loan loss provisions	(3,390)	(2,251)	(1,139)	50.6
Other income	(296)	(228)	(69)	30.3

Profit before taxes (w/o capital gains)	9,339	7,383	1,956	26.5

			Variation
	31.12.07	31.12.06	Amount	%
Business volumes
Total assets	678,867	668,960	9,907	1.5
Customer loans	510,561	474,253	36,307	7.7
Customer deposits	308,653	288,532	20,120	7.0

Retail Banking
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	2,881	3,014	3,144	3,271	3,562	3,771	3,988	4,018

Income from companies accounted for by the equity method	5	4	3	4	4	2	3	6
Net fees	1,429	1,468	1,499	1,571	1,597	1,704	1,694	1,674
Insurance activity	(0)	0	0	0	0	(0)	(0)	(0)

Commercial revenue	4,315	4,485	4,647	4,846	5,163	5,477	5,685	5,697

Gains (losses) on financial transactions	285	272	242	242	337	265	281	389

Gross operating income	4,600	4,757	4,889	5,088	5,499	5,742	5,965	6,087

Income from non-financial services (net) and other operating income	13	(12)	14	(20)	(6)	(5)	(24)	5
Operating expenses	(2,309)	(2,309)	(2,368)	(2,483)	(2,455)	(2,518)	(2,600)	(2,665)
General administrative expenses	(2,104)	(2,094)	(2,165)	(2,258)	(2,241)	(2,298)	(2,358)	(2,442)
Personnel	(1,273)	(1,279)	(1,286)	(1,329)	(1,339)	(1,386)	(1,427)	(1,451)
Other administrative expenses	(830)	(815)	(880)	(929)	(903)	(912)	(930)	(991)
Depreciation and amortisation	(205)	(215)	(202)	(225)	(214)	(220)	(242)	(223)

Net operating income	2,304	2,437	2,535	2,585	3,038	3,220	3,341	3,427

Net loan loss provisions	(453)	(634)	(550)	(614)	(723)	(858)	(876)	(933)
Other income	(16)	(62)	(67)	(82)	19	(79)	(99)	(137)

Profit before taxes (ordinary)	1,835	1,741	1,918	1,889	2,334	2,283	2,366	2,356

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Business volumes
Total assets	635,750	665,031	647,196	668,960	674,358	686,279	672,861	678,867
Customer loans	416,371	439,652	451,730	474,253	484,443	504,273	501,890	510,561
Customer deposits	257,117	261,454	277,366	288,532	284,807	290,623	303,900	308,653

Retail Banking Continental Europe
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	7,228	5,698	1,530	26.9

Income from companies accounted for by the equity method	9	6	3	56.6
Net fees	3,241	3,001	240	8.0
Insurance activity	0	—	0	—

Commercial revenue	10,478	8,704	1,774	20.4

Gains (losses) on financial transactions	428	433	(5)	(1.1)

Gross operating income	10,906	9,138	1,769	19.4

Income from non-financial services (net) and other operating income	36	41	(5)	(12.2)
Operating expenses	(4,391)	(3,967)	(424)	10.7
General administrative expenses	(3,892)	(3,486)	(406)	11.6
Personnel	(2,639)	(2,399)	(239)	10.0
Other administrative expenses	(1,253)	(1,086)	(166)	15.3
Depreciation and amortisation	(499)	(481)	(18)	3.7

Net operating income	6,552	5,212	1,340	25.7

Net loan loss provisions	(1,487)	(1,001)	(487)	48.6
Other income	9	13	(4)	(33.9)

Profit before taxes (w/o capital gains)	5,074	4,225	849	20.1

Retail Banking Continental Europe
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,335	1,407	1,446	1,510	1,703	1,786	1,841	1,898

Income from companies accounted for by the equity method	2	0	2	2	2	2	2	3
Net fees	702	742	768	789	804	852	818	767
Insurance activity	—	—	—	—	—	0	(0)	0

Commercial revenue	2,039	2,149	2,216	2,301	2,509	2,641	2,660	2,668

Gains (losses) on financial transactions	129	113	72	119	128	108	89	104

Gross operating income	2,168	2,262	2,288	2,420	2,637	2,748	2,749	2,772

Income from non-financial services (net) and other operating income	13	(7)	17	18	10	12	2	12
Operating expenses	(964)	(984)	(984)	(1,035)	(1,051)	(1,095)	(1,112)	(1,132)
General administrative expenses	(849)	(862)	(864)	(910)	(932)	(975)	(981)	(1,003)
Personnel	(590)	(597)	(597)	(616)	(636)	(664)	(672)	(667)
Other administrative expenses	(260)	(265)	(267)	(294)	(297)	(311)	(309)	(336)
Depreciation and amortisation	(115)	(122)	(120)	(125)	(119)	(120)	(130)	(130)

Net operating income	1,217	1,271	1,322	1,403	1,596	1,665	1,640	1,652

Net loan loss provisions	(203)	(318)	(248)	(231)	(314)	(409)	(351)	(413)
Other income	(9)	52	(8)	(23)	(3)	4	(6)	13

Profit before taxes (w/o capital gains)	1,005	1,005	1,066	1,148	1,279	1,259	1,283	1,252

Retail Banking Spain
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	4,812	4,012	801	20.0

Income from companies accounted for by the equity method	9	6	3	56.6
Net fees	2,545	2,401	144	6.0
Insurance activity	0	—	0	—

Commercial revenue	7,366	6,418	948	14.8

Gains (losses) on financial transactions	390	374	16	4.3

Gross operating income	7,757	6,792	964	14.2

Income from non-financial services (net) and other operating income	14	28	(14)	(50.2)
Operating expenses	(3,198)	(2,984)	(214)	7.2
General administrative expenses	(2,834)	(2,620)	(214)	8.2
Personnel	(2,040)	(1,910)	(130)	6.8
Other administrative expenses	(794)	(710)	(84)	11.8
Depreciation and amortisation	(364)	(364)	(0)	0.0

Net operating income	4,572	3,836	736	19.2

Net loan loss provisions	(726)	(671)	(55)	8.2
Other income	20	42	(21)	(51.2)

Profit before taxes (w/o capital gains)	3,867	3,207	660	20.6

Retail Banking Spain
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	936	989	1,014	1,073	1,120	1,181	1,228	1,283

Income from companies accounted for by the equity method	2	0	2	2	2	2	2	3
Net fees	552	593	615	640	643	671	631	601
Insurance activity	—	—	—	—	—	0	(0)	0

Commercial revenue	1,490	1,582	1,631	1,715	1,765	1,853	1,861	1,886

Gains (losses) on financial transactions	115	106	71	82	120	94	81	95

Gross operating income	1,605	1,688	1,702	1,797	1,886	1,948	1,942	1,981

Income from non-financial services (net) and other operating income	10	(10)	15	12	5	6	(1)	4
Operating expenses	(735)	(746)	(743)	(760)	(778)	(800)	(811)	(810)
General administrative expenses	(646)	(653)	(652)	(670)	(689)	(711)	(717)	(718)
Personnel	(472)	(479)	(474)	(484)	(499)	(512)	(518)	(512)
Other administrative expenses	(174)	(174)	(177)	(186)	(190)	(199)	(199)	(206)
Depreciation and amortisation	(89)	(94)	(92)	(90)	(89)	(89)	(94)	(92)

Net operating income	880	932	974	1,050	1,113	1,154	1,131	1,176

Net loan loss provisions	(137)	(229)	(157)	(148)	(148)	(212)	(156)	(210)
Other income	(2)	59	(16)	0	7	11	(2)	5

Profit before taxes (w/o capital gains)	742	762	801	903	971	952	973	970

Retail Banking Portugal
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	708	637	72	11.2

Income from companies accounted for by the equity method	—	—	—	—
Net fees	308	310	(2)	(0.6)
Insurance activity	—	—	—	—

Commercial revenue	1,016	947	70	7.4

Gains (losses) on financial transactions	44	28	16	58.6

Gross operating income	1,061	975	86	8.8

Income from non-financial services (net) and other operating income	(8)	(11)	3	(24.0)
Operating expenses	(497)	(487)	(10)	2.1
General administrative expenses	(429)	(425)	(4)	1.0
Personnel	(285)	(276)	(9)	3.3
Other administrative expenses	(144)	(149)	5	(3.2)
Depreciation and amortisation	(68)	(62)	(6)	9.1

Net operating income	556	477	79	16.5

Net loan loss provisions	(21)	(41)	20	(48.6)
Other income	(20)	(8)	(12)	138.7

Profit before taxes (w/o capital gains)	515	428	87	20.3

Retail Banking Portugal
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	155	163	161	158	174	179	178	177

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	81	77	76	76	78	79	77	73
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	236	240	237	234	253	258	255	250

Gains (losses) on financial transactions	9	(3)	1	21	9	13	10	13

Gross operating income	245	237	237	255	262	271	265	263

Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)	(2)	(2)	(2)
Operating expenses	(113)	(118)	(118)	(138)	(123)	(122)	(122)	(129)
General administrative expenses	(99)	(103)	(102)	(121)	(107)	(106)	(105)	(111)
Personnel	(66)	(67)	(67)	(75)	(70)	(70)	(71)	(74)
Other administrative expenses	(32)	(36)	(35)	(46)	(37)	(36)	(34)	(38)
Depreciation and amortisation	(15)	(15)	(15)	(17)	(16)	(17)	(17)	(18)

Net operating income	129	116	117	116	136	147	141	131

Net loan loss provisions	3	(22)	(19)	(3)	6	(18)	1	(10)
Other income	(5)	(4)	10	(10)	(11)	(9)	(6)	5

Profit before taxes (w/o capital gains)	127	90	108	102	131	120	137	127

Other information

Spread	2.85	2.84	2.80	2.79	2.73	2.73	2.69	2.70

Spread loans	1.66	1.63	1.56	1.53	1.46	1.43	1.35	1.37
Spread deposits	1.19	1.21	1.24	1.26	1.27	1.30	1.34	1.33

Retail Banking United Kingdom (Abbey)
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	2,326	2,097	229	10.9

Income from companies accounted for by the equity method	2	3	(1)	(32.4)
Net fees	1,005	995	10	1.0
Insurance activity	0	0	0	—

Commercial revenue	3,333	3,095	238	7.7

Gains (losses) on financial transactions	438	423	15	3.5

Gross operating income	3,771	3,518	253	7.2

Income from non-financial services (net) and other operating income	51	42	9	20.8
Operating expenses	(1,907)	(1,940)	33	(1.7)
General administrative expenses	(1,813)	(1,835)	22	(1.2)
Personnel	(1,035)	(1,048)	13	(1.2)
Other administrative expenses	(778)	(787)	9	(1.2)
Depreciation and amortisation	(94)	(105)	11	(10.5)

Net operating income	1,915	1,620	295	18.2

Net loan loss provisions	(310)	(387)	77	(19.9)
Other income	17	(1)	18	—

Profit before taxes (w/o capital gains)	1,622	1,232	390	31.6

Retail Banking United Kingdom (Abbey)
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	507	521	531	538	572	580	594	580

Income from companies accounted for by the equity method	1	1	1	0	0	0	0	2
Net fees	246	248	252	249	251	261	248	245
Insurance activity	(0)	0	0	0	0	(0)	(0)	(0)

Commercial revenue	754	769	784	787	823	841	843	826

Gains (losses) on financial transactions	108	75	117	124	131	100	105	102

Gross operating income	862	844	901	911	954	941	948	928

Income from non-financial services (net) and other operating income	16	14	11	1	14	14	14	9
Operating expenses	(493)	(472)	(485)	(490)	(492)	(477)	(476)	(461)
General administrative expenses	(466)	(445)	(462)	(462)	(467)	(452)	(451)	(442)
Personnel	(268)	(260)	(260)	(259)	(261)	(258)	(262)	(252)
Other administrative expenses	(198)	(185)	(203)	(202)	(206)	(194)	(189)	(190)
Depreciation and amortisation	(27)	(27)	(23)	(28)	(25)	(25)	(25)	(19)

Net operating income	385	386	427	423	476	478	485	475

Net loan loss provisions	(88)	(115)	(103)	(80)	(81)	(80)	(80)	(69)
Other income	(1)	(1)	1	(0)	5	5	5	2

Profit before taxes (w/o capital gains)	295	270	325	343	400	403	410	409

Other information

Spread	1.81	1.84	1.84	1.89	1.97	2.01	2.01	1.98

Spread loans	0.72	0.73	0.70	0.69	0.69	0.69	0.65	0.61
Spread deposits	1.09	1.11	1.14	1.20	1.28	1.32	1.36	1.37

Retail Banking United Kingdom (Abbey)
Million pound sterling

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	1,591	1,430	161	11.3

Income from companies accounted for by the equity method	1	2	(1)	(32.2)
Net fees	687	678	9	1.3
Insurance activity	0	0	0	—

Commercial revenue	2,280	2,110	170	8.0

Gains (losses) on financial transactions	300	289	11	3.8

Gross operating income	2,579	2,399	180	7.5

Income from non-financial services (net) and other operating income	35	29	6	21.2
Operating expenses	(1,304)	(1,323)	19	(1.4)
General administrative expenses	(1,240)	(1,251)	11	(0.9)
Personnel	(708)	(714)	7	(0.9)
Other administrative expenses	(532)	(537)	5	(0.9)
Depreciation and amortisation	(64)	(72)	7	(10.2)

Net operating income	1,310	1,105	205	18.6

Net loan loss provisions	(212)	(264)	52	(19.6)
Other income	12	(1)	12	—

Profit before taxes (w/o capital gains)	1,109	840	269	32.1

Retail Banking United Kingdom (Abbey)
Million pound sterling

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	348	358	361	362	383	394	404	410

Income from companies accounted for by the equity method	1	1	0	0	0	0	0	1
Net fees	169	170	172	168	169	177	169	173
Insurance activity	(0)	0	0	0	0	0	(0)	0

Commercial revenue	517	529	533	530	552	571	573	584

Gains (losses) on financial transactions	74	51	80	84	88	68	72	72

Gross operating income	591	581	613	614	640	639	644	656

Income from non-financial services (net) and other operating income	11	10	7	1	9	10	10	6
Operating expenses	(338)	(325)	(330)	(330)	(330)	(324)	(324)	(326)
General administrative expenses	(320)	(306)	(314)	(311)	(313)	(307)	(307)	(313)
Personnel	(184)	(179)	(177)	(175)	(175)	(175)	(178)	(179)
Other administrative expenses	(136)	(127)	(138)	(136)	(138)	(131)	(129)	(134)
Depreciation and amortisation	(18)	(19)	(16)	(19)	(17)	(17)	(17)	(14)

Net operating income	264	266	290	285	319	325	330	336

Net loan loss provisions	(61)	(79)	(70)	(54)	(55)	(54)	(54)	(49)
Other income	(1)	(1)	1	(0)	3	3	3	2

Profit before taxes (w/o capital gains)	203	185	221	231	268	274	279	289

Retail Banking Latin America
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	5,785	4,516	1,269	28.1

Income from companies accounted for by the equity method	4	7	(3)	(45.7)
Net fees	2,421	1,970	451	22.9
Insurance activity	—	—	—	—

Commercial revenue	8,210	6,493	1,717	26.4

Gains (losses) on financial transactions	406	185	221	119.7

Gross operating income	8,616	6,678	1,938	29.0

Income from non-financial services (net) and other operating income	(117)	(88)	(29)	33.4
Operating expenses	(3,940)	(3,562)	(379)	10.6
General administrative expenses	(3,635)	(3,301)	(334)	10.1
Personnel	(1,930)	(1,720)	(210)	12.2
Other administrative expenses	(1,705)	(1,581)	(124)	7.9
Depreciation and amortisation	(306)	(261)	(45)	17.2

Net operating income	4,559	3,029	1,530	50.5

Net loan loss provisions	(1,593)	(863)	(730)	84.5
Other income	(322)	(239)	(83)	34.5

Profit before taxes (w/o capital gains)	2,643	1,926	717	37.2

Retail Banking Latin America
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,039	1,086	1,167	1,223	1,288	1,405	1,553	1,539

Income from companies accounted for by the equity method	2	2	1	2	1	(0)	1	2
Net fees	481	479	478	533	541	591	628	662
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,522	1,568	1,646	1,758	1,830	1,995	2,182	2,203

Gains (losses) on financial transactions	48	84	53	(1)	77	58	86	184

Gross operating income	1,570	1,652	1,699	1,757	1,907	2,053	2,269	2,387

Income from non-financial services (net) and other operating income	(16)	(19)	(13)	(39)	(30)	(31)	(40)	(16)
Operating expenses	(852)	(852)	(899)	(959)	(911)	(945)	(1,012)	(1,072)
General administrative expenses	(789)	(786)	(839)	(887)	(842)	(871)	(925)	(997)
Personnel	(415)	(422)	(429)	(454)	(442)	(463)	(493)	(532)
Other administrative expenses	(373)	(365)	(410)	(433)	(400)	(408)	(432)	(465)
Depreciation and amortisation	(63)	(66)	(60)	(72)	(69)	(75)	(87)	(75)

Net operating income	703	781	787	759	966	1,077	1,216	1,300

Net loan loss provisions	(162)	(200)	(198)	(303)	(327)	(369)	(445)	(452)
Other income	(6)	(114)	(61)	(58)	16	(88)	(98)	(153)

Profit before taxes (w/o capital gains)	534	466	528	398	655	620	673	695

Retail Banking Latin America
Million dollars

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	7,916	5,661	2,255	39.8

Income from companies accounted for by the equity method	5	9	(4)	(40.7)
Net fees	3,313	2,470	843	34.1
Insurance activity	—	—	—	—

Commercial revenue	11,234	8,140	3,095	38.0

Gains (losses) on financial transactions	555	231	323	139.8

Gross operating income	11,789	8,371	3,418	40.8

Income from non-financial services (net) and other operating income	(160)	(110)	(50)	45.6
Operating expenses	(5,392)	(4,465)	(927)	20.8
General administrative expenses	(4,973)	(4,138)	(836)	20.2
Personnel	(2,640)	(2,156)	(484)	22.5
Other administrative expenses	(2,333)	(1,982)	(352)	17.7
Depreciation and amortisation	(418)	(327)	(91)	27.9

Net operating income	6,238	3,797	2,441	64.3

Net loan loss provisions	(2,180)	(1,082)	(1,098)	101.4
Other income	(441)	(300)	(141)	46.8

Profit before taxes (w/o capital gains)	3,617	2,414	1,203	49.8

Retail Banking Latin America
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,249	1,362	1,482	1,567	1,687	1,890	2,127	2,211

Income from companies accounted for by the equity method	3	3	1	2	2	(0)	1	3
Net fees	578	601	609	683	709	795	860	949
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,829	1,966	2,092	2,253	2,399	2,685	2,989	3,162

Gains (losses) on financial transactions	58	105	68	1	101	78	118	257

Gross operating income	1,887	2,070	2,160	2,254	2,500	2,763	3,107	3,419

Income from non-financial services (net) and other operating income	(19)	(24)	(17)	(50)	(40)	(41)	(55)	(24)
Operating expenses	(1,024)	(1,069)	(1,143)	(1,229)	(1,194)	(1,273)	(1,388)	(1,537)
General administrative expenses	(948)	(987)	(1,066)	(1,137)	(1,103)	(1,173)	(1,268)	(1,429)
Personnel	(499)	(529)	(546)	(582)	(579)	(624)	(676)	(762)
Other administrative expenses	(448)	(458)	(521)	(554)	(525)	(549)	(593)	(667)
Depreciation and amortisation	(76)	(83)	(76)	(92)	(91)	(100)	(119)	(108)

Net operating income	844	977	1,000	975	1,266	1,449	1,664	1,858

Net loan loss provisions	(195)	(250)	(251)	(386)	(429)	(496)	(609)	(646)
Other income	(7)	(140)	(78)	(75)	21	(116)	(133)	(213)

Profit before taxes (w/o capital gains)	642	587	671	514	858	836	923	999

Retail Banking Brazil
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	2,161	1,541	620	40.2

Income from companies accounted for by the equity method	1	1	(0)	(22.0)
Net fees	1,052	838	213	25.4
Insurance activity	—	—	—	—

Commercial revenue	3,213	2,380	833	35.0

Gains (losses) on financial transactions	273	162	111	68.2

Gross operating income	3,486	2,543	944	37.1

Income from non-financial services (net) and other operating income	(30)	(1)	(29)	—
Operating expenses	(1,616)	(1,450)	(166)	11.4
General administrative expenses	(1,496)	(1,355)	(140)	10.4
Personnel	(751)	(677)	(74)	11.0
Other administrative expenses	(744)	(678)	(66)	9.7
Depreciation and amortisation	(120)	(95)	(25)	26.7

Net operating income	1,840	1,091	749	68.6

Net loan loss provisions	(782)	(467)	(315)	67.6
Other income	(261)	(204)	(57)	28.1

Profit before taxes (w/o capital gains)	797	421	376	89.3

Retail Banking Brazil
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement

Net interest income	383	368	372	417	463	513	588	596

Income from companies accounted for by the equity method	1	0	(0)	0	0	0	0	0
Net fees	199	201	204	235	231	262	268	291
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	583	570	575	652	694	775	857	887

Gains (losses) on financial transactions	26	78	71	(13)	19	34	38	182

Gross operating income	609	648	646	639	713	809	895	1,069

Income from non-financial services (net) and other operating income	5	6	9	(20)	(2)	(5)	(10)	(14)
Operating expenses	(356)	(352)	(367)	(376)	(374)	(387)	(410)	(445)
General administrative expenses	(333)	(330)	(345)	(348)	(347)	(358)	(377)	(414)
Personnel	(170)	(168)	(165)	(174)	(169)	(177)	(188)	(218)
Other administrative expenses	(163)	(162)	(179)	(174)	(178)	(181)	(189)	(195)
Depreciation and amortisation	(23)	(22)	(22)	(28)	(27)	(29)	(33)	(31)

Net operating income	258	302	288	243	338	416	476	610

Net loan loss provisions	(99)	(122)	(97)	(149)	(173)	(172)	(212)	(225)
Other income	1	(65)	(47)	(93)	(2)	(68)	(68)	(123)

Profit before taxes (w/o capital gains)	160	115	145	1	163	177	196	262

Other information

Spread	20.95	20.48	19.28	18.01	18.24	18.05	17.72	17.73

Spread loans	18.42	18.43	17.38	16.34	16.62	16.63	16.34	16.43
Spread deposits	2.53	2.05	1.90	1.67	1.62	1.42	1.38	1.30

Retail Banking Brazil
Million dollars

			Variation
	2007	2006	Amount	%
Income statement

Net interest income	2,956	1,931	1,025	53.1

Income from companies accounted for by the equity method	2	2	(0)	(14.8)
Net fees	1,439	1,051	388	36.9
Insurance activity	—	—	—	—

Commercial revenue	4,397	2,984	1,413	47.4

Gains (losses) on financial transactions	373	203	170	83.6

Gross operating income	4,770	3,187	1,583	49.7

Income from non-financial services (net) and other operating income	(42)	(2)	(40)	—
Operating expenses	(2,211)	(1,818)	(393)	21.6
General administrative expenses	(2,046)	(1,699)	(348)	20.5
Personnel	(1,028)	(849)	(179)	21.1
Other administrative expenses	(1,018)	(850)	(168)	19.8
Depreciation and amortisation	(165)	(119)	(46)	38.3

Net operating income	2,517	1,368	1,149	84.0

Net loan loss provisions	(1,070)	(585)	(485)	82.9
Other income	(357)	(255)	(102)	39.8

Profit before taxes (w/o capital gains)	1,090	528	563	106.7

Retail Banking Brazil
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	461	463	473	535	607	690	805	854

Income from companies accounted for by the equity method	1	1	(0)	0	0	0	0	0
Net fees	239	252	259	301	303	352	367	417
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	701	715	732	836	910	1,043	1,173	1,271

Gains (losses) on financial transactions	32	97	90	(15)	24	45	52	251

Gross operating income	732	812	822	821	935	1,088	1,225	1,522

Income from non-financial services (net) and other operating income	5	7	11	(25)	(2)	(6)	(13)	(20)
Operating expenses	(428)	(442)	(466)	(482)	(490)	(522)	(562)	(638)
General administrative expenses	(400)	(414)	(438)	(446)	(454)	(482)	(517)	(593)
Personnel	(204)	(211)	(211)	(223)	(221)	(238)	(257)	(312)
Other administrative expenses	(195)	(203)	(228)	(224)	(233)	(244)	(260)	(281)
Depreciation and amortisation	(28)	(28)	(28)	(35)	(35)	(39)	(45)	(45)

Net operating income	310	377	367	314	443	560	650	864

Net loan loss provisions	(119)	(153)	(123)	(190)	(227)	(231)	(290)	(322)
Other income	1	(79)	(59)	(118)	(3)	(90)	(92)	(171)

Profit before taxes (w/o capital gains)	193	145	184	6	213	238	268	371

Retail Banking Brazil
Million brazilian real

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	5,749	4,202	1,547	36.8

Income from companies accounted for by the equity method	3	4	(1)	(23.9)
Net fees	2,798	2,287	512	22.4
Insurance activity	—	—	—	—

Commercial revenue	8,550	6,492	2,058	31.7

Gains (losses) on financial transactions	726	442	283	64.1

Gross operating income	9,276	6,934	2,341	33.8

Income from non-financial services (net) and other operating income	(81)	(3)	(78)	—
Operating expenses	(4,300)	(3,955)	(345)	8.7
General administrative expenses	(3,979)	(3,696)	(283)	7.7
Personnel	(1,999)	(1,847)	(153)	8.3
Other administrative expenses	(1,980)	(1,849)	(131)	7.1
Depreciation and amortisation	(320)	(259)	(61)	23.6

Net operating income	4,895	2,976	1,919	64.5

Net loan loss provisions	(2,080)	(1,272)	(808)	63.5
Other income	(695)	(556)	(139)	25.0

Profit before taxes (w/o capital gains)	2,120	1,148	972	84.7

Retail Banking Brazil
Million brazilian real

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	1,010	1,012	1,027	1,153	1,279	1,372	1,552	1,545

Income from companies accounted for by the equity method	2	1	(0)	1	1	1	1	0
Net fees	525	551	562	648	638	701	705	754
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	1,536	1,564	1,589	1,802	1,918	2,074	2,258	2,300

Gains (losses) on financial transactions	69	212	195	(34)	52	90	101	482

Gross operating income	1,606	1,776	1,784	1,768	1,969	2,165	2,360	2,782

Income from non-financial services (net) and other operating income	12	16	24	(55)	(4)	(13)	(26)	(38)
Operating expenses	(938)	(967)	(1,012)	(1,039)	(1,032)	(1,036)	(1,078)	(1,154)
General administrative expenses	(876)	(905)	(952)	(962)	(957)	(958)	(992)	(1,073)
Personnel	(448)	(461)	(457)	(480)	(466)	(473)	(494)	(567)
Other administrative expenses	(428)	(444)	(495)	(482)	(492)	(485)	(498)	(505)
Depreciation and amortisation	(61)	(61)	(60)	(76)	(74)	(78)	(87)	(81)

Net operating income	680	826	796	675	933	1,116	1,255	1,590

Net loan loss provisions	(260)	(335)	(267)	(411)	(477)	(459)	(559)	(585)
Other income	3	(174)	(129)	(255)	(6)	(185)	(181)	(323)

Profit before taxes (w/o capital gains)	423	317	400	9	450	473	515	682

Retail Banking Mexico
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	1,560	1,272	289	22.7

Income from companies accounted for by the equity method	—	—	—	—
Net fees	494	394	100	25.3
Insurance activity	—	—	—	—

Commercial revenue	2,054	1,666	388	23.3

Gains (losses) on financial transactions	97	15	82	529.2

Gross operating income	2,151	1,681	470	28.0

Income from non-financial services (net) and other operating income	(18)	(50)	32	(64.2)
Operating expenses	(859)	(826)	(33)	4.0
General administrative expenses	(786)	(763)	(23)	3.0
Personnel	(392)	(356)	(36)	10.2
Other administrative expenses	(394)	(408)	14	(3.3)
Depreciation and amortisation	(72)	(62)	(10)	15.9

Net operating income	1,275	805	470	58.4

Net loan loss provisions	(457)	(197)	(259)	131.5
Other income	(16)	0	(17)	—

Profit before taxes (w/o capital gains)	802	608	194	31.9

Retail Banking Mexico
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	280	275	341	377	374	386	417	383

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)	—
Net fees	103	95	91	105	107	115	135	137
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	382	370	432	482	481	501	552	520

Gains (losses) on financial transactions	8	13	(7)	1	33	23	41	1

Gross operating income	390	383	425	483	514	524	593	521

Income from non-financial services (net) and other operating income	(11)	(15)	(12)	(13)	(15)	(9)	(12)	18
Operating expenses	(198)	(184)	(210)	(234)	(200)	(195)	(223)	(241)
General administrative expenses	(183)	(171)	(194)	(216)	(183)	(178)	(205)	(221)
Personnel	(91)	(84)	(89)	(92)	(93)	(94)	(104)	(102)
Other administrative expenses	(92)	(87)	(105)	(124)	(90)	(84)	(101)	(119)
Depreciation and amortisation	(15)	(14)	(16)	(18)	(17)	(17)	(18)	(20)

Net operating income	181	183	203	237	299	319	358	298

Net loan loss provisions	(26)	(36)	(44)	(91)	(92)	(113)	(105)	(148)
Other income	(14)	(1)	(5)	21	(2)	(3)	(15)	4

Profit before taxes (w/o capital gains)	141	146	154	167	205	204	239	154

Other information

Spread	11.62	12.21	13.64	14.20	14.39	14.25	14.41	14.02

Spread loans	8.13	9.05	10.34	10.72	10.84	10.79	10.99	10.64
Spread deposits	3.49	3.16	3.30	3.48	3.55	3.46	3.42	3.38

Retail Banking Mexico
Million dollars

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	2,135	1,594	541	33.9

Income from companies accounted for by the equity method	—	—	—	—
Net fees	675	494	182	36.8
Insurance activity	—	—	—	—

Commercial revenue	2,810	2,088	723	34.6

Gains (losses) on financial transactions	133	19	114	586.8

Gross operating income	2,944	2,107	836	39.7

Income from non-financial services (net) and other operating income	(25)	(63)	38	(60.9)
Operating expenses	(1,175)	(1,035)	(140)	13.5
General administrative expenses	(1,076)	(957)	(119)	12.4
Personnel	(537)	(446)	(91)	20.3
Other administrative expenses	(539)	(511)	(28)	5.5
Depreciation and amortisation	(99)	(78)	(21)	26.5

Net operating income	1,744	1,009	735	72.9

Net loan loss provisions	(625)	(247)	(378)	152.7
Other income	(22)	1	(23)	—

Profit before taxes (w/o capital gains)	1,097	762	335	43.9

Retail Banking Mexico
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	336	345	432	481	490	520	572	553

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)	—
Net fees	123	119	116	135	140	155	184	196
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	459	464	548	616	630	675	756	749

Gains (losses) on financial transactions	10	16	(8)	2	44	31	56	3

Gross operating income	469	480	539	618	673	706	812	752

Income from non-financial services (net) and other operating income	(13)	(18)	(15)	(16)	(19)	(13)	(16)	24
Operating expenses	(238)	(232)	(266)	(299)	(262)	(263)	(306)	(345)
General administrative expenses	(220)	(214)	(246)	(277)	(240)	(240)	(281)	(316)
Personnel	(109)	(106)	(113)	(118)	(121)	(126)	(143)	(146)
Other administrative expenses	(111)	(109)	(133)	(158)	(118)	(114)	(138)	(169)
Depreciation and amortisation	(18)	(17)	(20)	(23)	(22)	(23)	(25)	(29)

Net operating income	218	230	258	303	393	430	490	431

Net loan loss provisions	(32)	(45)	(56)	(115)	(121)	(151)	(144)	(209)
Other income	(17)	(2)	(6)	26	(3)	(4)	(20)	5

Profit before taxes (w/o capital gains)	169	183	196	214	269	274	327	227

Retail Banking Mexico
Million new mexican peso

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	23,328	17,364	5,964	34.3

Income from companies accounted for by the equity method	—	—	—	—
Net fees	7,379	5,379	2,000	37.2
Insurance activity	—	—	—	—

Commercial revenue	30,707	22,743	7,964	35.0

Gains (losses) on financial transactions	1,457	211	1,245	588.9

Gross operating income	32,163	22,954	9,209	40.1

Income from non-financial services (net) and other operating income	(270)	(687)	418	(60.8)
Operating expenses	(12,837)	(11,278)	(1,559)	13.8
General administrative expenses	(11,756)	(10,425)	(1,330)	12.8
Personnel	(5,865)	(4,860)	(1,005)	20.7
Other administrative expenses	(5,891)	(5,565)	(325)	5.8
Depreciation and amortisation	(1,081)	(852)	(229)	26.9

Net operating income	19,057	10,990	8,067	73.4

Net loan loss provisions	(6,828)	(2,694)	(4,134)	153.5
Other income	(242)	7	(249)	—

Profit before taxes (w/o capital gains)	11,986	8,303	3,684	44.4

Retail Banking Mexico
Million new mexican peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	3,562	3,841	4,717	5,244	5,395	5,660	6,265	6,008

Income from companies accounted for by the equity method	—	—	—	—	0	(0)	(0)	—
Net fees	1,306	1,328	1,274	1,470	1,545	1,687	2,017	2,130
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	4,868	5,169	5,991	6,715	6,940	7,347	8,281	8,138

Gains (losses) on financial transactions	104	178	(92)	21	479	332	614	31

Gross operating income	4,972	5,348	5,899	6,735	7,419	7,679	8,895	8,169

Income from non-financial services (net) and other operating income	(142)	(204)	(166)	(176)	(214)	(140)	(175)	259
Operating expenses	(2,519)	(2,584)	(2,913)	(3,262)	(2,881)	(2,861)	(3,348)	(3,746)
General administrative expenses	(2,332)	(2,391)	(2,689)	(3,013)	(2,639)	(2,609)	(3,076)	(3,431)
Personnel	(1,155)	(1,179)	(1,239)	(1,287)	(1,336)	(1,374)	(1,566)	(1,589)
Other administrative expenses	(1,177)	(1,212)	(1,450)	(1,726)	(1,303)	(1,236)	(1,510)	(1,842)
Depreciation and amortisation	(187)	(192)	(224)	(249)	(242)	(252)	(272)	(315)

Net operating income	2,311	2,560	2,820	3,298	4,324	4,679	5,371	4,683

Net loan loss provisions	(338)	(501)	(607)	(1,248)	(1,328)	(1,648)	(1,573)	(2,279)
Other income	(181)	(24)	(68)	280	(35)	(45)	(221)	58

Profit before taxes (w/o capital gains)	1,792	2,035	2,145	2,330	2,961	2,986	3,578	2,462

Retail Banking Chile
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	979	840	139	16.5

Income from companies accounted for by the equity method	(3)	1	(4)	—
Net fees	267	241	27	11.0
Insurance activity	—	—	—	—

Commercial revenue	1,244	1,082	162	14.9

Gains (losses) on financial transactions	4	(3)	7	—

Gross operating income	1,248	1,079	169	15.6

Income from non-financial services (net) and other operating income	(20)	(11)	(9)	79.5
Operating expenses	(531)	(494)	(37)	7.5
General administrative expenses	(479)	(448)	(31)	7.0
Personnel	(296)	(285)	(11)	4.0
Other administrative expenses	(183)	(163)	(20)	12.3
Depreciation and amortisation	(52)	(46)	(6)	12.1

Net operating income	697	574	123	21.4

Net loan loss provisions	(197)	(113)	(84)	74.7
Other income	55	(8)	64	—

Profit before taxes (w/o capital gains)	556	453	102	22.5

Retail Banking Chile
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	186	231	236	188	202	242	270	265

Income from companies accounted for by the equity method	0	0	0	0	(0)	(1)	(1)	(0)
Net fees	60	60	60	60	62	65	69	71
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	246	292	296	248	265	306	337	336

Gains (losses) on financial transactions	10	(12)	(12)	11	23	(9)	(3)	(7)

Gross operating income	256	279	284	259	288	297	334	329

Income from non-financial services (net) and other operating income	(3)	(4)	(2)	(3)	(5)	(5)	(5)	(6)
Operating expenses	(114)	(123)	(123)	(134)	(118)	(134)	(141)	(138)
General administrative expenses	(102)	(105)	(115)	(125)	(107)	(121)	(123)	(128)
Personnel	(61)	(69)	(70)	(85)	(65)	(75)	(77)	(79)
Other administrative expenses	(41)	(37)	(46)	(40)	(41)	(46)	(46)	(50)
Depreciation and amortisation	(12)	(18)	(7)	(9)	(11)	(13)	(17)	(10)

Net operating income	140	153	160	122	165	158	189	185

Net loan loss provisions	(28)	(34)	(26)	(24)	(32)	(31)	(57)	(77)
Other income	(2)	(18)	(29)	40	12	18	14	12

Profit before taxes (w/o capital gains)	110	101	105	138	145	145	146	120

Other information

Spread	6.86	7.11	6.97	6.94	7.28	6.97	7.50	7.46

Spread loans	5.07	5.07	4.95	4.91	5.08	5.14	5.27	5.22
Spread deposits	1.79	2.04	2.02	2.03	2.20	1.83	2.23	2.24

Retail Banking Chile
Million dollars

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	1,340	1,053	287	27.2

Income from companies accounted for by the equity method	(4)	1	(5)	—
Net fees	366	302	64	21.2
Insurance activity	—	—	—	—

Commercial revenue	1,702	1,357	345	25.4

Gains (losses) on financial transactions	6	(4)	9	—

Gross operating income	1,708	1,353	355	26.2

Income from non-financial services (net) and other operating income	(28)	(14)	(14)	95.9
Operating expenses	(726)	(619)	(107)	17.3
General administrative expenses	(655)	(561)	(94)	16.8
Personnel	(405)	(357)	(48)	13.5
Other administrative expenses	(250)	(204)	(46)	22.6
Depreciation and amortisation	(71)	(58)	(13)	22.4

Net operating income	954	720	234	32.5

Net loan loss provisions	(269)	(141)	(128)	90.7
Other income	76	(10)	86	—

Profit before taxes (w/o capital gains)	760	568	192	33.8

Retail Banking Chile
Million dollars

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	223	289	300	242	265	326	369	380

Income from companies accounted for by the equity method	0	1	0	0	(0)	(2)	(2)	(0)
Net fees	73	75	76	77	82	88	94	102
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	296	365	376	320	347	412	462	482

Gains (losses) on financial transactions	12	(15)	(15)	14	31	(11)	(4)	(10)

Gross operating income	308	350	362	334	377	400	458	472

Income from non-financial services (net) and other operating income	(3)	(4)	(3)	(4)	(6)	(7)	(7)	(8)
Operating expenses	(137)	(154)	(156)	(171)	(154)	(180)	(193)	(199)
General administrative expenses	(123)	(132)	(147)	(160)	(140)	(163)	(169)	(184)
Personnel	(73)	(86)	(89)	(109)	(86)	(101)	(106)	(113)
Other administrative expenses	(49)	(46)	(58)	(51)	(54)	(62)	(63)	(71)
Depreciation and amortisation	(14)	(22)	(10)	(11)	(15)	(18)	(24)	(14)

Net operating income	168	191	203	158	217	213	259	266

Net loan loss provisions	(34)	(43)	(33)	(31)	(41)	(42)	(77)	(108)
Other income	(2)	(22)	(36)	50	15	24	19	17

Profit before taxes (w/o capital gains)	132	127	133	177	190	195	201	174

Retail Banking Chile
Million chilean peso

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	700,080	558,750	141,330	25.3

Income from companies accounted for by the equity method	(2,102)	754	(2,856)	—
Net fees	191,129	160,113	31,016	19.4
Insurance activity	—	—	—	—

Commercial revenue	889,106	719,617	169,489	23.6

Gains (losses) on financial transactions	3,019	(1,908)	4,927	—

Gross operating income	892,125	717,709	174,416	24.3

Income from non-financial services (net) and other operating income	(14,631)	(7,583)	(7,048)	93.0
Operating expenses	(379,184)	(328,197)	(50,987)	15.5
General administrative expenses	(342,342)	(297,625)	(44,717)	15.0
Personnel	(211,500)	(189,241)	(22,258)	11.8
Other administrative expenses	(130,842)	(108,384)	(22,458)	20.7
Depreciation and amortisation	(36,842)	(30,572)	(6,271)	20.5

Net operating income	498,310	381,930	116,381	30.5

Net loan loss provisions	(140,706)	(74,935)	(65,772)	87.8
Other income	39,534	(5,533)	45,067	—

Profit before taxes (w/o capital gains)	397,138	301,462	95,676	31.7

Retail Banking Chile
Million chilean peso

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	117,431	152,198	161,148	127,973	143,353	171,987	192,671	192,069

Income from companies accounted for by the equity method	236	303	160	56	(168)	(950)	(937)	(47)
Net fees	38,227	39,794	41,136	40,955	44,236	46,167	48,911	51,814
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	155,894	192,295	202,445	168,984	187,422	217,204	240,645	243,835

Gains (losses) on financial transactions	6,277	(7,810)	(7,874)	7,499	16,536	(6,346)	(1,999)	(5,172)

Gross operating income	162,171	184,485	194,571	176,482	203,958	210,858	238,645	238,664

Income from non-financial services (net) and other operating income	(1,590)	(2,366)	(1,382)	(2,245)	(3,456)	(3,598)	(3,425)	(4,151)
Operating expenses	(72,230)	(81,170)	(84,074)	(90,722)	(83,450)	(95,049)	(100,385)	(100,301)
General administrative expenses	(64,619)	(69,538)	(78,807)	(84,661)	(75,475)	(85,731)	(87,979)	(93,157)
Personnel	(38,647)	(45,293)	(47,782)	(57,519)	(46,211)	(53,267)	(55,004)	(57,018)
Other administrative expenses	(25,972)	(24,245)	(31,025)	(27,142)	(29,264)	(32,465)	(32,975)	(36,139)
Depreciation and amortisation	(7,611)	(11,632)	(5,267)	(6,062)	(7,975)	(9,318)	(12,406)	(7,143)

Net operating income	88,351	100,949	109,115	83,515	117,052	112,211	134,835	134,212

Net loan loss provisions	(17,906)	(22,545)	(17,971)	(16,512)	(22,413)	(22,129)	(40,563)	(55,601)
Other income	(1,104)	(11,559)	(19,377)	26,507	8,182	12,516	10,117	8,719

Profit before taxes (w/o capital gains)	69,340	66,845	71,767	93,509	102,820	102,598	104,389	87,331

Global Wholesale Banking
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	1,492	1,241	251	20.2

Income from companies accounted for by the equity method	—	—	—	—
Net fees	919	646	273	42.2
Insurance activity	—	—	—	—

Commercial revenue	2,411	1,887	524	27.8

Gains (losses) on financial transactions	491	690	(199)	(28.9)

Gross operating income	2,902	2,577	324	12.6

Income from non-financial services (net) and other operating income	(29)	(33)	4	(12.0)
Operating expenses	(944)	(767)	(177)	23.1
General administrative expenses	(853)	(699)	(155)	22.2
Personnel	(543)	(447)	(96)	21.6
Other administrative expenses	(310)	(252)	(59)	23.2
Depreciation and amortisation	(91)	(68)	(23)	33.0

Net operating income	1,928	1,777	151	8.5

Net loan loss provisions	(65)	(307)	242	(78.8)
Other income	(33)	(45)	11	(25.4)

Profit before taxes (w/o capital gains)	1,830	1,425	405	28.4

			Variation
	31.12.07	31.12.06	Amount	%
Business volumes
Total assets	166,979	153,005	13,974	9.1
Customer loans	52,975	47,948	5,027	10.5
Customer deposits	45,082	42,194	2,887	6.8

Global Wholesale Banking
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	284	320	358	279	325	365	374	427

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	156	143	196	151	325	190	182	223
Insurance activity	—	—	—	—	—	—	—	—

Commercial revenue	440	463	554	430	650	555	556	650

Gains (losses) on financial transactions	237	5	256	191	281	193	53	(36)

Gross operating income	677	468	810	622	931	748	609	614

Income from non-financial services (net) and other operating income	(9)	(8)	(8)	(9)	(7)	(8)	(6)	(9)
Operating expenses	(187)	(178)	(187)	(215)	(207)	(216)	(229)	(292)
General administrative expenses	(169)	(161)	(172)	(196)	(186)	(193)	(205)	(269)
Personnel	(106)	(102)	(107)	(132)	(116)	(121)	(124)	(181)
Other administrative expenses	(63)	(60)	(64)	(65)	(70)	(72)	(81)	(88)
Depreciation and amortisation	(17)	(16)	(16)	(19)	(21)	(23)	(24)	(23)

Net operating income	482	282	615	398	717	524	374	313

Net loan loss provisions	(47)	(65)	(137)	(58)	44	26	(22)	(114)
Other income	37	16	(44)	(53)	34	(42)	(23)	(2)

Profit before taxes (w/o capital gains)	472	233	433	286	795	508	329	198

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Business volumes
Total assets	142,395	140,837	146,675	153,005	154,173	160,879	173,315	166,979
Customer loans	34,161	36,087	44,510	47,948	45,508	47,172	47,540	52,975
Customer deposits	46,520	43,242	47,188	42,194	42,117	42,936	41,914	45,082

Asset Management and Insurance
Million euros

			Variation
	2007	2006	Amount	%
Income statement
Net interest income	52	35	17	49.6

Income from companies accounted for by the equity method	—	—	—	—
Net fees	423	423	0	0.1
Insurance activity	319	257	62	24.3

Commercial revenue	795	715	80	11.2

Gains (losses) on financial transactions	19	4	15	349.8

Gross operating income	814	719	95	13.2

Income from non-financial services (net) and other operating income	(1)	(0)	(1)	551.4
Operating expenses	(260)	(231)	(29)	12.4
General administrative expenses	(241)	(214)	(26)	12.3
Personnel	(128)	(109)	(19)	17.6
Other administrative expenses	(113)	(106)	(7)	6.8
Depreciation and amortisation	(19)	(17)	(2)	14.3

Net operating income	553	487	66	13.5

Net loan loss provisions	(0)	0	(0)	—
Other income	(16)	(15)	(1)	3.9

Profit before taxes (w/o capital gains)	537	472	65	13.7

			Variation
	31.12.07	31.12.06	Amount	%
Business volumes
Total assets	18,071	15,667	2,404	15.3
Customer loans	22	171	(148)	(87.1)
Customer deposits	1	0	1	—

Asset Management and Insurance
Million euros

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Income statement
Net interest income	7	9	9	10	10	15	13	13

Income from companies accounted for by the equity method	—	—	—	—	—	—	—	—
Net fees	100	101	103	119	101	104	105	114
Insurance activity	56	69	64	68	80	86	83	70

Commercial revenue	163	179	176	198	191	205	201	197

Gains (losses) on financial transactions	2	(0)	2	1	2	2	16	0

Gross operating income	165	178	177	199	193	207	217	197

Income from non-financial services (net) and other operating income	(0)	0	0	(1)	0	0	(3)	2
Operating expenses	(53)	(54)	(54)	(70)	(60)	(52)	(55)	(93)
General administrative expenses	(50)	(51)	(53)	(61)	(55)	(48)	(50)	(88)
Personnel	(27)	(26)	(26)	(30)	(27)	(27)	(30)	(44)
Other administrative expenses	(23)	(24)	(27)	(32)	(28)	(22)	(20)	(44)
Depreciation and amortisation	(3)	(4)	(1)	(9)	(6)	(4)	(5)	(6)

Net operating income	111	124	123	128	133	155	160	105

Net loan loss provisions	0	(0)	0	0	(0)	0	(0)	(0)
Other income	(1)	(2)	(8)	(4)	(4)	1	(20)	7

Profit before taxes (w/o capital gains)	110	122	115	124	129	156	139	112

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07
Business volumes
Total assets	9,835	10,337	11,476	15,667	17,796	18,297	19,036	18,071
Customer loans	162	158	164	171	142	224	255	22
Customer deposits	1	2	1	0	0	5	10	1

NPL ratio
%

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Continental Europe*	0.84	0.80	0.81	0.80	0.80	0.79	0.84	0.90

Santander Branch Network	0.56	0.55	0.57	0.57	0.56	0.57	0.66	0.65
Banesto	0.46	0.45	0.43	0.42	0.42	0.42	0.43	0.47
Santander Consumer Finance	2.41	2.46	2.57	2.57	2.66	2.78	2.81	2.84
Portugal*	1.57	1.34	1.38	1.25	1.16	1.27	1.30	1.25

United Kingdom (Abbey)	0.64	0.63	0.64	0.60	0.55	0.55	0.58	0.60

Latin America	1.71	1.77	1.65	1.38	1.50	1.61	1.77	1.87

Brazil	2.76	3.06	2.82	2.38	2.62	2.70	2.79	2.74
Mexico	0.69	0.89	0.90	0.64	0.83	1.05	1.09	1.20
Chile	2.15	1.90	1.78	1.59	1.70	1.88	2.08	2.11

Operating Areas*	0.88	0.85	0.84	0.80	0.80	0.81	0.87	0.94

Spain	0.56	0.54	0.55	0.53	0.51	0.51	0.56	0.63

(**)	2006 data were drawn up on the basis of 2007 information

NPL coverage
%

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Continental Europe*	221.71	227.60	224.57	223.80	202.49	210.80	196.09	188.08

Santander Branch Network	299.75	313.42	298.84	295.80	298.79	291.13	254.09	248.11
Banesto	392.62	393.44	399.94	396.13	393.19	385.51	369.08	332.92
Santander Consumer Finance	124.43	119.46	113.83	114.10	114.43	113.13	103.72	95.69
Portugal*	117.28	126.90	127.76	129.67	127.55	120.53	118.53	117.39

United Kingdom (Abbey)	79.32	81.98	84.18	85.88	81.38	78.40	74.08	65.84

Latin America	183.37	167.53	166.55	167.29	160.00	150.57	139.16	134.41

Brazil	126.24	109.28	106.61	102.78	98.77	101.72	102.15	101.46
Mexico	335.91	251.48	240.83	279.19	241.35	216.93	210.43	192.25
Chile	165.07	174.22	168.01	152.62	147.57	132.02	121.04	118.45

Operating Areas*	175.07	175.01	175.03	176.49	164.03	167.04	156.53	149.32

Spain	322.28	330.79	325.24	328.37	292.15	309.72	280.24	264.48

(**)	2006 data were drawn up on the basis of 2007 information

Spreads loans and deposits
%

	Q1 ’06	Q2 ’06	Q3 ’06	Q4 ’06	Q1 ’07	Q2 ’07	Q3 ’07	Q4 ’07
Santander Branch Network
Spread loans	1.39	1.29	1.31	1.28	1.25	1.26	1.24	1.32
Spread deposits	1.71	1.87	1.95	2.16	2.22	2.43	2.70	2.66

SUM	3.10	3.16	3.26	3.44	3.47	3.69	3.94	3.98

Retail Banking Banesto
Spread loans	1.38	1.36	1.30	1.31	1.32	1.28	1.29	1.34
Spread deposits	1.54	1.64	1.83	1.92	2.03	2.11	2.19	2.15

SUM	2.92	3.00	3.13	3.23	3.35	3.39	3.48	3.49

Santander Consumer Finance
Spread loans	4.79	4.58	4.15	3.83	3.69	3.52	3.34	3.22

Retail Banking Portugal
Spread loans	1.66	1.63	1.56	1.53	1.46	1.43	1.35	1.37
Spread deposits	1.19	1.21	1.24	1.26	1.27	1.30	1.34	1.33

SUM	2.85	2.84	2.80	2.79	2.73	2.73	2.69	2.70

Retail Banking Abbey
Spread loans	0.72	0.73	0.70	0.69	0.69	0.69	0.65	0.61
Spread deposits	1.09	1.11	1.14	1.20	1.28	1.32	1.36	1.37

SUM	1.81	1.84	1.84	1.89	1.97	2.01	2.01	1.98

Retail Banking Brazil
Spread loans	18.42	18.43	17.38	16.34	16.62	16.63	16.34	16.43
Spread deposits	2.53	2.05	1.90	1.67	1.62	1.42	1.38	1.30

SUM	20.95	20.48	19.28	18.01	18.24	18.05	17.72	17.73

Retail Banking Mexico
Spread loans	8.13	9.05	10.34	10.72	10.84	10.79	10.99	10.64
Spread deposits	3.49	3.16	3.30	3.48	3.55	3.46	3.42	3.38

SUM	11.62	12.21	13.64	14.20	14.39	14.25	14.41	14.02

Retail Banking Chile
Spread loans	5.07	5.07	4.95	4.91	5.08	5.14	5.27	5.22
Spread deposits	1.79	2.04	2.02	2.03	2.20	1.83	2.23	2.24

SUM	6.86	7.11	6.97	6.94	7.28	6.97	7.50	7.46

Risk-weighted assets*
Million euros

	31.03.06	30.06.06	30.09.06	31.12.06	31.03.07	30.06.07	30.09.07	31.12.07

Continental Europe	224,261	243,986	253,120	258,781	258,788	273,642	281,606	289,524

Santander Branch Network	83,524	90,175	93,673	94,348	95,478	99,718	102,922	103,609
Banesto	55,413	56,929	58,776	62,845	64,887	66,944	69,818	72,052
Santander Consumer	28,405	31,810	31,465	33,713	32,936	31,576	33,143	34,771
Portugal	22,891	23,022	22,959	22,057	21,689	22,256	22,670	24,397

United Kingdom (Abbey)	105,323	100,523	96,344	97,277	90,473	89,774	94,265	90,186

Latin America	64,257	61,044	64,565	70,241	72,831	74,882	74,795	76,960

Brazil	16,811	15,303	16,082	18,200	19,484	21,106	21,996	23,016
Mexico	13,017	12,778	15,196	15,850	15,965	15,123	15,050	15,337
Chile	14,403	13,232	14,112	13,873	14,876	14,479	15,564	16,521

Operating Areas	393,841	405,552	414,029	426,299	422,092	438,298	450,667	456,671

Financial management and equity stakes	33,767	38,868	42,716	52,434	50,846	48,093	46,979	58,380

Total	427,607	444,420	456,745	478,733	472,937	486,391	497,645	515,050

(*)
The risk assets by business area have been changed, with retroactive effects, in order to register in them the savings derived from the differences of criteria between Basel and the Bank of Spain, which were previously reflected on a centralised basis.

Item 5

ACTIVITY AND RESULTS

2007

7 February 2008

Santander

ACTIVITY AND RESULTS 2007
7 February 2008

Important information 2
Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.
Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda 2007 Summary
2007 Results -Group -Business areas 2008 Conclusions and outlook Appendix
4

4

2007 Summary

Difficult environment

- Subprime
- Liquidity
- Confidence

Winners and losers in world banking

Santander is clearly one of the winning banks

By

1.- Profit

2.- EPS growth

3.- Value creation (dividend + share price)

4.- Positioning improvement

– ABN Amro: boosts business rebalance

Santander

2007 Summary Difficult environment _____ is clearly one of
Subprime the winning banks
Liquidity Confidence _____ By
1.- Profit 2.- EPS growth
Winners and 3.- Value creation (dividend + share price)
losers in world 4.- Positioning improvement banking
- ABN Amro: boosts business rebalance

5

2007 Attributable profit

EUR million

+19.3%
9,060
Total profit
7,596
950
Net capital gains
1,014
8,111 *
+23.2%
Profit excl. capital gains
6,582
2006
2007

2007 world's Top 10 by attrib. profit*

EUR million
Bank 1
13,200
Bank 2
11,200
Bank 3
10,800
Bank 4
9,900
Santander
9,060
Bank 6
8,300
Bank 7
7,800
Bank 8
7,600
Bank 9
6,600
Bank 10
6,500
... in the world's top 5 for the first time

(*) Final data or Bloomberg estimates

Santander

1 In 2007 Santander notched up a new record profit ...
2007 Attributable profit 2007 world’s Top 10 by attrib. profit*
| | | | | | EUR million EUR million Bank 1 13,200 Bank 2 11,200 +19.3%9,060 Bank 3 10,800 Total profit7,596950 Net capital1,014 Bank 4 9,900 gains Santander 9,060 8,111 * Profit excl. +23.2%Bank 6 8,300 capital 6,582 gains Bank 7 7,800 Bank 8 7,600 ... in the world’s top 5 20062007 Bank 9 6,600 for the first
| | | | | | (*).- Including EUR 60 million due to ABN impact (net _____ Bank 10 6,500 time between profit and financing costs)
(*) Final data or Bloomberg estimates

6

2 EPS without capital gains increased 21.4% ...

EPS (Euros)

EPS with capital gains
+17.5%
1.22
1.43
EPS w/o capital gains
+21.4%
1.05
1.28
2006
2007

Note: To calculate 2007 EPS, the number of shares corresponding to "Valores Santander" are included as of the issuing date

EPS* growth

% var. 2007 /2006
Bank 1 24,1%
Santander 21.4%
Bank 3 15.8%
Bank 4 11.6%
Bank 5 10.3%
Bank 6 9.4%
Bank 7 9.0%
Bank 8 8.4%
Bank 9 6.5%
Bank 10 5.4%
Bank 11 2.1%
Bank 12 1.4%
Bank 13 -3.6%
Bank 14 -3.9%
Bank 15 -7.7%
Bank 16 -8.1%
Bank 17 -28.1%
Bank 18 -28.8%
Bank 19 -83.6%
Bank 20 -84,7%
Bank 21 +/-

... among the Top 3 of our peer group**

(*) Real data or Bloomberg estimates in local currency.

Santander

2 EPS without capital gains increased 21.4% ...
EPS (Euros) EPS* growth
% var. 2007 /2006 Bank 1 24,1% Santander21.4% +17.5% Bank 3 15.8% EPS with 1.43 Bank 4 11.6% capital gainsBank 510.3% 1.22 Bank 6 9.4% Bank 79.0% Bank 88.4% +21.4%1.28 Bank 9 6.5% EPS w/o Bank 10 5.4% capital gains 1.05 Bank 11 2.1% Bank 12 1.4% Bank 13-3.6% Bank 14-3.9% Bank 15-7.7% 20062007 Bank 16 -8.1% Bank 17 -28.1% ... among the Note: To calculate 2007 EPS, the number of _____ Bank 18 -28.8% Top 3 of our shares corresponding to “Valores _____ Bank 19 -83.6% peer group** Santander” are included as of the issuing _____ Bank 20 -84,7% date _____ Bank 21 +/-
(*) Real data or Bloomberg estimates in local currency.
(**) Large banks that due to their size, characteristics and/or degree of direct competition are the reference group to beat: Banco Itaú, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Credit Agricole, HBOS, HSBC, Intesa Sanpaolo, JP Morgan, Lloyds, Mitsubishi, Nordea, Royal Bank of Canada, RBS, Societe Generale, UBS, Unicredito, Wells Fargo.

7

Quarterly EPS*

Euro cents
+26%
23.9
27.6
27.7
26.2
28.9
33.2
33.9
33.0(1)
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

(1).- ex-ABN. Including it, net impact: 31.9 cents

Quarterly profit*

EUR million
+26%
1,493
1,723
1,731
1,635
1,802
2,074
2,113
2,061(1)
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

(1).- ex-ABN. Including it, net impact: 2,121 million

(*) Excluding net capital gains and extraordinary allowances

Santander

2 ... with solid performance vs. competitors: recurrent profit above EUR 2.0 billion for the third straight quarter ...
Quarterly EPS* Quarterly profit*
Euro cents _____ EUR million
+26%
(1) +26%
33.2 33.9 33.0
2,07
4 2,113 (1)
2,061
28.9 27.6
27.7 26.2 1,802
1,723 1,731 23.9 1,635 1,493
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4
(1).- ex-ABN. Including it, net impact: 31.9 cents (1).- ex-ABN. Including it, net impact: 2,121 million
(*) Excluding net capital gains and extraordinary allowances

8

3 Profit growth + pay-out policy allow …

Dividend per share (EUR)

+25%
+25%
+25%
0.33
0.42
0.52
0.65
2004
2005
2006
2007

Yield o/ average quotation

3.8%
4.2%
4.3%
4.7%
2004
2005
2006
2007

Santander

3 Profit growth + pay-out policy allow ...
Dividend per share (EUR)
0.65
+25%
+25% 0.52 +25% 0.42
... a 25% 0.33 increase in
dividend per 2004 2005 2006 2007
share for the
Yield o/ average quotation
third straight year 4.7%
4.2% 4.3% 3.8% 2004 2005 2006 2007
(*) Yield (%) = Year-end dividend over average share price for the whole year
9

9

… surpassing banking indices

+18%
+12%
SAN
DJS Banks*

+22%
+14%
SAN
DJS Banks*

+22%
+10%
SAN
DJS Banks*

(*) Dow Jones Stoxx Banks: Index of 65 European Banks

Santander

3 Dividend + share price (Total Shareholder Return) place Santander among the top of our peer group ...
15 years 5 years 3 years 5º 4º 2º
... surpassing banking indices
+22% +22% +18% +14% +12%
+10%
SAN DJS Banks* SAN DJS Banks* SAN DJS Banks*
(*) Dow Jones Stoxx Banks: Index of 65 European Banks

10

4 Also in 2007 Santander improved its strategic positioning

ABN Amro operation: acquired and sold assets

Initial acquisition

- Latam Businesses: Brazil, Uruguay, Paraguay
  - Excl. global customers
- Antonveneta Gr. (Italy)
- Interbank and DMC (cash from previous ABN sale)
- 27.9% shared assets

Initial investment: € 19.9 Bn.

Assets sold

- ATV: 9.0 Bn
- Interbank: 100 mill
- Interbanca: ~ 1 Bn (e)

Divestment: € 10.1 Bn

Business acquisition from partners

- Global customers Brazil

Investment: € 750 mill

RETAINED ASSETS

- Brazil
- Uruguay
- Paraguay
- 27.9% shared assets (for sale)

INVESTMENT : € 10.5 Bn

Santander

4 Also in 2007 Santander improved its strategic positioning
ABN Amro operation: acquired and sold assets
Assets sold
RETAINED ASSETS Initial acquisition ATV: 9.0 Bn
Br
azil
Latam Businesses: Interbank: 100 mill
Uruguay Brazil, Uruguay, 1 Bn
Interbanca: ~(e)
Paraguay Paraguay -Excl. global customers _____ Divestment: 27.9% shared assets € 10.1 Bn (for sale) Antonveneta Gr. (Italy)
Interbank and DMC (cash from previous ABN sale) Business acquisition from partners
27.9% shared assets INVESTMENT :
€ 10.5 Bn
Initial investment: Global customers € 19.9 Bn. Brazil
Investment: € 750 mill

11

70%
65%
60%
55%
50%
45%
40%
35%
30%
Cost / income ratio
0%
5%
10%
15%
20%
25%
Market share
ATV
ATV,
incl. synergies
Abbey
2005
Abbey
Portugal
Spain
Chile
Brazil,
standalone
Brazil, proforma
incl. synergies
Mexico

... which would have been very difficult with Antonveneta

Santander

4 Our strategy allows us to take businesses to the “good” quadrant: strong positions with good efficiency ratios ...
70% 65% Abbey 2005 60% ATV 55% Abbey ATV,
incl. synergies
50%
Spain 45% Portugal
Chile
40% Cost / income ratio Brazil, 35% standalone
Brazil, proforma Mexico incl. synergies
30%
0% 5% 10% 15% 20% 25%
Market share
... which would have been very difficult with Antonveneta

Agenda
2007 Summary 2007 Results -Group -Business areas 2008 Conclusions and outlook Appendix

13

2007 key highlights:

1 High profit, sustainable and of quality

2 Strong "recurrent" revenues

3 Further efficiency improvement

4 Loan-loss provisions in line with forecasts

5 Maintaining high balance sheet strength

Santander

2007 key highlights:
1
High profit, sustainable and of quality
2 3 4 Strong _____ Further _____ Loan-loss “recurrent” efficiency _____ provisions in line revenues _____ improvement _____ with forecasts
5
Maintaining high balance sheet strength

2007 key highlights. Quality profit 14
1 High “vertical” quality of the income statement
Change EUR Mill. 2007 2006
Amount %
Gross operating income 27,074 22,333 +4,741 +21.2 Operating expenses -12,208 -11,045 -1,162 +10.5 Net operating income 14,821 11,218 +3,604 +32.1
Loan-loss provisions -3,470 -2,467 -1,002 +40.6 Net op. income net of LLPs 11,352 8,750 +2,601 +29.7 Attr. profit (exc. ABN & cap. gains) 8,051 6,582 +1,468 +22.3
ABN’s* net contribution 60 — +60 —
Attr. profit (excl. capital gains) 8,111 6,582
+1,528 +23.2
Net capital gains 950 1,014 -64 -6.3
Attr. profit (incl. capital gains) 9,060 7,596 +1,464 +19.3
(*) Including EUR 141 million in revenues and EUR 81 million in financing costs net of taxes

15

2007 key highlights. Revenues (ex-ABN)

2 Solid increase of the most recurrent revenues ...

EUR Mill.	2007	Var. o/ 2006 Amount	Var. o/ 2006 %
Net int. inc. ex-divid.	15,003	+2,927	+24.2
Dividends	413	+9	+2.3
Equity method results	300	-127	-29.7
Fees & commiss.	8,040	+1,016	+14.5
Insurance	319	+66	+26.2
Comm. revenues	**24,076**	**+3,892**	**+19.3**
Trading gains	2,998	+849	+39.5
Gross op. inc.	**27,074**	**+4,741**	**+21.2**

... due to greater lending with better spreads ...

Var o/ Dec. 2006 excl. exchange rate impact

+12%
+12%
Loans
Deposits
3.52
3.80
Spread 2006
Spread 2007

... and greater activity and customer linkage

Year-on-year change (e)

+6%
+8%
+11%
Total
Current
Linked
+1.5 mill. linked cust.

Santander

2007 key highlights. Revenues (ex-ABN) 15
2 Solid increase of the most recurrent revenues ...
Var. o/ 2006 ... due to greater lending with
EUR Mill. 2007 Amount % better spreads ...
Var o/ Dec. 2006 excl. exchange rate impact
Net int. inc. ex-divid. 15,003 +2,927 +24.2 3.80 +12% +12% 3.52 Dividends 413 +9 +2.3 Equity method results 300 -127 -29.7 Spread _____ Spread Loans _____ Deposits 2006 2007
Fees & commiss. 8,040 +1,016 +14.5
... and
greater activity and
Insurance 319 +66 +26.2 customer linkage
Year-on-year change (e)
+1.5 mill.
Comm. revenues 24,076 +3,892 +19.3 +11% linked cust.
+8%
Trading gains 2,998 +849 +39.5+6% Gross op. inc. 27,074 +4,741 +21.2Total _____ Current _____ Linked

16

2007 key highlights. Revenues (ex-ABN)

Net interest income (excl. dividends) + fees and insurance activity

EUR billion
Fees & commiss. + insurance activity
Net interest income (excl. dividends)
3.8
4.0
4.4
4.6
4.6
4.7
4.9
5.1
5.6
5.8
5.9
6.1
1.4
1.5
1.7
1.8
1.7
1.8
1.8
1.9
2.1
2.1
2.0
2.1
2.4
2.5
2.7
2.8
2.9
2.9
3.1
3.2
3.5
3.7
3.9
4.0
Q1'05
Q2
Q3
Q4
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Santander

2007 key highlights. Revenues (ex-ABN) 16
2 Solid revenue performance, increasing quarter after quarter for the last three years
Net interest income (excl. dividends) + fees and insurance activity
EUR billion 5.9 6.1 5.6 5.8 5.1 4.7 4.9 2.1 4.4 4.6 4.6 2.1 2.0 4.0 2.1 3.8 1.8 1.9 1.8 1.7 1.8 Fees & commiss. + 1.7 1.4 1.5 insurance activity
4.0 3.9 3.7 3.5 3.1 3.2
Net interest income 2.92.9 2.72.8 (excl. dividends)2.42.5
Q1’05 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4

17

2007 key highlights. Efficiency ratio (ex-ABN)

"Jaws"

% year-on-year change

+17.1
+9.7 p.p.
+7.4
+21.2
+10.7 p.p.
+10.5
Revenues
Expenses
Revenues
Expenses
2006
2007

Group's efficiency ratio (%)

52.9
48.6
44.2
2005
2006
2007
Santander is the bank improving the most among its peers*

Efficiency ratio vs. peer group

Var. in percentage points

-4.3
-1.7
-4,4
-0,2
SAN
Average*
SAN
Average*
2006/2005
2007/2006

Santander

2007 key highlights. Efficiency ratio (ex-ABN) 17
3 Revenues and costs management maintains the “jaws” wide open and further efficiency improvement
“Jaws” Group’s efficiency ratio (%)
% year-on-year change 52.9
Santa
nder is the bank improving the most
48.6
+21.2 among its peers*
44.2
+17.1 +10.7 p.p. +9.7 p.p. 2005 2006 2007
+10.5
Efficiency ratio vs. peer group
+7.4
Var. in percentage points
-4.3 -4,4
-1.7
-0,2
Revenues _____ Expenses _____ Revenues Expenses 2006 2007 SAN Average* SAN Average*
2006/2005 2007/2006
(**) Large banks that due to their size, characteristics and/or degree of direct competition are the reference group to beat: Banco Itaú, Bank of America, Barclays, BBVA, BNP Paribas, Citigroup, Credit Agricole, HBOS, HSBC, Intesa Sanpaolo, JP Morgan, Lloyds, Mitsubishi, Nordea, Royal Bank of Canada, RBS, Societe Generale, UBS, Unicredito, Wells Fargo.

18

2007 key highlights. Loan-loss provisions

Loan-loss provisions

EUR million
+41%
3,470
Drive
2,467
+24%
Ex-Drive
2,467
3,064
2006
2007

EUR million
+32.1%
14,821
Net operating income "gross"
11,218
Loan-loss provisions
+29.7%
Net operating income net of loan-loss provisions
8,750
11,352
2006
2007

Santander

2007 key highlights. Loan-loss provisions 18
4 Good performance of revenues and costs allows the higher loan-loss provisions to be absorbed ...
Loan-loss provisions ...and produce an excellent increase in NET OPERATING INCOME NET of LLPs
EUR million _____ EUR million +32.1% 14,821 +41% 3,470
Drive Net operating 11.218 income “gross”
2,467
Loan-loss
+24%+29.7% provisions Ex-Drive 3,064Net operating 11,352 2,467 income net of 8,750 loan-loss provisions 200620072006 2007

19

2007 key highlights. Loan-loss provisions detail

Loan-loss provisions* by geographic area

EUR million

	Specific**				Generic			
	2007	2006	Var.		2007	2006	Var.	
Europe	1,042	388	+654	Drive's consolidation: 407 mill	469	910	-441	GB&M: -288 mill.
Abbey	474	379	+95		-161	8	-169	
LatAm	1,527	934	+593	Brazil: +255 mill. Mexico: +270 mill.	139	-56	+194	Brazil: +81 mill. Mexico: -18 mill. Chile: +156 mill.
Other	90	-1	+91		-9	9	-18	
Total	**3,132**	**1,700**	**+1,432**		**438**	**871**	**-433**	

(*) Excluding country-risk. Positive data: provisions; negative data: release

Santander

2007 key highlights. Loan-loss provisions detail 19
4 Higher LLPs due to greater lending, change of mix, Drive’s consolidation and higher risk premiums in some markets
Loan-loss provisions* by geographic area
EUR million
Specific** Generic 2007 2006 Var. 2007 2006 Var.
Drive’s Europe 1,042 388 +654 consolidation: 469 910 -441 GB&M: -288 mill. 407 mill Abbey 474 379 +95 -161 8 -169
Brazil: +81 mill. Brazil: +255 mill.
LatAm 1,527 934 +593 139 -56 +194 Mexico: -18 mill.
Mexico: +270 mill.
Chile: +156 mil
l.
Other 90 -1 +91 -9 9 -18 Total 3,132 1,700 +1,432 438 871 -433
(*) Excluding country-risk. Positive data: provisions; negative data: release (**) Specific loan-loss provisions are reduced by written-off assets recoveries

20

2007 key highlights. Balance sheet

5 Balance sheet strength

Medium-low and predictable risk profile

- High RISK QUALITY
  - **91% retail** lending
  - **Diversify well** by markets and products
  - **NPLs at minimum levels** with high coverage

- Minimal exposure to **complex structured products**

  WITHOUT IMPACT ON RESULTS

Careful balance sheet management

- COMFORTABLE LIQUIDITY :
  - Very **limited** use of **short term** financing

  Moreover ...
  - ... BCE financing **available: approx. EUR 30 bn.**

- High SOLVENCY RATIO :
  - **Core capital > 6%**
  - **Hedging** to maintain capital base

Strength within an environment of increasing uncertainty

Santander

2007 key highlights. Balance sheet 20 5 Balance sheet strength
Medium-low and predictable Careful balance sheet risk profile management
High RISK QUALITY COMFORTABLE LIQUIDITY :
- 91% retail lending — Very limited use of short term financing — Well diversify by markets and products Moreover ...
- NPLs at minimum levels with high coverage — ... BCE financing available: approx. EUR 30 bn.
Minimal exposure to complex structured High SOLVENCY RATIO :
products - Core capital > 6%
WITHOUT IMPACT ON RESULTS - Hedging to maintain capital base
Strength within an environment of increasing uncertainty

21

2007 key highlights. Balance sheet strength

Total loans:
91% Total Retail Banking

GB&M
9%
SCF
8%
Other
Retail
banking
83%

Total loans:
5% in non-investment grade countries

Other*
1%
Latam
11%
Other
Europe
5%
Portugal
6%
Spain
45%
UK
32%

(*) USA: 0.7%

Santander

2007 key highlights. Balance sheet strength 21
5 Low risk loan portfolio due to its retail nature and diversification ...
Total loans: Total loans:
91% Total Retail Banking 5% in non-investment grade countries
Other* Latam 1% 11% Other
GB&M SCF Europe
9% 8% 5% Portugal
6% Spain 45%
Other
UK
Retail
32% banking 83%
(*) USA: 0.7%

22

2007 key highlights. Balance sheet strength

5 … and with high quality collateral

Spain Mortgages

	Dec-07 Portfolio	Dec-07 %
Residential mortgages (1)	66,737	27.9%
First home	63,818	96%
Second home & Other	2,920	4%
Promotion Loan (2)	16,569	6.9%
Total (1)+(2)	83,306	34.9%
Total Credit Risk Spain	238,847	100.0%

Average LTV: 49.8%

Average affordability rate: 29.4%

Abbey Mortgages

	Dec-07 Portfolio	Dec-07 %
Residential mortgages (1)	143,004	86.3%
First home	141,085	98.7%
Second home & Other	1,919	1.3%
Social housing	7,861	4.7%
Total (1)+(2)	150,865	91.1%
Total Credit Risk Spain	165,619	100.0%

Average LTV: 46.3%

Multiple income: x3.1

Santander

2007 key highlights. Balance sheet strength 22 5... and with high quality collateral Spain Mortgages _____ Dec-07
Average LTV:
Portfolio _____ % 49.8% Residential mortgages (1) 66,737 27.9% First home 63,818 96% Second home & Other 2,920 4% Average Promotion Loan (2) 16,569 6.9% affordability Total (1)+(2) 83,306 34.9%
rate: 2
9.4%
Total Credit Risk Spain 238,847 100,0% 100.0 Abbey Mortgages _____ Dec-07
Average LTV:
Portfolio _____ %
Residential mortgages (1) 86.3% 46.3%
143,004
First home 141,085 98.7% Second home & Other 1,919 1.3%
Social housing7,8614.7%Multiple income: Total (1)+(2)150,86591.1% x3.1 Total Credit Risk Spain 165,619 100.0% 100,0%

23

2007 key highlights. Balance sheet strength

5 High risk quality

Group NPLs and coverage ratios ...

179%
151%
0.82%
0.95%
Dec '06*
Dec '07

... comparing favourably with international standards

NPLs
Coverage ratio
0.95%
>2%
151%
<85%
SAN
European banks**
SAN
European banks**

Larger volume of generic allowances in 2007

EUR Mill.
8,627
9,302
Generic
5,667
6,027
Specific
2,960
3,275
Dec. 2006
Dec. 2007

Santander

2007 key highlights. Balance sheet strength 23 5 High risk quality
Larger volume of Group NPLs and coverage ratios ... generic allowances in 2007
179% EUR Mill.
151%
9,302
0.95% 8,627 0.82% Dec ‘06* Dec ‘07
6,027
... comparing favourably with Generic 5,667 international standards NPLs _____ Coverage ratio >2% 151% <85% Specific 2,960 3,275 0.95%
SAN _____ European _____ SAN _____ European _____ Dec. 2006 Dec. 2007 banks** banks**
(*) In like-for-like terms with 2007 (in Q1’07 criteria change in Portugal). Published ratios in 2006: NPLs (0.78%); NPLs coverage ratio (187%) (**) Average of European Banks included in our peer group

24

2007 key highlights. Balance sheet strength

5 Minimal exposure to complex structured products …

… WITHOUT IMPACT ON RESULTS

Santander

2007 key highlights. Balance sheet strength 24
5 Minimal exposure to complex structured products ...
No exposure to subprime mortgages Low volume of
structured products Very limited exposure subject to
Mark-to-Model ... WITHOUT Minimal exposure to Hedge Funds, IMPACT Asset Backed Securities, monoliners, ON RESULTS Conduits/ABCP markets,...
Sensible use of credit risk transfer mechanisms

25

2007 key highlights. Balance sheet strength

Balance sheet 'structurally' liquid as a retail bank …

- **Latam balance sheet:**

Loans < Deposits

- **Ex-Latam balance sheet:**

Loans net of securitisations — **Financed by:**
- 75% deposits, capital and other
- 25% Medium / long term debt

- **Adequate financing structure €/$/£**
  - **Distribution of Dec. 2007 issues**
    - 35% Securitisations
    - 24% Senior MTM
    - 17% Covered bonds
    - 9% Subordinated
    - 3% Prefer.
    - 5% Other M/L term
    - 7% C. Paper and Notes

Average maturity of medium /long term portfolio*: 4.4 years

… with easy access to liquidity markets

- **Strength of Santander ratings (AA/AA/Aa1).**
  - Within the worst scenario (Q4'07), we issued: subordinated (€ 4Bn); covered bonds (€ 1.5Bn)
- **Low short term financing**
  - Dec'07: 7%
- **Available high discounting capacity in the Group:**
  - Approx. EUR 30 billion

Comfortable liquidity

(*) Excluding securitisations

Santander

2007 key highlights. Balance sheet strength 25
5 Santander’s liquidity positioning allows us to manage its cost and respond to our customers’ lending demands
Balance sheet ‘structurally’ liquid as a ... with easy access to liquidity retail bank ... markets
Latam balance sheet: Strength of Santander ratings (AA/AA/Aa1).
Loans < Deposits
- Within the worst scenario (Q4’07), we
Ex-Latam balance sheet: issued
: subordinated (€ 4Bn); covered Financed by: bonds (€ 1.5Bn)
Loans net of
75% deposits, capital and other
securitisations Low short term financing
25% Medium / long term debt
- Dec’07: 7%
Available high discounting capacity
Adequate financing structure €/$/£ in the Group:
Distribution of Dec. 2007 issues
- Approx. EUR 30 billion
35% Securitisations 24% Senior MTM Average maturity 17% Covered bonds of medium /long 9% Subordinated term portfolio*: Comfortable 3% Prefer. 4.4 years 5% Other M/L term liquidity
7% C. Paper and Notes (*) Excluding securitisations

26

2007 key highlights. Balance sheet strength

5 High solvency ratio: Core Capital at target levels

Efficient use of capital

Scheduled capital increase cancelled

Capital ratios

BIS Ratio
12.49%
12.66%
Tier I
7.42%
7.71%
Core capital
5.91%
6.25%
Dec'06
Dec'07

Furthermore, the Group has additional sources of capital …

Santander

2007 key highlights. Balance sheet strength 26
5 High solvency ratio: Core Capital at target levels
Efficient use of capital _____ Capital ratios Producing high ordinary profit (pay- 12.66%
BIS Ratio 12.49% out 50%)
Active management of loan portfolio:
-Investments (ABN) € 20 billion -Divestments* € 11 billion 7.71% Tier I 7.42% Balance sheet optimisation: -Real estate sales** € 4.4 billion _____ Core capital 5.91% 6.25% Scheduled capital increase cancelled Dec’06 Dec’07
Furthermore, the Group has additional sources of capital ...
Unrealised capital gains (e): € 4 billion
Generic provisions: € 6 billion New environment BIS II
(*) Antonveneta, Interbank, Intesa Sanpaolo, Latin America pension plans (**) Including sale of Santander Financial City in January 2008

27

2007 key highlights. Balance sheet strength

Capital gains net of taxes	
EUR million	
Real estate*	1,076
LatAm pensions	622
Intesa Sanpaolo	566
BPI Portugal	84
Total	**2,348**

Allocations net of taxes	
EUR million	
Sovereign value adjustment	737
Brazil customer purchase	351
Special allocations to retirement plans	242
Portugal write-downs	68
Total	**1,398**

2007 net impact on attributable profit: +950 million

Santander

2007 key highlights. Balance sheet strength 27
5 In 2007 Santander reinforced its capacity to produce recurrent profits via divestments in non-core businesses
Capital gains net of taxes Allocations net of taxes
EUR million EUR million
Real estate* 1,076 Sovereign value adjustment 737 LatAm pensions 622 Brazil customer purchase 351
Special allocations
Intesa Sanpaolo 566 to retirement plans 242
BPI Portugal 84 Portugal write-downs 68
Total 2,348 Total 1,398
2007 net impact on attributable profit: +950 million
(*) Brick project, lots 2,3,4 and 5. Excluding lot 1 (Santander Financial City) sold in January, obtaining capital gains of approx. EUR 605 million

28

2007 key highlights. Balance sheet strength

Capital hedge of foreign subsidiaries in structured options …

Business unit	Book value (EUR billion)	Hedge (%)
UK	5.1	100%
Brazil BS	3.5	100%
Brazil BR *	3.0	100%
Mexico	2.7	100%
Chile	2.0	100%

… and also active hedging of subsidiaries' results: Latam, USA and UK

* Temporary estimate of Banco Real book value

Santander

2007 key highlights. Balance sheet strength 28
5 Conservative management of capital hedging in order to preserve the capital base
Capital hedge of foreign subsidiaries in structured options ...
Business unit Book value Hedge (%)
(EUR billion)
... and also
UK 5.1 100% active hedging Brazil BS 3.5 100% of subsidiaries’
Brazil BR * 3.0 100% results: Latam, USA and UK
Mexico 2.7 100% Chile 2.0 100%
* Temporary estimate of Banco Real book value

Agenda
2007 Summary 2007 Results -Group -Business areas 2008 Conclusions and outlook Appendix

PRINCIPAL SEGMENTS

31

Principal segments results

Geographic segments (attributable profit*)

Continental Europe (4,423 mill. €)
Latin America (2,666 mill. €)
32%
53%
15%
United Kingdom-Abbey (1,201 mill. €)

Geographic segments growth (attributable profit)

% var. 2007 / 2006
In EUR
Continental Europe (euro)
+27%
+27%
Abbey (sterling)
+20%
+20%
Latin America (dollar)
+27%
+17%

(*) Excluding net capital gains and extraordinary allowances

Santander

Principal segments results 31
All principal segments contribute to profit growth: high “horizontal” quality
Geographic segments Geographic segments growth (attributable profit*) (attributable profit)
% var. 2007 / 2006
Continental In EUR
Europe
Latin America (4,423 mill. €) Continental (2,666 mill. €) Europe
+27% +27% (euro) 32% 53% Abbey +20% +20% (sterling) 15% Latin United Kingdom- America +27% +17% Abbey (1,201 mill. €) (dollar)
High diversification: 9 units / countries All operating areas increase by over 20% generating over EUR 500 mill. per year in the currencies used to manage business
(*) Excluding net capital gains and extraordinary allowances

32

Continental Europe

2007 Key highlights

- **Retail business:**
  - Focus on customer linkage:

+5%
+9%
Total
Linked

  - Focus on profitability rather than volume
  - Mortgage deceleration. Boost personal banking, SMEs, companies
- **Global businesses:**
  - Greater integration (IT, risk and organisation)
  - Advancing in supporting retail businesses: boost Private Banking, Global Cards,…
- **Commercial networks expansion**
  - Branches: +204; ATMs: +249
- **Efficiency ratio improvement**: -2.0 p.p. (38.8%)

Attrib. profit**: EUR 4,423 mill.

Var. 2007 / 2006 (%)
Gross op. income
+20%
Expenses*
+14%
Net op. income
+24%
Attr. profit
+27%

Net operating income

EUR million
Total
Global businesses
Europe Retail
1,487
1,440
1,738
1,605
2,098
1,948
1,909
1,832
1,217
1,271
1,322
1,403
1,596
1,665
1,640
1,652
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

(*) Personnel + administrative expenses + depreciation and amortisation

(**) Excluding net capital gains and extraordinary allowances

Santander

Continental Europe
2007 Key highlights Attrib. profit**: EUR 4,423 mill.
Var. 2007 / 2006 (%)
Retail business:
+9% Gross op.
+20%
Focus on customer+5% income - linkage: Expenses* +14% Total Linked - Focus on profitability rather than volume _____ Net op.
+24%
income - Mortgage deceleration. Boost personal banking, SMEs, companies _____ Attr. profit +27%
Global businesses: Net operating income
- Greater integration (IT, risk and organisation) EUR million 2,098
1,948
1,
9091,832
- Advancing in supporting retail businesses: 1,7381,605 boost Private Banking, Global Cards,... Total1,4871,440
Global businesses 1,665 1,640 1,652
Commercial networks expansion 1,596
1,403 1,322
- Branches: +204; ATMs: +249 1,271
Europe 1,217 Retail
Efficiency ratio improvement: -2.0 p.p. (38.8%) Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4
(*) Personnel + administrative expenses + depreciation and amortisation (**) Excluding net capital gains and extraordinary allowances

2007 Europe: Main units 33 EUR mill. and % o/ 2006
Solid and diversified growth: recurrent profit above 20% in all units
Gross operating income: Net operating income: Attributable profit*: 12,843 mill.; +20% 7,786 mill.; +24% 4,423 mill.; +27%
SAN Branch 4,747 +14% 2,863 +18% 1,806+20% Network Banesto 2,282 +15% 1,312 +24% 668 +14% [+24%]**
Santander Consumer
2,638 +45% 1,867 +55% 719 +27%
Finance ***
Portugal 1,214 +10% 672 +18% 511 +21% Other **** 1,332 1,962 +22% 829 1.072 +6% 601 719 +83% GB&M _____ GB&M _____ GB&M
(*) Excluding net capital gains and extraordinary allowances (**) Results from ordinary activity
(***) Including Drive. Ex-Drive: gross operating income +7%; net op. income +6% and attributable profit +8% (****) Banif, Asset Management and Insurance and Global Banking & Markets

34

United Kingdom– Abbey
Mill. £

2007 Key highlights

- **Retail business:**
  - **Partenón** improves customers' global view and its segmentation
  - Strengthening of product range: mortgages, investment and wealth management
  - Focus on profitability rather than volume
- **Global businesses:** launching of Abbey cards, synergies in other global projects…

- **Reaching 2007 targets…**
- **… surpassing the 3 year Plan**

… and moving toward a "full service commercial bank"

Group's attributable profit: £ 822 mill. (EUR 1,201 mill.)

Results (Var 2007 / 2006)
Gross op. income
+7%
Expenses*
-3%
Net op. income
+18%
Attr. profit
+20%

Net operating income (£ mill.)

(*) Personnel + administrative expenses + depreciation and amortisation

Santander

United Kingdom- Abbey 34 Mill. £
Group’s attributable profit: 2007 Key highlights
£ 822 mill. (EUR
1,201 mill.)
Retail business: Results (Var 2007 / 2006)
- Partenón improves customers’ global view and Gross op. income +7% its segmentation
- Strengthening of product range: mortgages, Expenses* -3% investment and wealth management
-Focus on profitability rather than volume _____ Net op. income +18% Global businesses: launching of Abbey cards, Attr. profit +20% synergies in other global projects...
Net operating income (£ mill.)
325 330 334
Reaching 2007 targets... 319 290 285 ... surpassing the 3 year Plan 264 265
... and moving toward a “full service commercial bank”
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4
(*) Personnel + administrative expenses + depreciation and amortisation

35

United Kingdom– Abbey

Results

- **Focus on spreads** (net interest income +11%) and further costs reduction

Volume

Var. o/ Dec '06 in £ and local criteria
+8%
+5%
+34%
Loans
Deposits
Mutual F.

Total spread

1.85
1.99
2006
2007

Revenues and expenses

Base 100: Q1'06
100
98
104
104
107
107
108
111
Revenues
100
96
98
98
96
94
94
97
Expenses
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Efficiency ratio

55.1
50.1
2006
2007

- **Loan-loss provisions:** decreasing due to refocus on UPLs business

Net operating income

EUR million
Provisions
Net of LLPs
1,104
840
+18%
-19%
+30%
1,308
1,095
2006
2007

Activity

Net new mortgages

£ Bill.
+12%
7.8
8.8
2006
2007

Spread stock: -8 bp

Gross new personal loans

£ Bill.
2.3
cahoot
0.8
1.5
-54%
1.0
0.1
0.9
2006
2007

Spread stock: +94 bp

Net deposits flow / investment business

£ Bill.
+111%
2.3
1.2
1.1
4.9
1.7
3.2
2006
2007
Retail deposits
API*

Spread stock: +12 bp

Account openings "adults"

(000s).
+8%
237
256
2006
2007

Balances spread: +89 bp**

Santander

United Kingdom- Abbey Results _____ Activity
Focus on spreads (net interest income +11%) Gross new personal and further costs reduction Net new mortgages loans Volume Total spread £ Bill. +12% £ Bill.
8.8 2.3 Var. o/ Dec ‘06 in £ and local criteria -54% 7.8 +34% 1.99
+8% 1.85 cahoot 0.8
+5%
1,0
0,1
Loans Deposits Mutual F. 2006 2007 1,5
0.9
Revenues and expenses _____ Efficiency ratio 2006 2007 2006 2007 Base 100: Q1’06Spread stock: -8 bpSpread stock: +94 bp
108 111 104 104 107 107 Revenues 55.1 100 98 Net deposits flow / Account openings 50.1 investment business “adults” Expenses 100 97
98[98] 96 9694 94 £ Bill. +111%
4.9 (000s). +8% 256
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 2006 2007 1.7 237 Net operating income 2.3
3.2
Loan-loss EUR million 1,308 1.2 +18% provisions: 1,104 1.1 -19%
decreasing due to _____ Provisions 2006 2007 2006 2007 refocus on UPLs +30% 1,095 Retail depositsAPI* Net of LLPs 840 business Spread stock: +12 bp _____ Balances spread**: +89 bp 2006 2007
(*) API (Annual Premium Income) measures flows impacting on revenues and fees (**) Spread relating to balances of adults

36

Total Latin America

2007 Key highlights

- **Retail businesses:**
  - Focus on capturing and linkage: +2.7 mill. new customers; +1.1 mill. linked
  - Boost anchor products
    - +2.5 mill. cards; +1.1 mill. payrolls
    - +3.0 mill. insurance; +0.9 mill. consumer credit
- **Global businesses:**
  - Boost cards, insurance and asset management
  - AFPs sale (business with low impact on results)
- **High activity**: +20% loans, +21% savings**
  - Loans to individual customers and SMEs: +27%
- **Strong investment in installed capacity**
- **Further efficiency improvement**: -5.2 p.p. (41.8%)

Attrib. profit: US$ 3,648 mill.

Var. 2007 / 2006 (%)
Gross op. income
+36%
Expenses*
+21%
Net op. income
+50%
Attr. profit***
+27%

Net operating income

US$ Mill.
Total
Global businesses
LatAm. Retail
1,232
1,278
1,409
1,390
1,723
1,981
2,031
2,212
844
977
1,000
975
1,266
1,449
1,684
1,858
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

(*) Personnel + administrative expenses + depreciation and amortisation

(**) Excluding exchange rates impact

(***) Net profit before minority interests: +30%

Santander

Total Latin America
2007 Key highlights Attrib. profit: US$ 3,648 mill.
Var. 2007 / 2006 (%)
Retail businesses:
Gross op.
+36%
- Focus on capturing and linkage: +2.7 mill. new income customers; +1.1 mill. linked
Expenses* +21% — Boost anchor products
+2.5 mill. cards; +1.1 mill. payrolls Net op.
+50% income
+3.0 mill. insurance; +0.9 mill. consumer credit Attr. profit*** +27% Global businesses: — Boost cards, insurance and asset management
Net o
perating income
- AFPs sale (business with low impact on results)
2,212
US$ Mill.
1,981 2,031
High activity**: +20% loans, +21% savings
1,723
- Loans to individual customers and SMEs: +27%
1,40
9 1,390
Strong investment in installed capacity Total1,232 1,278

Global 1,858 businesses 1,664
Further efficiency improvement: -5.2 p.p. 1,449
1,266 1,000
(41.8%) LatAm. 977 975
844
Retail
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3
Q4
(*) Personnel + administrative expenses + depreciation and amortisation (**) Excluding exchange rates impact (***) Net profit before minority interests: +30%

2007 Latin America main countries 37
US$ Mill. and % o/ 2006
Strong growth of revenues in all countries with costs under control.
Increased LLPs due to greater lending and change of mix
Gross operating income: Net operating income: Attributable profit: 14,210 mill.; +36% 7,947 mill.; +50% 3,648 mill.; +27%
Brazil 6,001 +42% 3,466 +60% 1,239 +32% Mexico 3,404 +33% 2,060 +54% 894 +35% Chile 2,060 +23% 1,223 +27% 743 +21%* Other 2,300 +35% 939 +46% 549 +16% countries Santander Private 446 +32% 258 +29% 223 +28%
Banking
(*) Net profit (before minorit
y interests): +29%

2007 Financial Management and Equity Stakes (ex - ABN)
EUR mill.

38

Lower contribution to the Group's results

Attributable profit* from Finan. Mgmt. & Equity St.

-178
-61
-239
2006
2007

Total impact on profit -61

* Excluding net capital gains and extraordinary allowances

Santander

2007 Financial Management and Equity Stakes (ex — ABN) 38 EUR mill.
Lower contribution to the Group’s results
Attributable profit* from Main developments 2007 / 2006 :
Finan. Mgmt. & Equity St.
- Lower net interest income due to higher financing costs -361
-239 — FX hedge in results +450 -178 -61
- Higher expenses (global projects, sponsorships, depreciation and amortisations) -187
- Other results (equity method results, lower country-risk releases, trading gains, higher minority interests, discontinued operations ...) +37
2006 2007
Total impact on profit -61
* Excluding net capital gains and extraordinary allowances

SECONDARY SEGMENTS

40

Secondary Segments results

Business segments (PBT)

EUR mill.
Retail Banking
(9,339)
80%
GB&M
(1,830)
16%
4%
Asset Mgmt.
& Insurance
(537)
84%
retail

Business segments growth (PBT)

% var. 2007 / 2006
Retail Banking
+26%
Global Banking & Markets
+28%
Asset Mgmt. & Insurance
+14%
Total operating areas
+26%

Santander

Secondary Segments results 40
All secondary segments contribute to profit growth: high “horizontal” quality
Business segments
Business segments growth (PBT) (PBT)
EUR mill. % var. 2007 / 2006
Retail Banking Retail
+26%
(9,339) Banking
GB&M _____ Global (1,830) Banking & +28% 80% Markets 16%
Asset Mgmt. 4%Asset Mgmt. +14%
& Insurance & Insurance
(537) Total 84% operating +26% retail areas

41

Secondary Segments results

% var. 2007/2006

Retail Banking

Gross op. inc.
+20%
Expenses*
+8%
Net op. income
+32%
PBT**
+26%

Profit > +20% in all geographic areas

Global Banking & Markets

Gross op. inc.
+13%
Expenses*
+23%
Net op. income
+9%
PBT
+28%

78% of revenues come from customers

Asset Mgmt. & Insurance

Gross op. inc.
+13%
Expenses*
+12%
Net op. income
+13%
PBT
+14%

~3,600 mill. recurrent revenues for the Group

(*) Personnel + administrative expenses + depreciation and amortisation

(**) Excluding net capital gains and extraordinary allowances

Santander

Secondary Segments results 41
% var. 2007/2006
Solid growth of retail banking (CORE business) well supported by developing global businesses
Retail Banking Global Banking & Markets Asset Mgmt. & Insurance
Gross op. Gross op. Gross op. +20% +13% +13% inc. inc. inc. Expenses*+8% Expenses*+23% Expenses*+12% Net op. Net op. Net op. +32% +9% +13% income _____ income _____ income PBT**+26% PBT+28% PBT+14% Profit > +20% in all 78% of revenues come ~3,600 mill. recurrent geographic areas _____ from customers _____ revenues for the Group
(*) Personnel + administrative expenses + depreciation and amortisation (**) Excluding net capital gains and extraordinary allowances

42

Global Banking and Markets

Gross operating income

EUR million

+13%
2,902
Total 2,577
657
Trading* 760
Customers 1,817
+24%
2,245
2006
2007

- Customers' treasury: +8%
- Equity: +31%
- Investment banking: +66%
- GTB: +16%

Customer revenues

EUR million

466
375
607
369
687
531
557
470
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Sharp fall of generic provisions o/2006

EUR million

331
Total generic provisions
-84%
52
2006
2007

(*) Including capital profitability

Santander

Global Banking and Markets
Profit growth is supported by the good performance of customer revenues and the lower need for generic provisions
Gross operating income Customer revenues
EUR million _____ EUR million
6 87 607 2,902 531 557 +13% 466 470 2,577 375 369
Total 657 Trading* 760
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Customers’
treasury: +8% Sharp fall of generic provisions o/2006
Equity: +31% EUR million 2,245 331 +24% Customers 1,817 Investment banking: +66%Total -84% generic GTB: +16% provisions
52
2006 2007
2006 2007
(*) Including capital profitability Note. GTB: Global Transaction Banking (cash management, trade finance, custody and basic financing).

43

Asset Management and Insurance

Total business contribution: Total revenues for the Group

EUR million
+13%
3,223
3,643
Total
Insurance*
1,438
+22%
1,751
Pension funds
151
+7%
161
Mutual funds
1,635
+6%
1,731
2006
2007

Revenues by geographic area

Continental Europe (euro)
+5%
+7%
+25%
Mutual funds
Pension funds
Insurance*
Abbey (sterling)
+20%
+1%
Mutual funds
Insurance*
Latin America (dollar)
+17%
+46%
Mutual funds
Insurance*

(*) Insurance fees plus insurance activity

Santander

Asset Management and Insurance
Insurance: good performance of the main geographic areas.
Mutual funds: lower tax and financial incentives in Spain
Total business contribution: Revenues by geographic area Total revenues for the Group
EUR million
Continental
+25%
+13% Europe +5% +7% 3,643 3,223 (euro) Total _____ Mutual funds _____ Pension _____ Insurance* funds +22% 1,751 Insurance* 1,438
Abbey
+20%
(sterling)
+1%
+7% 161 151
Pension funds
Mu
tual funds _____ Insurance*
1,635 +6% 1,731 +46%
Mutual funds Latin America (dollar) +17%
2006 2007 Mutual funds Insurance*
(*) Insurance fees plus insurance activity

Agenda
2007 Summary 2007 Results — Group — Business areas
2008 Conclusions and outlook
Appendix

Our activities in 2007 45
Amid a difficult financial markets environment, Santander leveraged on its traditional strengths ...
Strong revenue increase and further ... to produce an efficiency improvement in all areas:
EPS growth above
- Europe: robust results of the retail networks within a slowdown environment 20% ... — Abbey: achieving its targets within a market of lower PFS revenues
- Latin America: strong quarterly business and revenue growth, absorbing higher provisions ... and improve profi
tability:
Balance sheet strength:
-Core capital > 6% ROE:+107 bp -Generic provisions EUR 6.0 bn ROA:+10 bp -No exposure to high risk products RORWA:+16 bp

Our activities in 2007

46

- **Reinforcing our retail networks** (branches and alternative channels)
- **Investing in customer capturing** in all markets
- **Moving Abbey** toward a "full service commercial bank"
- **Making progress** in **global businesses / units**
- **ABN Amro acquisition**

… In short, good balance between short term results ...

… and investment in the future of our businesses

Santander

Our activities in 2007 46
And not only results. We also kept investing in future growth...
Reinforcing our retail networks (branches and alternative channels) ... In short, good balance between
Investing in customer capturing in all markets short term results ...
Moving Abbey toward a “full service commercial bank”
... and
Making progress in global businesses / investment in units
the future o
f our
ABN Amro acquisition
businesses

Santander vision of 2008. New economic environment ... 47
Global economy Growing at a lower pace than in 2007
Lower growth. Spain above average and United Kingdom in line Europe Interest rates: stable / drop in euro and sterling

Lower business growth in Spain and United Kingdom
Lower growth, although still high
Latin America Solid macro fundamentals within a convergence and structural growth environment for the coming years
“Bancarisation” will continue to increase
In short, an environment of growth with greater uncertainties

48

… and a more demanding financial environment

Cycle normalisation

New "winners" and "losers" among our peers

- Asset economies lose specific weight
- Increase of differential value of emerging markets
- Demand for universal banking vs. monoliners model

Santander

... and a more demanding financial environment 48
Going from the “excess liquidity” of recent years to a “normalised cycle”:
Cycle normalisation Greater risk valuation
Focus on in-depth customer relationship, efficiency ratio management and capturing of customer funds
New “winners” and Asset economies lose specific weight
“losers” Increase of differential value of emerging markets among our peers
Demand for universal banking vs. monoliners model
Opportunity: universal banking models leveraged on the economies of scale of a global group

49

Santander faces 2008 from an excellent starting point

Solid positioning and superior execution capabilities

Diversified business based on retail banking	Recurrent revenues and sustainability
Risk quality	Low and predictable risk
Balance sheet strength	Comfortable liquidity and solvency ratio
Differential business portfolio	In developed and emerging markets
Investing in growth in recent years	Will continue to bear fruit
Track record in costs	Back office weight decreases to strengthen the front office and to face new investments
Contribution of ABN businesses	Critical mass in Brazil. SAN only international bank with significant presence in a BRIC

Santander

Santander faces 2008 from an excellent starting point 49
Solid positioning and superior execution capabilities
Diversified business based
Recurrent revenues and sustainability on retail banking
Risk quality Low and predictable risk
Balance sheet strength Comfortable liquidity and solvency ratio
Differential business
In developed and emerging markets portfolio Investing in growth in
Will continue to bear fruit recent years Back office weight decreases to strengthen the
Track record in costs front office and to face new investments
Contribution of ABN Critical mass in Brazil. SAN only international bank businesses with significant presence in a BRIC

50

… with well defined management focus in 2008:

- Greater importance of **spreads management**
- "Jaws" management with **main focus on costs**:
  - Strict cost control in all units
- **Special focus on risk** (provisions)
- **Greater significance of deposits**
- Special **focus on service quality** in all units

… and all of it without forgetting:

- **To maintain discipline** in financial and **capital** management
- Framed within a global environment, increasing **cross-border businesses** and **technological integration**

Santander

Greater importance of spreads management ...with well “Jaws” management with main focus on costs: defined - Strict cost control in all units management Special focus on risk (provisions)
Greater significance of deposits
focus in 2008:
Special focus on service quality in all units
To maintain discipline in financial and capital
... and all of it management
without Framed within a global environment, increasing cross-border businesses and forgetting: technological integration

51

As a result, in 2008…

EPS excluding capital gains*
Euro
CAGR: +14%
CAGR: +21%
0.34
0.38
0.43
0.54
0.54
0.48
0.55
0.73
0.84
1.05
1.28
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

Dividend per share
Euro
CAGR: +14%
CAGR: +25%
0.18
0.19
0.23
0.27
0.29
0.29
0.30
0.33
0.42
0.52
0.65
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07

… to continue outperforming our competitors

Santander

As a result, in 2008... 51
...we are confident that Santander will continue to grow and create value in the medium and long term ...
EPS excluding capital gains* Dividend per share
Euro _____ Euro 1.28 0.65
CAGR: +14% CAGR: +14%
CAGR: +21% 1.05 CAGR: +25% 0.52 0.84 0.42 0.73 0.33 0.30 0.55 0.27 0.29 0.29 0.54 0.54 0.48 0.23 0.43 0.34 0.38 0.18 0.19
‘97 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘97 ‘98 ‘99 ‘00 ‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07
... to continue outperforming our competitors
(*) Adjusted from share splits and capital increases From 2004 under IFRS criteria

Agenda
2007 Summary 2007 Results Group Business areas 2008 Conclusions and outlook Appendix

Appendix
Acquisition of ABN Amro Brazil businesses Continental Europe. Business Units detail
Abbey Latin America. Business Units detail

54

Acquisition of ABN Amro Brazil businesses

Santander

Acquisition of ABN Amro Brazil businesses

55

Acquisition of Global Clients from RBS in Brazil

BANCO REAL
ABN AMRO
Santander
Retail
Santander
Corporates
RBS
Global Clients
Services: Treasury, Transactional, Back Office

Santander

Acquisition of Global Clients from RBS in Brazil 55
Global Clients Brazil is totally integrated into
Banco Real
The Global Clients unit shares all services with B. Real (Treasury, Back Office, Systems, Human Resources...)
Global Global Clients would probably
Retail Corporates
Clients generate operational risks as a result of the separation of this
Services: Treasury, Transactional, Back Office Banco Real businesses

Acquisition of Global Clients from RBS in Brazil 56 EUR Mill. 2006 2007 Total Operating Income123.0 136.0
Operating Expenses 83.0 98.7 Operating before Provisions 40.0 37.3 Net Profit 29.0 44.0
Large clients business in Brazil Bought by RBoS as part of BU Global Clients
Fully integrated into the operational structure of Banco Real (revenues and costs “assigned”)

Acquisition of Global Clients from RBS in Brazil

57

Strategic Fit

- ✓ We acquire a core business from Banco Real, which was included in the ABN Amro units acquired from RBS
- ✓ We avoid operational risks and focus on integration
- ✓ Possibility of generating synergies with SAN Global Banking & Markets, the wholesale business unit

Financial Fit

Assigned value:
EUR 750m

PER 07: 17x
PER 2010: 11.8x
ROI 2010 ~ 9%

A conservative synergies estimate:
2010 efficiency ratio: 45% (still clearly above the SAN GBM efficiency ratio)

Santander

Acquisition of Global Clients from RBS in Brazil 57 GC: Strategic/financial fit Avoids problems of separation; synergies “in-market”
Strategic Fit Financial Fit
9 We acquire a core business from Banco Real, which was Assigned value: included in the ABN Amro EUR 750m units acquired from RBS
9 We avoid operational risks and
PER 07: 17x focus on integration PER 2010: 11.8x ROI 2010 ~ 9%
9 Possibility of generating synergies with SAN Global
A conservative synergies estimate:
Banking & Markets, the 2010 efficiency ratio: 45% (still clearly above wholesale business unit the SAN GBM efficiency ratio.

Continental Europe
Main units performance Spreads performance
Non-performing loans and coverage ratio performance

59

Santander Branch Network

2007 Key highlights

- **"We Want to be your Bank" 2nd year running**
  - Number of customers: 4 mill. (start 2006 : 2.4 mill.)
- **Larger retail network:** +55 branches
- **Lending: focus on profitability with better spreads …**

3.24%
3.77%
2006
2007

Net interest income: +22%

- **… and volume deceleration** (especially mortgage loans)

Loans: +11% **Savings: +2%**

% var. 2007/2006
+8%
+18%
+12%
-11%
+126%
Individual customers
SMEs / Businesses
Deposits+ Val. SAN
Mut. Funds+ Pensions
Insurance Savings-Inv.

Results

Gross op. income

Base 100: Q1'06
100
108
109
116
119
124
123
125
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Efficiency ratio

% var. 2007/2006
+14
+7
Revenues
Expen.
41.0%
38.7%
2006
2007

Net operating income

EUR million
+9%
533
615
612
669
691
727
714
731
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

+18%
2,429
2,863
Provisions
+2%
Net of LLPs
2,092
+21%
2,521
2006
2007

Santander

Santander Branch Network 2007 Key highlights _____ Results “We Want to be your Bank” 2nd year running _____ Gross op. income _____ Efficiency ratio
-Number of customers: 4 mill. (start 2006 : 2.4 mill.) Base 100: Q1’06 % var. 2007/2006 Larger retail network: +55 branches 124 123 125
+14
Lending: focus on profitability with better 116 119
41.0%
spreads ... 108 109
+7 3.77% 100
3.24% Net interest income: +22% 38.7%
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Revenues Expen. 2006 2007
2006 2007
... and volume deceleration (especially mortgage Net operating income loans)
EUR million Loans: +11% Savings: +2% +9%
+18% 2,863
% var. 2007/2006 +126% 727 714 731
2,429
669 691 +2%
+18% +12% 615 612 Provisions +8% -11%
533
2,521
Net of 2,092 +21%
Individual _____ SMEs / Deposits+ Mut. Funds+ Insurance _____ LLPs customers Businesses Val. SAN _____ Pensions Savings-Inv.
2006 2007
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4
Maintains a profitable growth model, combining greater business, earnings and investment in expanding retail network and customers

60

Banesto

2007 Key highlights

- **Good performance of strategic projects**
- **Expansion plan completed:** +243 branches in 2 years
- **Increase in linked customers:** +9% o/ 2006
- **Activity:** growth of individual customers and SMEs with significant mortgage deceleration…

Loans: +21% | **Savings: +8%**

% var. 2007/2006

+13%
+27%
-1%
+18%
-16%
-7%
Individual customers
SMEs/ Businesses
Large corporations
Deposits
Mut. Funds +Pensions
Insurance Savings-Inv.

- **… with better customer spreads**

3.07%
3.43%
2006
2007

Results

Gross op. income

Base 100: Q1'06

100
102
103
107
115
116
120
122
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Efficiency ratio

% var. 2007/2006

+15
+4
45.3%
41.2%
Revenues
Expen.
2006
2007

Net operating income

EUR million

+24%
257
245
275
285
311
322
326
353
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4
+24%
1,312
1,060
+23%
Provisions
Net of LLPs
871
+24%
1,079
2006
2007

Santander

Banesto 2007 Key highlights _____ Results Good performance of strategic projects _____ Gross op. income _____ Efficiency ratio
Expansion plan completed: +243 branches in 2 Base 100: Q1’06 % var. 2007/2006 years 120 122 +15 45.3%
Increase in linked customers: +9% o/ 2006 115 116

107 Activity: growth of individual customers and SMEs 100 102 103 41.2% with significant mortgage deceleration... +4
Loans: +21% Savings: +8% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Revenues Expen. 2006 2007
% var. 2007/2006
+27% Net operating income
+13% +18% -1% -16%-7% EUR million +24% +24% 1,312
Individual SMEs/ Large _____ Deposits Mut. Funds Insurance 353
1,060 customers Businessescorporations +Pensions Savings-Inv. 311 322 326 +23% 275 285 Provisions
3.43% 3.07% 257 245 1,079
... with better customer Net of +24%
871
spreads LLPs
2006 2007 2006 2007
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4
Maintains a profitable growth model, combining greater business, earnings and investment in expansion of retail network

61

Santander Consumer Finance

2007 Key highlights

SANTANDER CONSUMER EUROPE

- Lower activity and impact of interest rates rises

New lending: +6%

Var. 2007/2006
-1%
+12%
+18%
Germany
Spain
Nordic + East. Europe

Loan Spread

4.34%
3.44%
2006
2007

- Focus on profitable products & cross-selling

Var. New lending 2007/2006
-1%
+18%
+20%
Cars
Cards
Direct credit
Results 2007/2006
+34%
Net fees

SANTANDER CONSUMER USA (Drive)

- Revenue and profit surpass targets

Attr. profit '07: €107 mill.

21
28
29
29
Q1'07
Q2
Q3
Q4

Results

Gross op. income

Base 100: Q1'06
100
104
108
113
145
157
156
157
111*
117*
114*
115*
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Efficiency ratio

% var. 2007/2006
+45
+7*
+23
+10*
Revenues
Expen.
34.7%
35.8%*
29.6%
2006
2007

Net operating income

EUR million
+43%
283
287
307
324
440
481
483
463
314*
332*
322*
301*
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4
Provisions
Net of LLPs
+55%**
1,201
1,867
+112%**
804
+28%**
1,025
2006
2007

(*) Excluding Drive

Santander

Santander Consumer Finance 61 2007 Key highlights _____ Results
SANTANDER CONSUMER EUROPE _____ Gross op. income _____ Efficiency ratio
Base 100: Q1’06 % var. 2007/2006 Lower activity and impact of interest rates rises
145 157 156 157
New lending: +6% Loan Spread +45 34.7% Var. 2007/2006 4.34% 35.8%*
3.44% 113 +23
+12% +18% 104 108 100
117* 115* +7* +10* 29.6% 111
* 114*
-1%
Germany Spain Nordic + 2006 2007 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Revenues Expen.
+7,0*+10,0* 2006 2007 East. Europe Focus on profitable products & cross-selling _____ Net operating income Var. New lending _____ Results 2007/2006 2007/2006 +34% EUR million +18% +20% 1,867 +43% +55%**
483 463
440 481 1,201 -1% CarsCardsDirect credit _____ Net fees 307 324 314* 332* 322* 301* +112%**
283 287 Provisions SANTANDER _____ Attr. profit ‘07: €107 mill.
Net of +28%** 1,025
CONSUMER USA (Drive) LLPs 804
28 29 29
Revenue and profit 21 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4
surpass targets 2006 2007
(*) Excluding Drive
Q1’07 Q2 Q3 Q4 (**) Var. excluding Drive: Net operating income: +6%; loan-loss provisions: +10%; and net operating income net of LLPs: +4%
Europe’s performance impacted by market deceleration and interest rates.
Drive surpassing forecast

62

Portugal

2007 Key highlights

- **Focus on a customer oriented business model**
  - "Comissões Zero": +9% linked customers
  - Larger commercial network: +36 branches and +77 ATMs
- **Lending growth …**
  - In loans and savings, focus on individual customers and SMEs. Impact from large companies reduced lending

Loans: +6% | **Savings: -1%**

% var. 2007/2006
+9%
+21%
-4%
Individual customers
SMEs/ Businesses
Large Comp.
+6%
+13%
-30%
Individual customers
SMEs/ Businesses
Large Comp.

- **… with spread stabilisation** in recent quarters, although below 2006

2.82%
2.71%
2006
2007

Results

Gross op. income

Base 100: Q1'06
100
100
98
102
112
113
108
108
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Efficiency ratio

% var. 2007/2006
+10
+2
Revenues
Expen.
47.3%
44.0%
2006
2007

Net operating income

EUR million
+18%
570
-48%
672
Provisions
Net of LLPs
530
+23%
651
2006
2007

- **LLPs reduction** due to recoveries and portfolio sale

Santander

Portugal 2007 Key highlights _____ Results Focus on a customer oriented business model _____ Gross op. income _____ Efficiency ratio
- “Comissões Zero”: +9% linked customers Base 100: Q1’06 % var. 2007/2006 — Larger commercial network: +36 branches and +77 47.3%
+10
ATMs 112 113
Lending growth ... 108 108 100 102 — In loans and savings, focus on individual customers 100 98 +2
44.0%
and SMEs. Impact from large companies reduced lending
Revenues Expen. 2006 2007
Loans: +6% Savings: -1% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4
% var. 2007/2006 Net operating income
+9% +21% +6% +13% EUR million _____ EUR million +18% +18%
672
-4% 570 -48%
174 177
-30%
Pro
visions
Individual SMEs/ Large Individual SMEs/ Large 164 157 customers Businesses Comp. customers Businesses Comp. 150 148
Net of +23% 651 530
140 133 LLPs
... with spread 2.82% 2.71% stabilisation in recent
quarters, although Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 2006 2007 below 2006 2006 2007 LLPs reduction due to recoveries and portfolio sale
Better customer performance allows a good quarter in retail business and in recurrent revenues, absorbing the impact from regulatory changes

Continental Europe. Main units spreads
(%)
SAN Branch Network Banesto Retail Banking
3.94 3.98 3.35 3.39 3.48 3.49 3.693.00 3.13 3.23 3.26 3.44 3.472.92 3.10 3.16 2.70 2.662.03 2.11 2.19 2.15 2.16 2.22 2.43 1.83 1.92 1.71 1.87 1.95 1.54 1.64 1.39 1.31 1.38 1.36 1.30 1.31 1.32 1.28 1.29 1.34 1.29 1.28 1.25 1.26 1.24 1.32 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Loans _____ Deposits _____ Total _____ Loans _____ Deposits _____ Total
Santander Consumer Lending Portugal Retail Banking
2.85 2.84 2.80 2.79 2.73 2.73 2.69 2.70 4.79 4.58 4.15 3.83 3.69 3.52 3.34 3.22 1.66 1.63 1.56 1.53 1.46 1.43 1.35 1.37 1.19 1.21 1.24 1.26 1.27 1.30 1.34 1.33 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Loans Deposits Total

64

Continental Europe. NPLs and coverage

Santander Branch Network

296%
248%
0.57%
0.65%
Dec'06
Dec'07
NPLs
Coverage

Banesto

396%
333%
0.42%
0.47%
Dec'06
Dec'07
NPLs
Coverage

Santander Consumer

114%
96%
2.57%
2.84%
Dec'06
Dec'07
NPLs
Coverage

Portugal

130%
117%
1.25%
1.25%
Dec'06
Dec'07
NPLs
Coverage

(*) Dec'06 restated based on 2007 criteria

Santander

Continental Europe. NPLs and coverage
Santander Branch Network Banesto
296% 396%
248% 333%
0.57%0.65% 0.47% 0.42% Dec’06Dec’07 Dec’06 Dec’07 NPLsCoverage _____ NPLsCoverage Santander Consumer _____ Portugal
114% 130%
96% 117%
1.25%
1.25% 2.57% 2.84% Dec’06 Dec’07 Dec’06 Dec’07 NPLs _____ Coverage _____ NPLs _____ Coverage (*) Excluding Drive: NPLs ‘06: 2.50%; ‘07: 2.77% (*) Dec’06 restated based on 2007 criteria coverage ratio ‘06: 113%; ‘07: 97%

Abbey
Spreads performance
Non-performing loans and coverage ratio performance

66

Abbey. Spreads and NPLs ratio
(%)

NPLs and Coverage
86%
66%
0.60%
0.60%
Dec'06
Dec'07
NPLs
Coverage

Santander

Abbey. Spreads and NPLs ratio (%)
Spreads Retail Banking NPLs and Coverage
1.89 1.97 2.01 2.01 1.98 86% 1.81 1.84 1.84
66%
1.28 1.32 1.36 1.37 1.09 1.11 1.14 1.20
0.72 0.73 0.70 0.69 0.69 0.69 0.65 0.60% 0.60% 0.61 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Dec’06 Dec’07 Loans _____ Deposits _____ Total _____ NPLs _____ Coverage

Latin America
Main units performance Spreads performance
Non-performing loans and coverage ratio performance

68

Brazil

Macro and financial environment

- Solid macro fundamentals and GDP: +5% (country-risk: 231 b.p.)
- Final interest rates (-200 b.p. o/ 2006)
- Loans financial system: +27%; funds fin. system: +21%

2007 Key Highlights

- **Customers:** +0.8 mill. total: and +380,000 linked
- **Commercial distribution**: +78 branches and +199 ATMs
- **Activity:** growing above market in loans to SMEs and demand deposits ...

Loans: +32%
Savings: +30%
% var. 2007/2006 in local currency
+28%
+41%
+33%
+22%
+36%
Individual customers
SMEs
Companies +GB&M
Deposits w/o REPOs
Mutual Funds

- **... managing spreads in the face of lower interest rates**

19.7%
17.9%
2006
2007

Results

Gross operating income
Base 100: Q1'06 US$
100
102
114
120
130
153
156
181
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4
Efficiency ratio
% var. 2007/2006 US$
+43
+22
Revenues
Expenses
46.4%
39.6%
2006
2007

- ... maintaining **net op. income** at highest levels

Net operating income (US$ mill.)
+67%
492
498
583
591
717
893
870
987
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4
+60%
3,466
2,164
+97%
Provisions
Net of LLPs
1,613
+48%
2,383
2006
2007

Santander

Brazil Macro and financial environment _____ Results
Solid macro fundamentals and GDP: +5% (country-risk: Strong revenue increase vs. 2006. In Q4, high
231 b.p.) fees and trading gains (sales) ... Final interest rates (-200 b.p. o/ 2006) Gross operating income _____ Efficiency ratio Loans financial system: +27%; funds fin. system: +21% Base 100: Q1’06 US$ 181 % var. 2007/2006 US$ 2007 Key Highlights 153156 +43 46.4% 130 +
22
Customers: +0.8 mill. total: and +380,000 linked 100102114120
39.6%
Commercial distribution: +78 branches and +199
ATMs Q1’06Q2 Q3 Q4 Q1’07Q2 Q3 Q4 Revenues Expenses 2006 2007
Activity: growing above market in loans to SMEs and ... maintaining net op. income at highest levels demand deposits ...
Loans: +32% Savings: +30% Net operating income (US$ mill.)
% var. 2007/2006 in local currency +67% 3,466 +41% +33% +36% +60% +28% +22% 987
893 870
717 2,164 591 +97%
583
Individual _____ SMEs _____ Companies Deposits Mutual Funds 492 498 Provisions customers +GB&M _____ w/o REPOs 2,383
Net of 1
,613 +48%
19.7% LLPs 17.9% ... managing spreads in the face of lower Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 2006 2007 interest rates LLPs: increase o/2006 due to greater lending and 2006 2007 mix. Risk premium: 3.9%
Business growth and balance sheet management offset the lower spreads, producing excellent results in net operating income and profit

69

Mexico

Macro and financial environment

2007 Key Highlights

- **Customers:** +0.5 mill. total and +180,000 linked
- **Commercial distribution**: +49 branches; +674 ATMs
- **Activity:** in loans with focus on consumer, new housing and SMEs. Capturing: increase market share

Loans: +25%* **Savings: +12%**

% var. 2007/2006 in local currency
+30%
+66%
+43%
+6%
+24%
Individual customers
SMEs
Companies +GB&M
Deposits w/o REPOs
Mutual Funds

- **... with strong spreads improvement**

12.9%
14.3%
2006
2007

Results

Gross operating income

Base 100: Q1'06 US$
100
97
105
131
133
138
153
152
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Efficiency ratio

% var. 2007/2006 US$
+33
+14
Revenues
Expenses
44.0%
37.7%
2006
2007

Net operating income (mill. US$)

+26%
307
296
308
424
474
503
551
533
Q106
Q2
Q3
Q4
Q107
Q2
Q3
Q4

+54%
2,060
1,336
+143%
Provisions
Net of LLPs
1,077
+33%
1,432
2006
2007

(*) Managed loans

Santander

Mexico 69 Macro and financial environment _____ Results
Solid macro (stable rates and inflation) and GDP:+3% Strong revenue increase over 2006 due to spreads Institutional stability and first reforms in 2007 and fees. In Q4, negative trading gains ...

Improvement of country’s rating in Q3’07 (BBB+) Gross operating income _____ Efficiency ratio
Loans financial system: +23%; funds fin. system: +14% Base 100: Q1’06 US$ % var. 2007/2006 US$
44.0%
1381
53152 +33
2007 Key Highlights 131 133
100 97 105 +14
37.7%
Customers: +0.5 mill. total and +180,000 linked
: +49 branches; +674 ATMs Q1’06Q2 Q3 Q4 Q1’07Q2 Q3 Q4 Revenues Expenses 2006 2007
Commercial distribution
Activity: in loans with focus on consumer, new housing and SMEs. Capturing: increase market share
Net operating income (mill. US$) Loans: +25%* Savings: +12%
2,060
% var. 2007/2006 in local currency +54%
+26%
+66% +30% +43% 1,336 +6% +24% 551 533 +143%
474 503
424 Provisions Individual _____ SMEs _____ Companies Deposits Mutual Funds 307 296 308 +33% 1,432
Net of 1,077 customers +GB&M w/o REPOs LLPs 12.9% 14.3%
... with strong spreads Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 2006 2007 improvement
LLPs: increase o/2006 due to lending growth, mix and 2006 2007 cards deterioration. Risk premium: 3.0%.
Solid and profitable growth of retail business, producing higher revenues, net operating income and profit
(*) Managed loans

70

Chile

Macro and financial environment

2007 Key Highlights

... spreads improvement on H2'07

7.0%
7.3%
2006
2007

Loans: +19%

Savings: +18%

% var. 2007/2006 in local currency

+15%
+19%
+25%
+16%
+24%
Individual customers
SMEs
Companies +GB&M
Deposits w/o REPOs
Mutual Funds

Results

Gross operating income

Base 100: Q1'06 US$

100
117
121
106
117
130
151
150
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4

Efficiency ratio

% var. 2007/2006 US$

+23
+16
Revenues
Expenses
41.5%
39.2%
2006
2007

Net operating income (US$ mill.)

+64%
218
264
279
203
260
285
346
333
Q1'06
Q2
Q3
Q4
Q1'07
Q2
Q3
Q4
Provisions
Net of LLPs
964
+27%
1,223
+103%
827
+14%
945
2006
2007

Santander

Chile 70 Macro and financial environment _____ Results
Macro: solid fundamentals and GDP > 5% Strong revenue increase over 2006 due to customers and UF contribution (in Q4 lower trading gains)
Improvement of country’s rating (A+) in Q4’07 Inflation jump lifts exchange and interest rates Gross operating income _____ Efficiency ratio Loans financial system: +22%; funds fin. system:+21% Base 100: Q1’06 US$ % var. 2007/2006 US$ 2007 Key Highlights 151 150 +23 41.5%
130 +16 117 121 117 100 106
Customers: +0.35 mill. total and +120,000 linked 39.2%
Commercial distribution: +97 branches; +469 ATMs Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Revenues Expenses 2006 2007
Activity: focus on profitability with market share increase in revenues and profit Net operating income (US$ mill.)
7.0% 7.3% .... spreads improvement on H2’07 +64% +27% 1,223
964
2006 2007 346 333 +103%
264 279 Provisions
Loans: +19% Savings: +18% 260 285
218 203 827 +14% 945
Net of
% var. 2007/2006 in local currency LLPs
+15% +19% +25% +16% +24% Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4
2006 2007
Individual SMEs Companies Deposits Mutual Funds LLPs: increase due to retail growth, generic (release in customers +GB&M w/o REPOs 2006) and normalising risk premium: 1.5%
Continuous quarterly growth due to greater business with retail customer and UF contributions

Latin America. Main countries spreads (%)
Retail Banking Brazil Retail Banking Mexico
20.95 20.48 19.28 18.01 18.24 18.05 17.72 17.73 14.20 14.39 14.25
14.41 14.02 11.62 12.21 13.64
18.42 18.43
17.38 16.34 16.62 16.63 16.34 16.43
10.34 10.72 10.84 10.79 10.99 10.64 8.13 9.05
2.53 2.05 1.90 1.67 1.62 1.42 1.38 1.30 3.49 3.48 3.55 3.46 3.42 3.16 3.30 3.38 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Loans _____ Deposits _____ Total _____ Loans _____ Deposits _____ Total
Retail Banking Chile
7.11 7.28 7.50 7.46 6.86 6.97 6.94 6.97
5.07 5.07 4.95 4.91 5.08 5.14 5.27 5.22 1.79 2.04 2.02 2.03 2.20 1.83 2.23 2.24
Q1’06 Q2 Q3 Q4 Q1’07 Q2 Q3 Q4 Loans Deposits Total

72

Latin America. NPLs and coverage

Brazil
103%
101%
2.38%
2.74%
Dec'06
Dec'07
NPLs
Coverage

Mexico
279%
192%
0.64%
1.20%
Dec'06
Dec'07
NPLs
Coverage

Chile
153%
118%
1.59%
2.11%
Dec'06
Dec'07
NPLs
Coverage

Santander

Latin America. NPLs and coverage Brazil _____ Mexico
279%
103% 101% 192% 2.74% 1.20%
2.38% 0.64%
Dec’06 Dec’07 Dec’06 Dec’07 NPLs Coverage NPLs Coverage
Chile
153%
118%
2.11%
1.59% Dec’06 Dec’07 NPLs Coverage

Relations with Investors and Analysts Ciudad Grupo Santander Edificio Pereda, 1[a] planta Avda de Cantabria, s/n 28660 Boadilla del Monte, Madrid (España) Teléfonos: 91 259 65 14 — 91 259 65 20 Fax: 91 257 02 45 e-mail: investor@gruposantander.com www.gruposantander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 11, 2008	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President